 Exhibit 99.1

Execution Version

MERGER AGREEMENT

by and among

MAVERICK NATURAL RESOURCES, LLC,

DIVERSIFIED ENERGY COMPANY PLC,

REMINGTON MERGER SUB, LLC,

solely for purposes of Section 7.3 herein, DIVERSIFIED GAS & OIL CORPORATION,

and

solely for purposes of the Specified Provisions, EIG Management Company, LLC, a Delaware limited liability company, solely in its capacity as Unitholder Representative

Dated as of January 24, 2025

CERTAIN INFORMATION HAS BEEN REDACTED FROM THIS EXHIBIT IN
ACCORDANCE WITH ITEM 601(A)(6) OF REGULATION S-K DUE TO PERSONAL
PRIVACY CONCERNS. INFORMATION THAT HAS BEEN SO REDACTED FROM THIS
EXHIBIT HAS BEEN MARKED WITH “[***]” TO INDICATE THE OMISSION.

i

TABLE OF CONTENTS (CONT’D)

TABLE OF CONTENTS (CONT’D)

TABLE OF CONTENTS (CONT’D)

Appendices:

Appendix A – Definitions

Exhibits:

Exhibit A – Form of Registration Rights Agreement
Exhibit B – Form of Relationship Agreement
Exhibit C – Form of A&R LLC Agreement
Exhibit D – Signing Date Certificate
Exhibit E – Equity Award Surrender Agreement
Exhibit F – Form of Release
Exhibit G - Illustrative Example of Net Working Capital

Schedules:

Company Disclosure Schedules
Parent Disclosure Schedules
Schedule A-1 – Leases
Schedule A-2 – Subject Wells

v

 MERGER AGREEMENT

This Merger Agreement (this “Agreement”) is dated as of January 24, 2025 (the “Execution Date”), by and among Maverick Natural Resources, LLC, a Delaware limited liability company (the “Company”), Diversified Energy Company plc, a public limited company incorporated in England and Wales (“Parent”), Remington Merger Sub, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Merger Sub”), solely for purposes of Section 7.3 herein, Diversified Gas & Oil Corporation, a Delaware corporation and direct wholly owned subsidiary of Parent (“DGOC”), and, solely for purposes of Section 2.7, Section 2.8, Section 2.10, Article VIII and Article IX herein (collectively, the “Specified Provisions”), EIG Management Company, LLC, a Delaware limited liability company, solely in its capacity as representative of the Company Unitholders, Company Restricted Unitholders and Company TVU Holders (the “Unitholder Representative”). The Company, Parent, Merger Sub and, solely with respect to Section 7.3 herein, DGOC and, solely with respect to the Specified Provisions, the Unitholder Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions hereof, at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, as of the date hereof, the board of directors of Parent has, by unanimous vote of the directors present at a duly constituted meeting of the Parent Board, (a) determined that the Transactions are likely to promote the success of Parent for the benefit of its members as a whole, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, on the terms and subject to the conditions set forth herein, (c) approved the execution, delivery and performance of the Relationship Agreement at the Closing and (d) resolved to recommend that the holders of shares of Parent Common Stock approve the Share Issuance on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as of the date hereof, the board of directors of DGOC has unanimously (a) determined that this Agreement is in the best interests of DGOC and its sole stockholder, and (b) approved the execution, delivery and performance of this Agreement on the terms and subject to the conditions set forth herein;

WHEREAS, as of the date hereof, the sole member of Merger Sub has irrevocably approved and adopted this Agreement and the consummation of the Transactions, pursuant to a written consent executed by such sole member, a copy of which has been delivered to the Company;

WHEREAS, as of the date hereof, the board of managers of the Company has (a) determined that the Transactions are in the best interests of the Company and the Company Unitholders, and (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS, as of the date hereof, Company Unitholders holding at least a majority of the issued and outstanding Company Common Units have irrevocably approved and adopted this Agreement and the consummation of the Transactions, pursuant to a written consent executed by such Company Unitholders, a copy of which has been delivered to Parent (the “Unitholder Consent”);

WHEREAS, contemporaneously with the Closing, in connection with the Transactions, Parent and certain Company Unitholders (and those Company Designees whom such Company Unitholders designate as a party as identified in writing to Parent at least two Business Days prior to the Closing Date), will enter into that certain Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form set forth on Exhibit A, to be effective upon the Closing; and

WHEREAS, contemporaneously with the Closing, in connection with the Transactions, Parent and EIG will enter into that certain Relationship Agreement (the “Relationship Agreement”), substantially in the form set forth on Exhibit B, to be effective upon the Closing.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE I
Definitions and Interpretation

Section 1.1         Defined Terms. In addition to the terms defined in the Preamble and the Recitals of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings set forth in Appendix A. A defined term has its defined meaning throughout this Agreement regardless of whether it appears before or after the place where it is defined, and its other grammatical forms have corresponding meanings.

Section 1.2      References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions refer to the corresponding Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. All references to “$” shall be deemed references to U.S. dollars. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the Execution Date, and, as applicable, as consistently applied in the oil and gas industry. Unless the context requires otherwise, the word “or” is not exclusive. As used herein, the word (a) “day” means calendar day; “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (b) “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause, or other subdivision unless expressly so limited; (c) “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection, and clause hereof in which such words occur; and (d) “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine, or neuter genders shall be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Appendices, Exhibits, and Schedules referred to herein are attached to this Agreement and by this reference incorporated herein for all purposes. Reference herein to any federal, state, local, or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall also be deemed to refer to such Laws as in effect as of the Execution Date or as hereafter amended. Examples are not to be construed to limit, expressly or by implication, the matter they illustrate. References to a specific time shall refer to prevailing Central Time, unless otherwise indicated. If any period of days referred to in this Agreement shall end on a day that is not a Business Day, then the expiration of such period shall be automatically extended until the end of the first succeeding Business Day. Except as otherwise specifically provided in this Agreement, any agreement, instrument, or writing defined or referred to herein means such agreement, instrument, or writing, as from time to time amended, supplemented, or modified prior to the Execution Date. Any reference in this Agreement to documents or other information “made available” to the Company means a document or other information that is available on EDGAR as part of the SEC Documents at least one (1) Business Day prior to the date of this Agreement.

ARTICLE II
The Merger

Section 2.1       The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company surviving the Merger (the Company is sometimes hereinafter referred to as the “Surviving Company” for the periods at and after the Effective Time), and the separate limited liability company existence of Merger Sub shall thereupon cease by operation of the Laws of the State of Delaware. The Merger shall have the effects set forth in this Agreement and the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company. After the Merger, the Surviving Company shall be a Subsidiary of Parent.

Section 2.2        Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the date on which all conditions set forth in Article VI shall have been satisfied or waived (except for any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing, but subject to the satisfaction or waiver of those conditions) or such other time and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3       Effective Time. On the Closing Date, the Company shall cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 18-209 of the DLLCA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.4          Effect of the Merger. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Parent, Merger Sub or any Company Unitholder:

(a)         Effect on Company Common Units. Each Company Common Unit issued and outstanding immediately prior to the Effective Time (including pursuant to Section 2.11) (i) shall be automatically converted into the right of each Company Unitholder to receive such portion of (A) the Estimated Cash Consideration (without interest thereon) less the Escrow Amount less the Unitholder Representative Expense Amount (the “Closing Cash Payment”), and (B) the Stock Consideration, in each case, as reflected on the Consideration Spreadsheet as being payable to such Company Unitholder in connection with the Merger, together with any amounts that may become payable in respect of such Company Common Units in the future in accordance with Section 2.7 or Section 2.8(a)(iii) (collectively, and together with any cash paid in lieu of any fractional shares of the Parent Common Stock in accordance with Section 2.8(e), as applicable, and subject to adjustment pursuant to the terms of this Agreement, the “Merger Consideration”) and (ii) shall be automatically cancelled and cease to exist. Each Company Unitholder shall cease to have any rights with respect to the Company Common Units, except the right to receive its Allocation Percentage of the Merger Consideration, without interest thereon.

(b)        Effect on Merger Sub Membership Interest. Each membership interest unit of Merger Sub issued and outstanding immediately prior to the Effective Time, shall (i) be automatically converted into one (1) membership interest unit of the Surviving Company which shall constitute the only outstanding membership interest units of the Surviving Company and (ii) shall be automatically cancelled and cease to exist.

(c)          No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of the Parent Common Stock. Any Company Unitholder who would otherwise be entitled to receive a fraction of a share of the Parent Common Stock pursuant to the Merger (after taking into account all shares of Company Common Units held immediately prior to the Effective Time by such Company Unitholder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount specified by Section 2.8(e).

Section 2.5          Signing Date Certificate. The Company has prepared and is delivering to Parent, concurrently with the execution and delivery of this Agreement, a written certificate (the “Signing Date Certificate”), executed by a duly authorized officer of the Company, a copy of which is attached hereto as Exhibit D, setting forth (i) Cash, Net Working Capital, ABS Debt and RBL Debt, in each case, measured as of 12:01 a.m. Central Time on the Lock Box Date and (ii) Cash, ABS Debt, RBL Debt and Leakage, in each case, measured as of 12:01 a.m. Central Time on the date immediately prior to the date hereof, together with the work papers and supporting materials used in preparing such certificate.

Section 2.6         Closing Estimates. At least five (5) Business Days prior to the expected Closing Date, the Company shall deliver to Parent, with a copy to the Unitholder Representative, a statement, which shall set forth the Company’s good faith estimate of (i) Leakage, if any (the “Estimated Leakage”), (ii) Transaction Expenses (the “Estimated Transaction Expenses”), and (iii) RBL Debt (“Closing RBL Debt”), in the case of clauses (ii) and (iii), as of 12:01 a.m. Central Time on the Closing Date and, in the case of clause (iii), without giving effect to the transactions contemplated hereby, which statement shall contain a calculation of the Estimated Cash Consideration and the resulting Closing Cash Payment and Stock Consideration (the “Estimated Closing Statement”), in each case, prepared based upon the books and records of the Company and its Subsidiaries and in accordance with the Applicable Accounting Principles, and with reasonable supporting detail and documentation with respect to the calculation of all amounts included therein. Following delivery of the Estimated Closing Statement, Parent and its advisors shall have reasonable access to the books and records and personnel of the Company and its Subsidiaries to the extent that they relate to the Estimated Closing Statement; provided, that such access shall be in a manner that does not interfere with the normal business operations of the Company or its Subsidiaries. Within three (3) Business Days after its receipt of the Estimated Closing Statement, Parent may submit to the Company, with a copy to the Unitholder Representative, in writing any objections or proposed changes thereto and the Company shall consider all such objections and proposed changes in good faith. If the Parties are unable to agree, in whole or in part, on the Estimated Leakage, Estimated Transaction Expenses or Closing RBL Debt, the Company’s Estimated Leakage, Estimated Transaction Expenses and Closing RBL Debt (with such adjustments proposed by Parent as the Company, acting in good faith, is willing to accept, if any) shall control for purposes of determining the Estimated Cash Consideration, the Closing Cash Payment and the Stock Consideration.

Section 2.7          Post-Closing Adjustments.

(a)           Within ninety (90) days after Closing Date, Parent shall deliver to the Unitholder Representative a statement, which shall set forth Parent’s good faith estimate of (i) Leakage, if any (the “Final Leakage”) and (ii) Transaction Expenses (the “Final Transaction Expenses”), and shall contain a calculation of the Final Cash Consideration (the “Post-Closing Statement”), in each case, prepared based upon the books and records of the Company and its Subsidiaries and in accordance with the Applicable Accounting Principles, and with reasonable supporting detail and documentation with respect to the calculation of all amounts included therein. For purposes of the calculation of the Final Cash Consideration, Closing RBL Debt shall be as finally determined pursuant to Section 2.6.

(b)         After receipt of the Post-Closing Statement, the Unitholder Representative shall have forty-five (45) days (the “Review Period”) to review the Post-Closing Statement. During the Review Period, the Unitholder Representative and its advisors shall have reasonable access to the books and records and personnel of Parent, the Surviving Company and their respective Subsidiaries to the extent that they relate to the Post-Closing Statement; provided, that such access shall be in a manner that does not interfere with the normal business operations of Parent, the Surviving Company or their respective Subsidiaries. On or prior to the last day of the Review Period, the Unitholder Representative may object to the Post-Closing Statement by delivering to Parent a written statement setting forth the Unitholder Representative’s objections in reasonable detail, indicating each disputed item or amount, the basis for the Unitholder Representative’s disagreement therewith and its proposed calculation of each item in dispute (the “Statement of Objections”). Any Statement of Objections may reference only disagreements based on mathematical errors or based on amounts of the Final Cash Consideration as reflected on the Post-Closing Statement not being calculated in accordance with this Section 2.7. Any items and amounts set forth in the Post-Closing Statement but not set forth in the Statement of Objections as in dispute shall be deemed to have been accepted by the Unitholder Representative. If the Unitholder Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the amounts set forth in the Post-Closing Statement shall be deemed to have been accepted by the Unitholder Representative. If the Unitholder Representative delivers the Statement of Objections before the expiration of the Review Period, Parent and the Unitholder Representative shall negotiate in good faith to resolve such objections within fifteen (15) days after the delivery of the Statement of Objections (the “Resolution Period”) and all such discussions related thereto (unless otherwise agreed by the Unitholder Representative and Parent) shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, and, if the same are so resolved within the Resolution Period, such amounts with such changes as may have been agreed in writing by Parent and the Unitholder Representative shall be final and binding as the Final Leakage, Final Transaction Expenses, and resulting Final Cash Consideration and Post-Closing Adjustment. If Parent and the Unitholder Representative fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to an impartial nationally recognized firm of independent certified public accountants agreed to by Parent and the Unitholder Representative (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only. Parent and the Unitholder Representative shall enter into reasonable and customary arrangements with the Independent Accountants for the services to be rendered by the Independent Accountants. All communications with the Independent Accountants must include a representative from each of the Unitholder Representative and Parent. The Independent Accountants shall decide only the specific Disputed Amounts and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Post-Closing Statement and the Statement of Objections, respectively. The Independent Accountants shall make a determination as soon as practicable within fifteen (15) days (or such other time as the Parties shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Post-Closing Statement and the amounts set forth therein shall be conclusive and binding upon the Parties, and judgment may be entered upon the determination of the Independent Accountants in any court having jurisdiction over the Party against which such determination is to be enforced. The costs of any dispute resolution pursuant to this Section 2.7(b), including the fees and expenses of the Independent Accountants and of any enforcement of the determination thereof, shall be borne by the Unitholder Representative and Parent in inverse proportion as they may prevail on the matters resolved by the Independent Accountants, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accountants at the time the determination of such firm is rendered on the merits of the matters submitted.

(c)          Payment of Post-Closing Adjustment. Within five (5) Business Days following the earlier of (i) the Independent Accountants’ determination of the amounts set forth in the Post-Closing Statement in accordance with Section 2.7(b) or (ii) the date the Post-Closing Statement and amounts set forth therein have otherwise become final and binding on the Parties and the Company Unitholders pursuant to Section 2.7(b):

(i)        If the Post-Closing Adjustment is a negative number, the Unitholder Representative and Parent shall first jointly instruct the Escrow Agent to disburse from the Escrow Account by wire transfer of immediately available funds to an account or accounts designated by Parent, the absolute value of the Post-Closing Adjustment, and then, if the absolute value of the Post-Closing Adjustment is less than the funds available in the Escrow Account, the Unitholder Representative and Parent shall jointly instruct the Escrow Agent to distribute (1) to the Paying Agent for further distribution to each Company Unitholder in accordance with their Allocation Percentages, by wire transfer of immediately available funds, an amount equal to such Company Unitholders’ portion of all funds then remaining in the Escrow Account and (2) to the Surviving Company for further distribution by the Surviving Company to each holder of Company Restricted Units or Company TVUs pursuant to Section 2.11(c)(ii) in accordance with their respective Allocation Percentages, by wire transfer of immediately available funds, an amount equal to such holders’ portion of all funds then remaining in the Escrow Account (in each case of clause (1) and clause (2), after giving effect to the release of funds to Parent as set forth above). If the Post-Closing Adjustment is a negative number and the absolute value of the Post-Closing Adjustment is greater than, or equal to, the funds then remaining in the Escrow Account, then the Escrow Agent shall disburse all of the funds then in the Escrow Account to an account or accounts designated by Parent. Notwithstanding anything to the contrary in this Agreement, the Company Unitholders and the Unitholder Representative shall not have any liability for any amounts due to Parent pursuant to this Section 2.7 in excess of the funds available in the Escrow Account.

(ii)        If the Post-Closing Adjustment is a positive number, (A) Parent shall (1) deposit, or cause to be deposited, with the Paying Agent, an amount of cash equal to the portion of the Post-Closing Adjustment owed to the Company Unitholders based on their Allocation Percentages for further distribution by the Paying Agent to each Company Unitholder pursuant to Section 2.8(b)(ii) and (2) pay (or cause to be paid) to the holders of Company Restricted Units or Company TVU pursuant to Section 2.11(c)(ii) their respective portions of the Post-Closing Adjustment in accordance with their respective Allocation Percentages and (B) the Unitholder Representative and Parent shall jointly instruct the Escrow Agent to disburse from the Escrow Account (I) to the Paying Agent for further distribution to each Company Unitholder in accordance with their Allocation Percentages, by wire transfer of immediately available funds, an amount equal to such Company Unitholders’ portion of all funds then remaining in the Escrow Account and (II) to the Surviving Company for further distribution by the Surviving Company to each holder of Company Restricted Units or Company TVUs pursuant to Section 2.11(c)(ii) in accordance with their respective Allocation Percentages, by wire transfer of immediately available funds, an amount equal to such holders’ portion of all funds then remaining in the Escrow Account. Notwithstanding anything to the contrary in this Agreement, Parent shall not have any liability for any amounts due to the Company Unitholders or holders of Company Restricted Units or Company TVUs pursuant to this Section 2.7 in excess of an amount equal to the funds available in the Escrow Account.

(d)        Adjustments for Tax Purposes. Any payments made pursuant to this Section 2.7 shall be treated by the Parties and their respective Affiliates as an adjustment to the purchase price for the Company Common Units for U.S. federal (and applicable state and local) income Tax purposes, unless otherwise required by Law.

Section 2.8          Payment Mechanics.

(a)          Escrow Account, Member Representative Account and Payment Fund Account.

(i)        At or prior to the Closing, Parent and the Unitholder Representative shall enter into the Escrow Agreement with the Escrow Agent, pursuant to which the Escrow Agent will establish an escrow account to receive and distribute the Escrow Amount (the “Escrow Account”) in order to support the payment obligations pursuant to Section 2.7 hereof and will hold all interest (if any) and other amounts (if any) earned thereon in escrow until such amount is distributed, in accordance with the terms of this Agreement and the Escrow Agreement.

(ii)        At or prior to the Closing, Parent and the Unitholder Representative shall enter into the Paying Agent Agreement with the Paying Agent, pursuant to which the Paying Agent will establish an account to receive and distribute (on Parent’s behalf) the Closing Cash Payment funded pursuant to Section 2.15(b)(iii), the Post-Closing Adjustment pursuant to Section 2.7(c)(ii) and any cash in lieu of fractional shares pursuant to Section 2.8(e) (the “Payment Fund Account”). No interest will be paid or accrued to Company Unitholders on any portion of the funds held by the Paying Agent.

(iii)       At or prior to the Closing, the Unitholder Representative will establish an account to receive and distribute the Unitholder Representative Expense Amount (the “Unitholder Representative Account”) to be used for the purposes of paying or reimbursing the Unitholder Representative for any third-party expenses incurred by the Unitholder Representative pursuant to this Agreement. As soon as practicable following the determination by the Unitholder Representative, in its sole discretion, that the funds remaining in the Unitholder Representative Account are no longer necessary to pay any anticipated Representative Losses, the Unitholder Representative shall distribute and release from the Unitholder Representative Account all remaining, unused amounts in the Unitholder Representative Account (such amounts in the aggregate, the “Unitholder Representative Unused Amount”) to the Company Unitholders, holders of the Company Restricted Units and holders of Company TVUs in accordance with their respective Allocation Percentage. The Parties agree that (x) none of Parent, Merger Sub or the Surviving Company shall be responsible for, or have any liability with respect to, the Unitholder Representative Account or the determination by the Unitholder Representative regarding the release and distribution of the funds in the Unitholder Representative Account and (y) the Company Unitholders shall only look to the Unitholder Representative for recourse for all matters related to the Unitholder Representative Account and the release and distribution of the funds therefrom.

(iv)       Parent shall be responsible for the fees and expenses of the Escrow Agent and the Paying Agent under the Escrow Agreement and the Paying Agent Agreement, respectively.

(b)           Payment Procedures for Company Common Units.

(i)         Parent shall cause the Paying Agent to, as soon as reasonably practicable, but in any event no later than three (3) Business Days, after the Closing, pay from the Payment Fund Account to each Company Unitholder, an amount of cash equal to such portion of the Closing Cash Payment reflected on the Consideration Spreadsheet as being payable to such Company Unitholder in connection with the Merger, without interest.

(ii)       Following Closing, if the Post-Closing Adjustment is a positive number, Parent shall cause the Paying Agent to, as soon as reasonably practicable, but in any event no later than three (3) Business Days, after the earlier of (i) the Independent Accountants’ determination of the amounts set forth in the Post-Closing Statement in accordance with Section 2.7(b) or (ii) the date the Post-Closing Statement and amounts set forth therein have otherwise become final and binding on the Parties and the Company Unitholders pursuant to Section 2.7(b), pay from the Payment Fund Account to each Company Unitholder, in accordance with its Allocation Percentages, an amount of cash equal to such portion of the Post-Closing Adjustment, without interest, subject to the limitations set forth in Section 2.7(c)(ii).

(iii)      If any portion of the consideration due hereunder is to be paid to a Person other than the Person who is the applicable holder of the Company Common Units as set forth in the Consideration Spreadsheet, it shall be a condition to such payment that such Person requesting such payment shall (A) duly execute and properly complete any customary documents that the Paying Agent may reasonably require and (B) pay to the Paying Agent any transfer or other Tax required as a result of such payment to a Person other than such holder of Company Common Units, as applicable, or establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(iv)       At the Closing, Parent shall direct the Paying Agent to deliver to each Company Unitholder receiving Stock Consideration a certificate representing a number of depositary receipts, each representing one whole share of Parent Common Stock (the “Depositary Receipts”), equal to such Company Unitholder’s Allocation Percentage of the Stock Consideration, as applicable, which shall be evidenced by the certificates contemplated in Section 2.15(b)(iv).

(c)           No Liability; Unclaimed Property. Any portion of the amounts held in the Payment Fund Account that remains unclaimed by any Person entitled to payment under this Agreement, and undistributed to such Person twelve (12) months after the Closing Date shall, to the extent permitted by applicable Law, be returned to, and become the property of, Parent and shall be promptly released by the Escrow Agent and the Paying Agent to an account designated by Parent (and the Unitholder Representative agrees to reasonably cooperate as necessary to effectuate such release). Thereafter, any Person entitled to such payment shall look only to Parent as a general creditor or, after delivery to a public official pursuant to any applicable abandoned property, escheat or similar Law, such public official, for payment of such Person’s entitlements hereunder. Notwithstanding anything to the contrary in this Agreement, none of the Escrow Agent, Paying Agent, Parent, Merger Sub, the Surviving Company, the Unitholder Representative, the Company Unitholders or any of their respective Affiliates shall be liable to any Person for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d)        No Further Ownership; Transfer Books. From and after the Effective Time, there shall be no further registrations of transfers of Company Common Units on the records of the Company.

(e)           Fractional Shares.

(i)       Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of Company Common Units pursuant to Section 2.4(a) and Company Restricted Units and Company TVUs pursuant to Section 2.11. All fractional shares of Parent Common Stock that a Company Unitholder, Company Restricted Unitholder and Company TVU Holder would be otherwise entitled to receive pursuant to Section 2.4(a) and Section 2.11, as applicable, but for this Section 2.8(e), shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (a) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.8(e), be entitled under Section 2.4(a) and Section 2.11, as applicable, and (b) an amount equal to the average of the daily volume weighted average prices per share of Parent Common Stock on the NYSE (as such daily volume weighted average prices per share are reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) calculated for the ten consecutive Trading Days ending on the second full Trading Day immediately prior to (and not including) the Closing Date. No Company Unitholder, Company Restricted Unitholder or Company TVU Holder shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.8(e) to any dividends, voting rights or any other rights in respect of any fractional share interests in a share of Parent Common Stock to which such holder would, but for this Section 2.8(e), be entitled under Section 2.4(a) and Section 2.11, as applicable. The Parties acknowledge that the payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(ii)       As soon as practicable after the Closing and in connection with payments of the Closing Cash Payment pursuant to Section 2.8(b)(i), Parent shall cause the Paying Agent to pay to former Company Unitholders any applicable cash in lieu of fractional shares subject to and in accordance with the terms of this Section 2.8.

(f)         Dividends. Each Company Unitholder shall be entitled to receive any dividends or distributions declared with respect to the Parent Common Stock with a record date after the Effective Time and at or prior to the crediting to such Company Unitholder’s account of the applicable portion of the Stock Consideration pursuant to Section 2.8(b)(iv), without any interest thereon, which become payable with respect to the whole shares of the Parent Common Stock which the Company Common Units formerly held by such Company Unitholder have been converted into the right to receive.

Section 2.9         Equitable Adjustments. Without limiting the other provisions of this Agreement, if, at any time from the date hereof until the Closing, there is any reclassification, recapitalization, share capital reduction, stock/share split, reverse stock split, share consolidation, share subdivision, stock/share dividend (including any dividend or distribution of securities convertible into the Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange or readjustment of shares, in each case, of the Parent Common Stock (prior to the Effective Time), then the Stock Consideration shall be appropriately adjusted to reflect such change.

Section 2.10    Withholding. Parent, Merger Sub, the Company and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Company Unitholders or any other Person such amounts as each of Parent, Merger Sub, the Company or the Surviving Company is required to deduct and withhold under applicable Tax Law; provided, that, except with respect to (i) the failure of any Company Unitholder to deliver the documentation required by Section 2.15(a)(iii) of this Agreement or (ii) withholding in respect of payments made under this Agreement that constitute compensation, including payments made under Section 2.11, Parent, Merger Sub, the Company or the Surviving Company, as applicable, shall use commercially reasonable efforts to, at least five (5) Business Days prior to making any such deduction or withholding in respect of the consideration payable to any Company Unitholder, notify the Unitholder Representative of the anticipated withholding and use commercially reasonable efforts to cooperate with the Unitholder Representative to minimize or eliminate such withholding. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.11        Treatment of Equity Awards.

(a)          Company Restricted Units. At the Effective Time, each award of Company Restricted Units outstanding as of immediately prior to the Effective Time shall by virtue of the occurrence of the Closing and, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, immediately vest with respect to 100% of the Company Common Units subject to such Company Restricted Units, which Company Common Units shall be converted into the right to receive, without interest and less any required withholding, its Allocation Percentage of the Merger Consideration in accordance with Section 2.4(a) with respect to each Company Common Unit. From and after the Effective Time, each Company Restricted Unit shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Company Restricted Unitholder shall cease to have any rights with respect thereto, except the right of such Company Restricted Unitholder to receive the amounts contemplated by this Section 2.11(a).

(b)          Company TVUs. At the Effective Time, each Company TVU outstanding as of immediately prior to the Effective Time shall by virtue of the occurrence of the Closing and, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, immediately vest with respect to 100% of the Company Common Units subject to such Company TVUs, which Company Common Units shall be converted into the right to receive, without interest and less any required withholding, its Allocation Percentage of the Merger Consideration in accordance with Section 2.4(a) with respect to each Company Common Unit, in addition to a cash payment, without interest and less any required withholding, equal to the amount of any accumulated and unpaid distribution equivalent rights associated with such Company TVU. From and after the Effective Time, each Company TVU shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Company TVU Holder shall cease to have any rights with respect thereto, except the right of such Company TVU Holder to receive the amounts contemplated by this Section 2.11(b).

(c)          Payment Procedure.

(i)          As promptly as reasonably practicable, but in any event no later than the first regularly scheduled payroll date that is at least five (5) Business Days, after the Closing Date, the holders of the Company Restricted Units and Company TVUs will be paid by the Company or the Surviving Company, through its payroll system or payroll provider, all amounts required to be paid at the Effective Time to such holders in respect of Company Restricted Units and Company TVUs that are converted pursuant to this Section 2.11 less any required withholding. As a condition of receiving payment hereunder, each Company Restricted Unitholder and Company TVU Holder will execute and deliver to the Company an Equity Award Surrender Agreement in substantially the form attached as Exhibit E.

(ii)          Notwithstanding anything herein to the contrary, any Post-Closing Adjustment that is payable to holders of Company Restricted Units or Company TVUs shall be paid by Parent (or Parent shall cause it to be paid) to the Surviving Company, and Parent shall cause the Surviving Company to promptly pay such amounts to such holders of Company Restricted Units or Company TVUs in accordance with their respective Allocation Percentages, less applicable withholding Taxes, with such payment to be made in accordance with the Surviving Company’s customary payroll practices.

(d)          Incentive Units. Parent agrees that, as of the Effective Time, each Incentive Unit outstanding as of immediately prior to the Effective Time shall by virtue of the occurrence of the Closing and, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, immediately vest in full, and each holder thereof shall be entitled to receive the Incentive Unit Amount (as defined in the Long Term Incentive Plan), without interest, in respect of such holder’s Incentive Units, which shall be paid in a cash lump sum (less all required withholding) on, or as soon as reasonably practicable following, the Closing Date, but in no event later than thirty (30) days following the Closing Date. As a condition of receiving payment hereunder, each Incentive Unit holder will execute and deliver to the Company a release of claims under the Long Term Incentive Plan in substantially the form attached as Exhibit F.

(e)          Section 409A. To the extent that any award described in this Section 2.11 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(f)         Administration. Prior to the Effective Time, the Board of Managers of the Company and/or the compensation committee of the Board of Managers of the Company shall take such action and adopt such resolutions as are required or appropriate to (i) terminate the Long Term Incentive Plan, effective as of the Effective Time, (ii) effectuate the treatment of the Company Restricted Units, Company TVUs and Incentive Units pursuant to the terms of this Section 2.11 and ensure that no holder of a Company Equity Award or any participant in the Long Term Incentive Plan or any other employee incentive or benefit plan, program or arrangement maintained by the Company or any of its Subsidiaries shall have any rights to acquire, or other rights in respect of, Company Common Units, except the right to receive the payments contemplated by this Section 2.11 in cancellation and settlement thereof, and (iii) take all actions reasonably required to effectuate any provision of this Section 2.11.

Section 2.12       Officers of the Surviving Company. Subject to applicable Law, the officers of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.13     Organizational Documents of the Surviving Company. At the Effective Time, the Surviving Company limited liability company agreement shall be amended and restated to conform to Exhibit C (the “A&R LLC Agreement”).

Section 2.14      Consideration Spreadsheet; Funds Flow. At least two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver, or cause to be prepared and delivered, to Parent, with a copy to the Unitholder Representative, the following:

(a)          a spreadsheet (the “Consideration Spreadsheet”), which shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following:

(i)         the (A) names and addresses and/or email addresses of each Company Unitholder (and separately identifying each Company Restricted Unitholder) as of such date, (B) number of Company Common Units and Company Restricted Units held by each holder as of such date, (C) amount of Estimated Cash Consideration, Closing Cash Payment, Stock Consideration, Escrow Amount and the Unitholder Representative Expense Amount to be allocated to each Company Unitholder and Company Restricted Unitholder pursuant to such holder’s Allocation Percentage and (D) the Allocation Percentage for each Company Unitholder and Company Restricted Unitholder (it being understood, for the avoidance of doubt, that Parent shall be entitled to rely on the Consideration Spreadsheet without any obligation or liability to the Company, Company Unitholders or Company Restricted Unitholders with respect to actions taken in accordance with the Consideration Spreadsheet);

(ii)        the (A) names and addresses and/or email addresses of each Company TVU Holder as of such date, (B) number of Company TVUs held by each Company TVU Holder as of such date, (C) amount of Estimated Cash Consideration, Closing Cash Payment, Stock Consideration, Escrow Amount and the Unitholder Representative Expense Amount to be allocated to each Company TVU Holder pursuant to such individual’s Allocation Percentage, (D) the Allocation Percentage for each Company TVU Holder and (E) the total amount of any accumulated and unpaid distribution equivalent rights associated with such Company TVU (it being understood, for the avoidance of doubt, that Parent shall be entitled to rely on the Consideration Spreadsheet without any obligation or liability to the Company or the Company TVU Holders with respect to actions taken in accordance with the Consideration Spreadsheet); and

(iii)       the (A) names of each Incentive Unitholder as of such date, (B) number of Incentive Units held by each Incentive Unitholder as of such date, and (C) the Incentive Unit Amount (as defined in the Long Term Incentive Plan) payable in respect of such Incentive Units (it being understood, for the avoidance of doubt, that Parent shall be entitled to rely on the Consideration Spreadsheet without any obligation or liability to the Company or the Incentive Unitholders with respect to actions taken in accordance with the Consideration Spreadsheet); and

(b)          a funds flow memorandum in form and substance reasonably acceptable to Parent setting forth with respect to each Person to whom any payment pursuant to Section 2.8(b)(i) is due at the Closing, the amount payable to such payee, along with payment instructions and contact information for each such payee (the “Funds Flow”).

The Consideration Spreadsheet shall not reflect any allocation of the Stock Consideration to any Company Unitholder or Company TVU Holder beneficially owning less than 1% of the outstanding Company Common Units (determined on an as converted, fully diluted basis) if an Accredited Investor Certificate with respect to such Company Unitholder or Company TVU Holder has not been delivered to Parent pursuant to Section 5.21. Any Company Unitholder or Company TVU Holder beneficially owning less than 1% of the outstanding Company Common Units (determined on an as converted, fully diluted basis) that has not delivered an Accredited Investor Certificate in accordance with Section 5.21 shall receive only Merger Consideration consisting of cash.

Section 2.15       Closing Deliverables.

(a)           At or prior to the Closing, the Company shall deliver, or cause to be delivered, to Parent the following:

(i)       counterparts to each Ancillary Agreement to which any of the Company or its Subsidiaries or the Unitholder Representative or any Company Unitholder is party or signatory, duly executed by the Company, its Subsidiaries or the Unitholder Representative or such Company Unitholder, as applicable, including, with respect to the Registration Rights Agreement, all Company Unitholders receiving in the aggregate more than 1% of the outstanding shares of Parent Common Stock at Closing (after giving effect to the allotment and issuance of the Stock Consideration hereunder);

(ii)       a certificate, dated as of the Closing Date and executed by a duly authorized officer of the Company, certifying on behalf of the Company that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied;

(iii)       a duly authorized and executed, accurate, and valid IRS Form W‑9 in respect of each Company Unitholder; provided, the sole recourse for the failure to deliver any such IRS Form W-9 shall be withholding with respect to the applicable Company Unitholder;

(iv)      a certificate executed by a duly authorized officer of the Company, in substantially similar form as the Signing Date Certificate, that includes a good-faith calculation of (x) ABS Debt and (y) Cash, in each case, as of 12:01 a.m. Central Time on the Closing Date and without giving effect to the transactions contemplated hereby, together with the work papers and supporting materials used in preparing such certificate; and

(v)       a copy of the resolutions duly approved to evidence the termination of the Company 401(k) Plan in accordance with Section 5.7(e) hereof.

(b)        At or prior to Closing, Parent shall deliver, or cause to be delivered, to the Company, or such other Person as may be specified below, the following:

(i)         counterparts to each Ancillary Agreement to which Parent or Merger Sub is party or signatory, duly executed by Parent or Merger Sub, as applicable;

(ii)        a certificate, dated as of the Closing Date and executed by a duly authorized officer of Parent, certifying on behalf of Parent and Merger Sub that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(iii)      payment to the Paying Agent by wire transfer of immediately available funds of an amount equal to the Closing Cash Payment for deposit into the Payment Fund Account in accordance with the terms of this Agreement and the Paying Agent Agreement;

(iv)      certificates from the Paying Agent representing the Depositary Receipts issued to each Company Unitholder and holder of Company Restricted Units and Company TVUs as contemplated pursuant to Section 2.8(b)(iv) and Section 2.11(c), as applicable;

(v)        in respect of the Stock Consideration, evidence that all applications have been made to the Financial Conduct Authority and to the LSE for UK Admission, and that all fees in connection with such applications have been paid to allow UK Admission of the Stock Consideration to take place immediately following Closing;

(vi)       evidence reasonably satisfactory to the Company that (i) Parent shall have filed a supplemental listing application with the NYSE with respect to the issuance of the shares of Parent Common Stock that constitute Stock Consideration and (ii) the shares of Parent Common Stock that constitute Stock Consideration have been approved and authorized for listing on the NYSE;

(vii)      payment to the Escrow Agent by wire transfer of immediately available funds of the Escrow Amount for deposit into the Escrow Account, in accordance with the terms of this Agreement and the Escrow Agreement; and

(viii)     payment to the applicable financial institution account designated by the Unitholder Representative to Parent in writing five (5) Business Days prior to the Closing Date, by wire transfer of immediately available funds, of the Unitholder Representative Expense Amount for deposit into the Unitholder Representative Account in accordance with the terms of this Agreement.

ARTICLE III
Representations and Warranties of the Company

Except as set forth in the disclosure schedules delivered to Parent and Merger Sub by the Company on or prior to the Execution Date (the “Company Disclosure Schedules”), the Company hereby represents and warrants to Parent and Merger Sub as of the Execution Date and as of the Closing (except for the representations and warranties that refer to a specified date, which will be deemed made as of such date) as follows:

Section 3.1          Existence and Qualification.

(a)           The Company is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware. The Company is duly qualified to do business in all jurisdictions in which its ownership of property or conduct of business requires the Company to be qualified, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation by the Company of the Transactions or materially impair the ability of the Company and its Subsidiaries, taken as a whole, to operate their respective businesses in the ordinary course of business.

(b)          Each Subsidiary of the Company is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so in good standing would not be reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation by the Company of the Transactions or materially impair the ability of the Company and its Subsidiaries, taken as a whole, to operate their respective businesses in the ordinary course of business. Each Subsidiary of the Company is duly qualified to do business in all jurisdictions in which its ownership of property or conduct of business requires it to be qualified, except where the failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2        Organizational Power. The Company has all requisite limited liability company power to enter into and perform this Agreement and each Ancillary Agreement to which it is or will be a party and to consummate the Transactions. Each of the Company and its Subsidiaries has all requisite organizational power to own, lease, and operate its properties and to carry on its business as now being conducted, except where the failure to have such power has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.3         Authorization and Enforceability.

(a)          The execution, delivery and performance of this Agreement, all documents required to be executed and delivered by the Company at Closing and all Ancillary Agreements to which the Company is or will be a party, and the performance of the Transactions, have been duly and validly authorized by all necessary limited liability company action on the part of the Company. This Agreement has been duly executed and delivered by the Company (and all documents required hereunder to be executed and delivered by the Company at Closing and all Ancillary Agreements will be duly executed and delivered by the Company) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of the Company, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)         The board of managers of the Company has (i) determined that the Transactions are in the best interests of the Company and the Company Unitholders, and (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger.

(c)         The Company Unitholders holding at least a majority of the issued and outstanding Company Common Units have approved and adopted this Agreement and the Transactions, including the Merger. Such approval has not been rescinded, modified or withdrawn in any way. The approval of this Agreement and the Transactions, including the Merger, by Company Unitholders holding at least a majority of the issued and outstanding Company Common Units is the only vote of Company Unitholders necessary for the consummation of the Transactions, and the execution of the Unitholder Consent constitutes such approval. The Unitholder Consent provides that it will be irrevocable upon delivery. No other limited liability company or similar proceeding on the part of the Company or vote of the Company Unitholders is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation of the Transactions.

Section 3.4         Capitalization; Subsidiaries; Signing Date Certificate.

(a)           The authorized Interests of the Company consist only of the Company Common Units. As of the date hereof, there are issued and outstanding: (i) 2,895,172 Company Common Units (including 643 Company Restricted Units) and (ii) 3,553 Company Common Units subject to outstanding Company TVUs. Section 3.4(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all Company Unitholders (separately identifying any Company Restricted Unitholders), Company TVU Holders, and Incentive Unitholders, including the name of the record owner thereof and the number of, as applicable, Company Common Units, Company Restricted Units, Company TVUs and Incentive Units (and with respect to Incentive Units, any applicable threshold value thereof) held thereby. Except as set forth in Section 3.4(a) of the Company Disclosure Schedules, no Person owns, directly or indirectly, beneficially or of record, or has any contractual right to, any Company Common Units. All of the issued and outstanding Interests of the Company (including Company Restricted Units) have been duly authorized, are validly issued and are fully paid and non-assessable (except as such non-assessability may be affected by the DLLCA) and were issued in compliance with applicable Law and not in violation of any preemptive rights, purchase options, call options, rights of first refusal, subscription right or similar right under any provision of the Company’s Organizational Documents or any other Contract to which the Company is a party or is otherwise bound. All Company Common Units which may be issued pursuant to the settlement of outstanding Company TVUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive right. All Company Equity Awards were granted in accordance with the Long Term Incentive Plan or A&R LLC Agreement, all applicable Law, and all applicable securities exchange rules. All Company Equity Awards are evidenced by written award agreements substantially in the forms that have been made available to Parent prior to the date hereof. No Person is entitled to receive any consideration from the Company or in respect of its ownership of Company Common Units in connection with the consummation of the Transactions except as set forth on the Consideration Spreadsheet and pursuant to Section 2.7.

(b)        Section 3.4(b) of the Company Disclosure Schedules sets forth a true, correct, and complete list of all Subsidiaries of the Company, including their jurisdictions of formation, and, except for the Subsidiaries set forth on Section 3.4(b) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries directly or indirectly owns, of record or beneficially, any Interest in, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability of, any Person.

(c)         Other than the Company Restricted Units, Company TVUs and Incentive Units, neither the Company nor any of its Subsidiaries has issued or agreed to issue any: (i) Interests; (ii) option, warrant, subscription, call or option, or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any Company Common Units or Interests in any Subsidiary of the Company; (iii) stock appreciation right, profit interest, phantom stock, interest in the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right of any kind or character; or (iv) bond, debenture or other Debt having the right to vote or convertible or exchangeable for Interests having the right to vote.

(d)          Without limiting the generality of the foregoing, none of the Company Common Units or Interests in any Subsidiary of the Company are subject to any voting trust, member or partnership agreement or voting agreement, proxy relating to the voting of any Interests in the Company or its Subsidiaries or other agreement, arrangement, commitment, right, instrument or understanding of any kind with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of any Company Common Units or Interests in any Subsidiary of the Company. The Company is the direct owner, holder of record and beneficial owner of all of the Interests of its Subsidiaries, free and clear of all Encumbrances other than those arising pursuant to or described in (i) the Organizational Documents of such Subsidiary or (ii) applicable securities Laws. The Interests in each Subsidiary of the Company have been duly authorized, are validly issued and are fully paid and non-assessable (except as such non-assessability may be affected by the Laws of the jurisdiction in which such entity was formed), and were issued in compliance with applicable Law and not in violation of any preemptive rights, rights of first refusal, right of first offer, purchase option, call option, subscription right or other similar rights under any provision of such entity’s Organizational Documents or any other Contract to which such entity is a party or is otherwise bound. No Person is entitled to receive any consideration from any Subsidiary of the Company in connection with the consummation of the Transactions.

(e)          True, correct and complete copies of the Organizational Documents of the Company and each of its Subsidiaries have been provided to Parent and reflect all amendments and modifications made thereto at any time prior to the Execution Date. Neither the Company nor any of its Subsidiaries is in violation of its Organizational Documents.

(f)           The Company is not, and immediately after the Merger will not be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940.

(g)         Each Company Unitholder and Company TVU Holder receiving Stock Consideration will be upon receipt of such Stock Consideration an “accredited investor,” as such term is defined in Regulation D of the Securities Act, and will acquire the Stock Consideration for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, any applicable state blue sky Laws or any other applicable securities Laws. Each such Company Unitholder and Company TVU Holder understands that any certificate or book-entry notations representing the Stock Consideration, including any certificate representing the Depositary Receipts, shall indicate in customary fashion that such shares are subject to a legend in substantially the following form: “THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY U.S. STATE OR NON-U.S. JURISDICTION AND MAY NOT BE TRANSFERRED, SOLD, OR OTHERWISE DISPOSED OF EXCEPT IN CONNECTION WITH AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE U.S. STATE SECURITIES LAWS OR UNDER AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.”

(h)         Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.4(a), no Company Unitholder, Company Restricted Unitholder or Company TVU Holder, together with their respective Persons acting in concert (as defined in the Takeover Code), will hold greater than 29.99% of the voting rights in the Parent Common Stock as of and immediately following the Effective Time. The Takeover Panel Submission and all other information supplied by or on behalf of the Company, the Company Unitholders, the Company TVU Holders and/or the Company Restricted Unitholders, in writing or otherwise, to the Takeover Panel and/or to Parent in connection with the Takeover Panel Submission, any Rule 9 Panel Waiver and/or any Rule 9 Shareholder Waiver (each to the extent required) has been and will be accurately compiled and was (when supplied or as subsequently amended by the Company, the Company Unitholders, the Company TVU Holders and/or the Company Restricted Unitholders), and remains, and will be true and accurate and not, by itself or by omission, misleading.

(i)           The Signing Date Certificate reflects the Company’s good-faith calculation of (i) Cash, Net Working Capital, ABS Debt and RBL Debt, in each case, measured as of 12:01 a.m. Central Time on the Lock Box Date and (ii) Cash, ABS Debt and RBL Debt, in each case, measured as of 12:01 a.m. Central Time on the date immediately prior to the date hereof.

Section 3.5         No Conflicts. Except as set forth on Section 3.5 of the Company Disclosure Schedules, the execution, delivery, and performance of this Agreement and the Ancillary Agreements by the Company, and the Transactions, will not (a) conflict with or violate any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) conflict with or result in a default or breach (with or without due notice or lapse of time or both) under or the creation of any Encumbrance or give rise to any right of termination, cancellation, or acceleration of any obligation, right of payment, or the loss of any benefit under, or require any consent of any Person pursuant to, any Company Material Contract or material note, bond, mortgage, indenture, or other financing instrument to which the Company or any of its Subsidiaries is a party or to which any of the Company Assets or Interests in any Subsidiary of the Company are subject, (c) conflict with or violate any Order applicable to the Company or any of its Subsidiaries or any of the Company Assets, or (d) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of the Company Assets, except in the case of clauses (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation by the Company of the Transactions or materially impair the ability of the Company and its Subsidiaries, taken as a whole, to operate their respective businesses in the ordinary course of business.

Section 3.6        Consents, Approvals, or Waivers; Preferential Rights. Except (a) with respect to the filings, notices, waiting periods or approvals set forth on Section 3.6 of the Company Disclosure Schedules, (b) compliance with the HSR Act, (c) Customary Post-Closing Consents or (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, the Company’s execution, delivery, and performance of this Agreement and the Ancillary Agreements to be executed and delivered by the Company, and the Transactions are not subject and will not be subject to any consent, approval, or waiver from, or require any registration, declaration, notice, or filing with, (A) any Governmental Authority or (B) any other Third Party, except, in each case, those that the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation by the Company of the Transactions or materially impair the ability of the Company and its Subsidiaries, taken as a whole, to operate their respective businesses in the ordinary course of business. Except as set forth on Section 3.6 of the Company Disclosure Schedules, there are no preferential rights or consent or approval requirements, in each case, that are applicable to the Company Assets that would be triggered by the Transactions.

Section 3.7         Litigation. Except (a) for any action filed by any Governmental Authority after the Execution Date related to or arising out of the HSR Act or (b) as set forth on Section 3.7 of the Company Disclosure Schedules, there is no and for the past three (3) years, there has not been any (x) material Action pending by or before any Governmental Authority or threatened in writing by or against (i) the Company or any of its Subsidiaries or (ii) to the Company’s Knowledge, any Third Party operator of the Company Assets, in each case, pertaining to the Company or its Subsidiaries, the Company Assets, or the ownership or operation thereof, (y) material Order of a Governmental Authority to which the Company or any of its Subsidiaries is subject or (z) Order to which the Company or any of its Subsidiaries is subject that seeks to prevent, enjoin, alter, or delay the consummation of the Transactions.

Section 3.8          Financial Statements; No Liabilities.

(a)          True and complete copies of (i) the audited balance sheets of the Company and its Subsidiaries as of December 31, 2023 and December 31, 2022 and audited income statements, statements of cash flows and members’ equity of the Company and its Subsidiaries for the fiscal years ended December 31, 2023 and December 31, 2022 (the “Annual Financial Statements”) and (ii) the unaudited balance sheet of the Company and its Subsidiaries as of June 30, 2024 and unaudited income statements, statements of cash flows and members’ equity of the Company and its Subsidiaries for the six months ended June 30, 2024 (the “Interim Financial Statements” and collectively with the Annual Financial Statements, the “Company Financial Statements”) are attached as Section 3.8(a) of the Company Disclosure Schedules. The Company Financial Statements have been prepared based on books and records of the Company in accordance with GAAP consistently applied by the Company and present fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein, except as disclosed therein and subject, in the case of the Interim Financial Statements, to normal year-end adjustments consistent with past practices of the Company (none of which are expected to be material, individually or in the aggregate, to the Company) and the absence of notes, which if presented would not be materially different from those in the Annual Financial Statements.

(b)          There are no debts, liabilities or obligations, whether accrued or fixed, absolute or contingent, or mature or unmatured, of or with respect to the Company or its Subsidiaries whether or not required by GAAP to be reserved, reflected, or otherwise disclosed on a consolidated balance sheet of the Company, other than (i) liabilities to the extent accrued, reserved, reflected, or otherwise disclosed in the Company Financial Statements, (ii) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2024 (none of which is a liability for breach of Contract, breach of warranty, tort or infringement, violation of Law, breach of a Permit or an Action or environmental liability), (iii) liabilities set forth on Section 3.8(b) of the Company Disclosure Schedules or liabilities under this Agreement and the Ancillary Agreements or incurred in connection with the Transactions or (iv) liabilities that are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)          The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that, in all material respects, (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied, and to maintain proper accountability for items, and (iii) recorded accruals for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to differences. There are no, and since June 30, 2024 there have not been any, (x) significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting utilized by the Company, which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, (y) illegal act or fraud, whether or not material, that involves the management of the Company or (z) any Action regarding any of the foregoing. The Company does not maintain off-the-book accounts. The books and records of the Company and its Subsidiaries have been maintained in all material respects in accordance with applicable Law and past practices, consistently applied.

(d)         Other than as set forth on Section 3.8(d) of the Company Disclosure Schedules or the to the extent set forth in the Company Financial Statements, the Company and its Subsidiaries do not have any Debt.

(e)         Section 3.8(e) of the Company Disclosure Schedules sets forth all Debt of the Company and its Subsidiaries with outstanding liabilities or obligations in excess of $1,000,000, individually, as of 12:01 a.m. Central Time on the Lock Box Date.

Section 3.9          Compliance with Laws.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is (including with respect to its ownership and operation of the tangible or real Company Assets), and during the past three (3) years has been, in compliance with all applicable Laws.

(b)        Neither the Company nor its Subsidiaries has received written notice of any actual or potential material violation from any Governmental Authority of any applicable Law.

(c)          Neither the Company nor its Subsidiaries has received written notice that it is under investigation by any Governmental Authority for actual or potential material non-compliance with any Law.

Section 3.10     Permits. The Company and each of its Subsidiaries has all material Permits required to permit the ownership and operation of the Company Assets as presently owned and operated by the Company or its Subsidiaries (the “Material Permits”). Except as would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Company and its Subsidiaries, taken as a whole, to operate their respective businesses in the ordinary course of business, such Material Permits are in full force and effect. The Company and its Subsidiaries are in compliance, in all material respects, with each such Material Permit and no Action is pending or, to the Company’s Knowledge, threatened, and, in the past three (3) years, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to give any Person the right to suspend, revoke, withdraw, modify or limit any such Material Permit in a manner that has had or would reasonably be expected to have a material impact on the ability of the Company or its Subsidiary, as applicable, to use such Material Permit, conduct their operations in compliance with Law or that would result in the termination, revocation, cancellation, modification, suspension, withdrawal, or restriction of such Material Permit or the imposition of any material fine, penalty or other sanctions for violation of any requirements relating to such Material Permit. As of the Closing Date, to the Company’s Knowledge, the Company and its Subsidiaries will continue to have the use and benefit of all Material Permits following consummation of the Transactions. No Material Permit is held in the name of any employee, officer, director, unitholder, agent or otherwise on behalf of the Company or any of its Subsidiaries.

Section 3.11       Regulatory Matters. With the exception of activities conducted pursuant to then-effective certificates and tariffs on file with FERC that have since been cancelled or otherwise terminated, during the Company’s period of direct or indirect ownership of the Company Assets, none of the Company Assets has been used to transport or sell oil, gas or electricity in a way that would subject the Company nor any of its Subsidiaries or Affiliates to regulation by FERC and neither the Company nor any of its Subsidiaries or Affiliates has received written notice from FERC or any other Governmental Authority asserting that any of the Company Assets are, should be, or will be regulated by FERC. None of the Company Assets are subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of the United States or any state or local jurisdiction.

Section 3.12      Absence of Certain Changes. Since June 30, 2024, (a) there has not been any Company Material Adverse Effect, (b) the Company and its Subsidiaries have, in all material respects, conducted their respective businesses in the ordinary course of business consistent with past practices (except for discussions, negotiations, and Transactions primarily related to this Agreement or other potential strategic transactions) and (c) neither the Company nor any of its Subsidiaries has undertaken (or failed to take) an action that, if proposed to be taken (or failed to be taken) after the Execution Date would require Parent’s consent in accordance with clauses (g), (i), (j), (k), (l), (m), (p), (q), (r) or (y) of Section 5.5.

Section 3.13        Company Material Contracts.

(a)        Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of Contracts (including any amendments, modifications, supplements or extensions thereof) as of the Execution Date of the type described below to which the Company or any of its Subsidiaries is a party or, to the Company’s Knowledge, that are otherwise binding on the Company or any of its Subsidiaries or the Company Assets (the “Company Material Contracts”), other than any Company Benefit Plan or Labor Agreement:

(i)          the Organizational Documents of the Company and its Subsidiaries;

(ii)        any Contract (excluding joint operating agreements, unit agreements and pooling agreements) that can reasonably be expected to result in aggregate payments or aggregate receipt of revenues by the Company and its Subsidiaries of more than $1,000,000 (net to the interest of the Company or its Subsidiaries) during the current or any subsequent calendar year or $3,500,000 (net to the interest of the Company or its Subsidiaries) in the aggregate over the term of the Contract (based solely on the terms thereof and contracted volumes (or if none, current volumes));

(iii)       any Hydrocarbon or water (produced or fresh) purchase and sale, acreage dedication, volume commitment, storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, disposal, handling, or similar Contract with respect to Hydrocarbons or water (produced or fresh) produced from or attributable to the Company and its Subsidiaries’ interest in the Company Assets that (A) contains guaranteed or minimum throughput, minimum volume, acreage dedication, volume dedication or similar requirements or (B) is not terminable without penalty or other payment upon sixty (60) days’ or less notice;

(iv)       any indenture, mortgage, deed of trust, loan, credit or note purchase agreements, or sale-leaseback agreements, guaranties, bonds, letters of credit, or similar financial agreements or other agreements or instruments governing Debt of the Company or its Subsidiaries in excess of $3,000,000, other than agreements solely between or among the Company and any of its Subsidiaries or among any of the Company’s Subsidiaries;

(v)        any Contract that constitutes a lease (other than Leases) under which any of the Company or its Subsidiaries is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by such party without penalty or other payment upon sixty (60) days’ or less notice and (B) involves an annual base rental of more than $600,000;

(vi)        any Contract that is a farmout or farmin agreement, participation agreement, exploration agreement, development agreement, or other Contract providing for the exchange, farmin, or earning by any of the Company or its Subsidiaries of any oil and gas lease or mineral rights (other than joint operating agreements, unit agreements and pooling agreements), or any Contract that is a net profits interest agreement or production sharing agreement or that contains any obligatory drilling commitment, in each case, for which the applicable term has not expired or terminated, or for which the primary obligations thereunder have not been fully performed;

(vii)       any Contract that relates to the prior acquisition or disposition of any material Company Assets for which the total consideration or for which the fair market value of the aggregate consideration equaled or exceeded $10,000,000 during the three years prior to the Execution Date or for which there are, as of the Execution Date, any pending claim for indemnity that will or could reasonably be expected to be binding on the Company, its Subsidiaries, or the Company Assets after Closing;

(viii)     any Contract regarding any partnership, joint venture, or similar arrangement or that sets forth any option, put or call, drag-along right, tag-along right, appraisal right, preferential purchase right, right of first offer or right of first refusal with respect to the Company Assets, any Company Common Units or Interests in any Subsidiary of the Company (excluding, however, preferential purchase right provisions in favor of co-working interest owners arising under joint operating agreements);

(ix)     any Contract that (A) contains or constitutes an existing area of mutual interest agreement, (B) includes non-competition or non-solicitation or no hire restrictions or other similar restrictions on the Company or any of its Subsidiaries doing business or (C) includes any exclusivity, “most favored nation” or most favored customer provision (excluding, however, in each case of clauses (A), (B) or (C), any maintenance of uniform interest provisions arising under joint operating agreements);

(x)       any Contract that contains any take-or-pay payment, advance payment, or other similar pre-payment (other than royalties, overriding royalties, and similar arrangements reflected in the Leases included in the Company Assets) to deliver Hydrocarbons, or proceeds from the sale thereof, at some future time without receiving payment therefor at or after the time of delivery;

(xi)       any Contract to sell, lease, exchange, transfer, or otherwise dispose of all or any material part of the Company Assets (other than with respect to the purchase, sale or other disposition of Hydrocarbons in the ordinary course of business) from and after the Execution Date, but excluding rights of reassignment upon intent to abandon or release a Well or a Lease;

(xii)      any Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations that would reasonably be expected to result in payments in excess of $1,000,000;

(xiii)      any Contract relating to a Hedging Transaction;

(xiv)     any Contract that commits the Company or any of its Subsidiaries to make capital expenditures in excess of $1,000,000 (net to the Company’s interest), individually or in the aggregate, during the current or any subsequent calendar year or $3,500,000 (net to the Company’s interest) individually or in the aggregate over the term of the Contract (based solely on the terms thereof, and excluding optional participation rights or obligations required pursuant to voting percentage balloting procedures under joint operating agreements, unit agreement or pooling agreements);

(xv)       any material Related Party Agreement;

(xvi)     any Contract relating to the voting or control of the Interests or the election of directors, managers or members of the Company or any of its Subsidiaries;

(xvii)    any Contract that is a settlement, conciliation or similar agreement with any Person and pursuant to which the Company or any of its Subsidiaries will have any material outstanding monetary obligations after the Execution Date or that materially limits the operations of the Company or its Subsidiaries or any of the Company Assets;

(xviii)   any Contract that is a material seismic, geological or geophysical license or acquisition agreement;

(xix)      any Contract that contains any calls on, or options to purchase, quantities of Hydrocarbon production;

(xx)     any Contract that is between (A) the Company or any of its Subsidiaries and (B) and Affiliate of the Company (other than its Subsidiaries) that will not be terminated at or prior to Closing; and

(xxi)      any Contract to enter into any of the foregoing.

(b)          The Company Material Contracts are in full force and effect and constitute the legal, valid, and binding obligations of the Company and each of its Subsidiaries, as applicable, and the counterparties thereto in accordance with their terms, in each case, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other similar Laws of general application from time to time in effect that affect creditors’ rights generally and (ii) general principles of equity. Neither the Company nor any of its Subsidiaries is in material breach or default under any Company Material Contract, and to the Company’s Knowledge, no other Person that is a party thereto is in material breach or default under any Company Material Contract. No event has occurred, which after notice or lapse of time, or both, would constitute a material default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other Person. No written notice of premature termination, cancellation, default, breach, price redetermination, amendment, renegotiation, modification, market out, curtailment, acceleration or delay in maturity has been received or delivered by the Company or any of its Subsidiaries under any Company Material Contract, the resolution of which is outstanding as of the Execution Date. Prior to the Execution Date, true, complete and correct copies of all Company Material Contracts have been made available to Parent, including all amendments, exhibits, schedules, supplements, annexes and modifications thereto.

Section 3.14     Affiliate Transactions. Except for Contracts related to a Company Benefit Plan, Section 3.14 of the Company Disclosure Schedules sets forth a true and complete list of Related Party Agreements. No Related Party is otherwise directly or indirectly interested in any Contract or transaction with the Company or any of its Subsidiaries or otherwise owns, directly or indirectly, any real property or any tangible or intangible assets currently used in the conduct of the business of such entity, or any interest in, the Company or any of its Subsidiaries. There are no outstanding notes payable to, accounts receivable from or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of the Company or any of its Subsidiaries. Since June 30, 2024, neither the Company nor any of its Subsidiaries has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Company or any of its Subsidiaries, other than the Transactions.

Section 3.15       Payments for Production. Except (a) as set forth in Section 3.15 of the Company Disclosure Schedules, and (b) any throughput deficiencies attributable to or arising out of any Imbalances, with respect to the Company Assets that are operated by the Company or its Subsidiaries, and to the Company’s Knowledge with respect to any other Company Assets, neither the Company nor any of its Subsidiaries is obligated by virtue of any material take-or-pay payment, advance payment, or other similar payment under any Contract (other than royalties, overriding royalties, or other arrangements, including “free gas” arrangements, established by the Leases) to deliver material Hydrocarbons, or proceeds from the sale thereof, attributable to the Company and its Subsidiaries’ interest in the Company Assets at some future time without receiving payment therefor at or after the time of delivery.

Section 3.16       Payout Status. Section 3.16 of the Company Disclosure Schedules contains an accurate list, in all material respects, of the status of any payout balances for each Well operated by the Company or any of its Subsidiaries and included within the Company Assets operated by the Company or any of its Subsidiaries (and, to the Company’s Knowledge, any other Well that is operated by a Person other than the Company or its Subsidiaries, to the extent such information has been provided by the Third Party operator thereof) which is subject to a reversion or other adjustment at any level of cost recovery or Hydrocarbon production from or attributable to such Company Asset, as of the dates shown on such schedule with respect to each Company Asset.

Section 3.17        Midstream Assets. No part of the Company Midstream Assets are subject to any of the Company’s or its Subsidiaries’ Surface Rights and ROWs, located on owned surface fee, or subject to any other surface right held by the Company or any of its Subsidiaries permitting the location of such Company Midstream Assets on the lands covered by such agreement, except as would not reasonably be expected to be material to the ownership, use or operation of the Company Midstream Assets (as owned, operated and used as of the Execution Date) subject, however, to the Permitted Encumbrances. The Company Assets, taken as a whole, include in all material respects all of the assets necessary to access, own and operate the Company Midstream Assets as currently accessed, owned and operated by the Company and its Subsidiaries as of the Execution Date. As of the Execution Date, the Company Midstream Assets are in an operable state of repair adequate to maintain normal operations as currently conducted by the Company and its Subsidiaries in all material respects, ordinary wear and tear excepted.

Section 3.18        Company Wells.

(a)          With respect to any Assets operated by Company or its Subsidiaries (and to the Company’s Knowledge with respect to any other Assets), except as set forth on Section 3.18(a) of the Company Disclosure Schedules, there is no Well included in the Company Assets (i) for which the Company or any of its Subsidiaries is currently obligated to plug and abandon pursuant to the express terms of any Lease, Contract or applicable Law (other than any such Well for which an extension was granted by a Governmental Authority or pursuant to any applicable Law) or (ii) that is neither in use for purposes of production or injection, nor suspended nor temporarily abandoned in accordance with applicable Leases, Contracts or Laws.

(b)          Except as set forth on Section 3.18(b) of the Company Disclosure Schedules, all Wells operated by the Company or any of its Subsidiaries have been drilled and completed, or are being drilled and completed, in a manner that is within the limits permitted by applicable Leases, Contracts, Permits or Laws.

(c)          With respect to any Assets operated by Company or its Subsidiaries (and to the Company’s Knowledge with respect to any other Assets), except as set forth on Section 3.18(c) of the Company Disclosure Schedules, there are no Wells included in the Company Assets that have been plugged, dismantled or abandoned by the Company, its Subsidiaries or any Third Party operator in a manner that does not comply in all material respects with applicable Laws, Leases, Contracts and Permits.

(d)           No Well included in the Company Assets is subject to penalties on allowables after the Effective Time.

(e)          The Company or one of its Subsidiaries is the duly authorized and designated operator of the Wells described as operated on Schedule A-2 and has all material authorizations, Permits or other approvals required by Law to operate such Wells as currently operated.

Section 3.19        Company Oil and Gas Matters.

(a)          Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates  (in such capacity, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of June 30, 2024 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in Section 3.19 of the Company Disclosure Schedules as having been sold or otherwise disposed of, the Company and its Subsidiaries have good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the oil and gas properties held or owned by them (or purported to be held or owned by them) (x) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all royalties or other burdens on production applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such oil and gas properties throughout the productive life of such oil and gas properties, (y) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such oil and gas properties, of not greater than the working interest shown on the Company Reserve Report for such oil and gas properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such oil and gas properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such oil and gas properties) and (z) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)         Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the oil and gas properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Company at the dates indicated therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20       Royalties. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has properly and timely paid (or caused to be properly and timely paid) (a) all royalties, overriding royalties, production payments, net profit interests and other similar royalties and burdens on production, and (b) all other interest owners’ revenues or proceeds attributable to sales of Hydrocarbons produced from or attributable to the Company Assets, in each case, (x) in accordance with applicable Leases, Contracts, and Laws, and (y) due by the Company or its Subsidiaries with respect to the Company Assets since the date that the Company or its Subsidiaries acquired the relevant Company Assets.

Section 3.21       Outstanding Commitments. Except as set forth on Section 3.21 of the Company Disclosure Schedules, as of the Execution Date, there are no outstanding authorizations for expenditure or similar requests or invoices for funding or participation under any Contract that is binding on the Company or its Subsidiaries or the Company Assets and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries after the Execution Date in excess of $1,500,000, net to the interests of the Company or its Subsidiaries.

Section 3.22       Suspense Funds. Except for the amounts reflected in the Company Financial Statements or as set forth in Section 3.22 of the Company Disclosure Schedules and as of the dates set forth therein, neither the Company nor any of its Subsidiaries holds any material amounts of Suspense Funds, other than amounts that are less than the statutory maximum amount that the Company or any of its Subsidiaries is permitted to accumulate prior to payment. As of the Execution Date and except as set forth in Section 3.22 of the Company Disclosure Schedules, (a) all material proceeds from the sale of Hydrocarbons produced from the Company Assets are being received by the Company or its Subsidiaries in a timely manner consistent with historical practices and, to the Company’s Knowledge, are not being held in suspense and (b) neither the Company nor any of its Subsidiaries are currently undergoing any audit of Suspense Funds by a Governmental Authority or any representative thereof.

Section 3.23      Imbalances. Except as set forth in Section 3.23 of the Company Disclosure Schedules, (a) with respect to those Wells operated by the Company or any of its Subsidiaries, there are no material Imbalances attributable to such Wells, and (b) with respect to any Wells operated by any Person other than the Company or its Subsidiaries, to the Company’s Knowledge, there are no material Imbalances attributable to such Wells.

Section 3.24      Non-Consent Operations. Except as set forth in Section 3.24 of the Company Disclosure Schedules (or as reflected in the “APO” or “BPO” interests in Schedule A-2), to the Company’s Knowledge, as of the Execution Date, no current operations are being conducted or have been conducted with respect to the Leases and Wells as to which the Company or any of its Subsidiaries, during the period in which the Company or its Subsidiaries has owned the Leases or Wells, has elected to be a non-consenting party under the terms of the applicable operating agreement and with respect to which the Company or such Subsidiary has not yet recovered its full participation prior to the Execution Date.

Section 3.25      Condemnation. There is no pending, or, to the Company’s Knowledge, threatened in writing, taking (whether permanent, temporary, whole, or partial) of any material part of the Company Assets by reason of condemnation or the threat of condemnation.

Section 3.26     Environmental Matters. Except as set forth on Section 3.26 of the Company Disclosure Schedules and/or except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect:

(a)         Neither the Company nor any of its Subsidiaries has entered into, or is subject to, any written agreement with any Governmental Authority, or Order issued pursuant to Environmental Laws, that requires any remediation of Hazardous Substances by any of the Company or its Subsidiaries or of any of the Company Assets that remains outstanding.

(b)          Neither the Company nor any of its Subsidiaries is subject to any outstanding Orders relating to alleged violations of, or liabilities arising under, Environmental Laws with respect to or affecting the Company Assets, and there are no Actions arising under any Environmental Laws against any of the Company or its Subsidiaries pending with any Governmental Authority or arbitrator, or, to the Company’s Knowledge, threatened in writing with respect to or affecting the Company Assets or any of the Company or its Subsidiaries.

(c)         The Company and each of its Subsidiaries with respect to the ownership and operation of the Company Assets is in compliance with all applicable Environmental Laws and the terms of all Material Permits issued or required pursuant thereto, and neither the Company nor its Subsidiaries has received any unresolved written notice alleging that any such Material Permits are not in full force and effect.

(d)          There has been no Release of Hazardous Substances on, at, under, to or from any of the Company Assets or other properties of the Company or any of its Subsidiaries or from or in connection with any operations by the Company or any of its Subsidiaries, in each case for which the Company or any of its Subsidiaries is currently required to conduct remediation that remains unresolved.

The Company has made available to Parent copies of all material environmental reports, audits and assessments pertaining to the Company Assets that were prepared in the past three (3) years and are in the possession or reasonable control of the Company, its Subsidiaries, or any of their Affiliates. Notwithstanding anything to the contrary herein, with respect to Company Assets that are operated by a Person other than the Company or its Subsidiaries, the representations and warranties set forth in this Section 3.26 are limited to the Company’s Knowledge. Except with respect to Section 3.18(a), Section 3.40, and Section 3.41, the representations and warranties set forth in this Section 3.26 are the only representations and warranties made by the Company and its Subsidiaries related to Environmental Laws, Environmental Permits, Hazardous Substances and any other environmental matters.

Section 3.27       Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           All Taxes that have become due and payable by the Company or any of its Subsidiaries have been timely paid (whether or not shown on any Tax Return).

(b)         All Tax Returns that were required to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account validly obtained extensions) with the appropriate Governmental Authority. All such Tax Returns are true, complete and accurate in all respects.

(c)          No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority, which deficiencies have not been paid or otherwise resolved. No audits, examinations, investigations or proceedings are pending, in progress or have been threatened in writing with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries.

(d)          None of the Company Assets is subject to any tax partnership agreement (other than the Operating Agreement of the Company) or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(e)         None of the Company or any of its Subsidiaries has consented in writing to any extension or waiver of any statute of limitations regarding the assessment or collection of any material amounts of Taxes which is still in effect nor has any request been made in writing for any such extension or waiver (other than extensions automatically available that do not result in the imposition of any penalty or addition to Tax) which request remains outstanding.

(f)          The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholders of the Company (or any of its Subsidiaries) or other Person and the Company and each of its Subsidiaries have complied with all material information reporting and record keeping requirements under all applicable Tax Laws with respect thereto.

(g)          There are no liens for Taxes (other than Permitted Encumbrances) on any of the Company Assets.

(h)          For U.S. federal income Tax purposes, the Company is, and always has been, classified as a partnership. Each of the Subsidiaries of the Company is, and always has been, classified as an entity disregarded as separate from the Company for U.S. federal income tax purposes.

(i)          No Person holds any interest in any Company or any Subsidiary of the Company that is non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made timely and properly.

(j)           None of the Company or any of its Subsidiaries has participated in, or been a party to, a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b) (or any similar provision of state or local. Law).

(k)           No claim has ever been made by a Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files a Tax Return that the Company or any of its Subsidiaries is (or was) required to file a Tax Return.

(l)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any (i) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local Law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing, or (v) deferred revenue accrued prior to the Closing.

(m)         Neither the Company nor any of its Subsidiaries has (and, if such Person is an entity disregarded as separate from its regarded owner for U.S. federal income tax purposes, its regarded owner has not) (i) deferred any payment of Taxes (that would otherwise be due) through any automatic extension or other grant of relief provided by a Law in response to COVID-19 or (ii) sought any other Tax benefit from any applicable Governmental Authority related to any governmental response to COVID‑19.

(n)          Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax Sharing Agreement. No Tax ruling has been applied for or received by the Company or any of its Subsidiaries which is still in effect.

(o)          No power of attorney ever has been executed by, or entered into, on behalf of the Company or any of its Subsidiaries with respect to Taxes or any matter related to Taxes that remains in effect.

(p)          Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or operation of Law.

(q)          Each of the Company and each of its Subsidiaries (x) is a “United States person” (as defined in Section 7701(a)(30) of the Code), (y) is a resident for Tax purposes of the “United States” (as defined in Section 7701(a)(9) of the Code), and (z) does not have any branch, agency, permanent establishment, or other taxable presence other than in the “United States” (as defined in Section 7701(a)(9) of the Code).

Section 3.28        Employee Benefit Matters.

(a)           Section 3.28(a) of the Company Disclosure Schedules lists each material Company Benefit Plan.

(b)          Neither the Company nor any of its Subsidiaries maintains, sponsors, administers, participates in, contributes to or is required to contribute to, or has any liability to (including on account of an ERISA Affiliate), any (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA, that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) “multiple employer welfare benefit arrangement” as described in Section 3(40)(A) of ERISA, (iii) “multiemployer plan,” as defined in Section 3(37) of ERISA, or (iv) “multiple employer plan,” within the meaning of Section 4063 or Section 4064 of ERISA or Section 413(c) of the Code.

(c)          With respect to each Company Benefit Plan, the Company has made available to Parent true and correct copies of the following, as applicable: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the most recent summary plan description along with all summaries of material modifications thereto, (iii) related trust instruments or other funding-related documents and insurance contracts, (iv) the financial statements (if any) for the most recent year for which such financial statements are available (in audited form if required by ERISA) and, where applicable, Annual Report/Returns (Forms 5500) with disclosure schedules, if any, and attachments for the most recent year for which such Annual Report/Return (Form 5500) is available, (v) a copy of all material, non-routine correspondence with any Governmental Authority received or sent within the last three (3) years, and (vi) the most recent Internal Revenue Service determination or opinion letter.

(d)          Each Company Benefit Plan has been established, maintained, operated, funded and administered in all material respects in accordance with and in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions, reimbursements, and premium payments required to be made with respect to any Company Benefit Plan have, in all material respects, been timely made and all contributions, reimbursements, and premium payments not yet due have been made, paid, or accrued in accordance with GAAP. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification or has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and in which the adopting employer may rely and (B) nothing has occurred and no facts or circumstances exist that would reasonably be expected to cause the loss of such qualification. No Actions (other than routine claims for benefits in the ordinary course) are pending against or involve or, to the Company’s Knowledge, are threatened against or threatened to involve the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has engaged in any non-exempt prohibited transaction with respect to any Company Benefit Plan that would be reasonably likely to subject the Company or any Subsidiary to any material Tax or penalty (civil or otherwise) imposed by ERISA or the Code.

(e)          No Company Benefit Plan provides for or promises, and neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of, any health or life insurance benefits for any person upon or following retirement or termination of employment, service, or ownership, except as otherwise required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code for which the applicable Service Provider pays the full cost of coverage.

(f)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or together with any other event) will result in (i) any payment or benefit from the Company or any of its Subsidiaries becoming due to any current or former Service Provider, (ii) any increase in the amount, or acceleration of the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any current or former Service Provider, (iii) any restriction on the right of the Company or any of its Subsidiaries or, following the Effective Time, the Surviving Company, to merge, amend, terminate or transfer any Company Benefit Plan or (iv) the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g)          Each Company Benefit Plan and any other agreement, contract, plan or other arrangement to which any of the Company or its Subsidiaries is party to that is, in whole or in part, a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies with, and has been maintained in form and operation in accordance with the requirements of, Section 409A of the Code, and no amount under any such plan or program is, has been or is expected to be subject to penalties or the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code.

(h)          None of the Company or its Subsidiaries is party to, nor has any obligation to indemnify, gross-up or otherwise reimburse any Person for any Tax under Section 4999 of the Code and Section 409A of the Code (or any corresponding provisions of state, local or non-U.S. Tax Laws).

(i)           Each Company Benefit Plan that is an employment or service agreement with any Service Provider may be terminated by the Company or its applicable Subsidiary upon no more than thirty (30) days’ prior notice to such Service Provider with no liability to the Company or such Subsidiary.

Section 3.29       Employment and Labor Matters.

(a)          Neither the Company nor any of its Subsidiaries is or has been party to nor bound by, nor is negotiating in connection with entering into, any Labor Agreements and no employees of the Company or its Subsidiaries are represented by any labor or trade union, works council, or similar labor organization. There are no, and for the past three (3) years there have not been any, strikes, organized labor work stoppages, concerted work slowdowns, lockouts, unfair labor practice charges, material labor grievances, labor arbitrations, or other material labor disputes pending or, to the Company’s Knowledge, threatened by or against any of the Company or its Subsidiaries. To the Company’s Knowledge, there are no ongoing or threatened union organizing activities, nor have there been any such activities in the past three (3) years by any employees of the Company or its Subsidiaries, with respect to such employment.

(b)          Section 3.29(b) of the Company Disclosure Schedules sets forth, for each employee of the Company or any of its Subsidiaries, as applicable and to the extent permitted by applicable Law, such employee’s name, employer, job title, hire date, principal location, whether full or part time, whether active or on leave (and if on leave, the nature of the leave and expected return date), whether exempt from the Fair Labor Standards Act, annual salary or hourly wage rate, most recent annual bonus received, current bonus opportunity, and any severance entitlements. Ten (10) days prior to the Closing Date, the Company will provide Parent with a revised version of Section 3.29(b) of the Company Disclosure Schedules, updated as of the most recent practicable date.

(c)          The Company and each of its Subsidiaries is and for the last three (3) years has been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, employee privacy, plant closures and layoffs (including the WARN Act) labor relations, employee leave issues, and affirmative action and unemployment insurance. Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Parent or any of its Affiliates to have any liability or other obligation following the Closing Date under the WARN Act.

(d)       In the last three (3) years, there has not been any Action relating to or, to the Company’s Knowledge, any allegation of any sex-based discrimination, sexual harassment or sexual misconduct policy of the Company or any of its Subsidiaries relating to the foregoing, in each case involving the Company or any of its Subsidiaries or any current or former Service Provider, nor has there been any settlement relating to any such matters, nor, to the Company’s Knowledge, has any such Action been threatened.

(e)           Neither the Company nor any of its Subsidiaries has in the last three (3) years been the subject of any pending or, to the Company’s Knowledge, threatened, Action from the U.S. Department of Homeland Security, including the Immigration and Customs Enforcement, (or any predecessor thereto, including the U.S. Customs Service or the Immigration and Naturalization Service) or any other Governmental Authority, concerning compliance with any law concerning immigration.

(f)         To the Company’s Knowledge, no current or former Service Provider is in any material respect in violation of any term of any otherwise enforceable nondisclosure agreement, noncompetition agreement, nonsolicitation agreement, or similar obligation: (i) owed to the Company or any of its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or its Subsidiaries.

(g)           No Service Provider with annual compensation in excess of $150,000 has indicated in writing or, to the Company’s Knowledge, orally that he or she intends to resign or retire as a result of the consummation of the Transactions or otherwise within one (1) year after the Closing Date.

Section 3.30        Intellectual Property; Privacy.

(a)          Section 3.30 of the Company Disclosure Schedules sets forth a true and complete list of all material registrations or applications for registration included in any Intellectual Property Rights owned by the Company or its Subsidiaries. The Company and its Subsidiaries own, license or otherwise have a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property Rights used in or necessary to conduct the businesses of the Company and its Subsidiaries as currently conducted, except where the failure to own, license or have the right to use such Intellectual Property Rights has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)         To the Company’s Knowledge, the conduct of the businesses of the Company and its Subsidiaries as currently conducted are not infringing or misappropriating any Intellectual Property Right of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the past three (3) years, no written claim has been asserted or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries (i) alleging that the operation of the Company’s or any of its Subsidiaries’ business infringes, misappropriates or otherwise violates any Intellectual Property Rights or (ii) challenging the ownership, validity or enforceability of the Intellectual Property Rights held by the Company and its Subsidiaries.

(c)           Reasonable steps have been used to protect and preserve the confidentiality of the material non-public information (i) included in the Intellectual Property Rights held by the Company and its Subsidiaries or (ii) disclosed or made available to the Company or its Subsidiaries by a third party.

(d)           The consummation of the Transactions will not result in the loss or impairment of any material right of the Company or any of its Subsidiaries to own, use, practice or exploit any material Intellectual Property Rights owned by, held by or licensed to the Company and its Subsidiaries and used in the business of the Company and its Subsidiaries as currently conducted.

(e)          The Company and its Subsidiaries (i) have taken reasonable steps to protect against any unauthorized use, access, interruption, modification or corruption of the confidentiality, integrity and security of, the material information technology systems owned or used in the conduct of the businesses of the Company and its Subsidiaries (the “Business IT Systems”) and implement, operate and maintain backup, data recovery, disaster recovery and business continuity plans, procedures and facilities for the businesses of the Company and its Subsidiaries; and (ii) act in material compliance with such plans and procedures.

(f)          To the Company’s Knowledge, the Business IT Systems (i) operate, in all material respects, in accordance with their specifications and related documentation, as applicable, (ii) have not suffered any failures, security breaches or cybersecurity incidents that have resulted in a material disruption or loss or the compromise of any personal information and (iii) do not contain any “back door,” “drop dead device,” “time bomb,” virus, Trojan horse, worm, malware or any other similar malicious code designed or intended to have, or capable of, disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or damaging or destroying any data or file without the user’s consent.

(g)          To the Company’s Knowledge, neither the execution, delivery or performance of this Agreement or the Ancillary Agreements by the Company nor the consummation of the Transactions will result in any material violation of privacy Laws.

Section 3.31       Insurance. Section 3.31 of the Company Disclosure Schedules sets forth, as of the date hereof, a true and complete list of all material insurance policies maintained by or for the benefit of the Company and its Subsidiaries, including for each policy, the coverage line, policyholder, insurer, policy number, policy period, limits, deductible / retention and premium. Complete copies of such insurance policies have been made available to Parent as of the Execution Date. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance provided by Third Parties in such amounts and against such risks substantially as are customary for the industries in which the Company and its Subsidiaries operate and as are sufficient to comply with applicable Law and all Company Material Contracts. Except for any insurance policies that are not material to the Company and its Subsidiaries, (a) all insurance policies maintained by or on behalf of the Company or its Subsidiaries are in full force and effect and are not subject to any lapse in coverage and all premiums with respect thereto have been paid to the extent due, (b) the Company has not received notice of, not to the Company’s Knowledge is there threatened, any cancellation, termination, material reduction of coverage or material premium increases with respect to any such policy that remains outstanding, (c) there is no claim outstanding under any such insurance policy, (d) none of the Company or its Subsidiaries has received any written notice from any insurer or reinsurer of any denial of claim or reservation of rights with respect to any material pending or paid claims and (e) neither the Company nor any of its Subsidiaries is in material default or breach in any respect under the terms of such insurance policies, including with respect to giving of timely and otherwise valid notice of any material claim, occurrence or other matter under any such insurance policy in accordance with the terms thereof.

Section 3.32      Hedging Transactions. Section 3.32 of the Company Disclosure Schedules sets forth a true and complete list of all Hedging Transactions outstanding as of the Execution Date and entered into by the Company or any of its Subsidiaries with respect to the Company Assets (such Hedging Transactions, the “Company Execution Date Hedging Portfolio”), the material terms thereof (including the type of transaction, term, effective date, termination date, notional amounts), and the counterparty thereto. The Company has made available to Parent a true, correct, and complete copy of all master agreements and confirmations evidencing the Hedging Transactions included in the Company Execution Date Hedging Portfolio.

Section 3.33       Liability for Brokers’ Fees. Except for Jefferies LLC (the fees and expenses of which will be paid by the Company and are reflected in Jefferies LLC engagement letter with the Company), neither the Company nor any of its Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with any of the Transactions.

Section 3.34      Powers of Attorney. Section 3.34 of the Company Disclosure Schedules sets forth an accurate and complete list of all valid powers of attorney issued by the Company or any of its Subsidiaries related to their respective businesses.

Section 3.35      Equipment. (a) All of the material Equipment is in an operable state of repair adequate to maintain normal operations as currently conducted by the Company and its Subsidiaries, in all material respects, ordinary wear and tear excepted and (b) the Company and its Subsidiaries collectively have easements, rights of way, licenses and authorizations, in each case, that are necessary to access, own and operate the Equipment as currently accessed, owned and operated.

Section 3.36       Bonds and Credit Support. Section 3.36 of the Company Disclosure Schedules lists all bonds, letters of credit or other similar credit support instruments that are maintained by the Company of any of its Subsidiaries with any Person with respect to the ownership or operation of the Company Assets (collectively, the “Company Credit Support Instruments”).  During the two (2) year period prior to the Closing Date, (a) there has not been, and the consummation of the Transactions will not result in, any drawing or claim on any of the Company Credit Support Instruments and (b) neither the Company nor any of its Subsidiaries has received any communication from any provider of Company Credit Support Instruments (i) stating that any applicable Company Credit Support Instrument that is not currently cash collateralized must be cash collateralized, (ii) canceling, or threatening to cancel, any applicable Company Credit Support Instrument, or (iii) alleging any default by the Company or any of its Subsidiaries under any Company Credit Support Instrument or any condition occurring, in either case, that would entitle such provider to cancel any applicable Company Credit Support Instrument.

Section 3.37        Lease Status. Except as set forth on Section 3.37 of the Company Disclosure Schedules:

(a)          (i) all material bonuses, rentals, shut-in and other similar payments due under the Leases operated by the Company or any of its Subsidiaries have been properly and timely paid in accordance with the terms of such Leases, and (ii) to the Company’s Knowledge, all material bonuses, rentals and other similar payments due under the Leases included in the Company Assets operated by Third Party operators have been properly and timely paid in accordance with the terms of such Leases;

(b)          (i) neither the Company nor any of its Subsidiaries has received any unresolved written notices alleging any material default or material breach under any Lease included in the Company Assets by the Company, its Subsidiaries or their respective predecessors in interest, and (ii) neither the Company nor any of its Subsidiaries is and, to the Company’s Knowledge, no other party to any Lease included in the Company Assets, is in material default or material breach of the terms, provisions or conditions of such Lease;

(c)          during the eighteen (18) month-period prior to the Execution Date, neither the Company nor any of its Subsidiaries has received any (i) written notice from a lessor of any requirements or demands to drill additional wells on any of the Leases included in the Company Assets, which requirements or demands have not been resolved or (ii) unresolved written notice seeking to terminate or materially amend any of the Leases included in the Company Assets;

(d)           none of the Leases or Contracts included in the Company Assets contain express provisions obligating the Company or any of its Subsidiaries to drill any well on the Company Assets (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Lease and other than customary offset drilling provisions);

(e)           (i) no Lease operated by the Company or any of its Subsidiaries is being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production, and (ii) to the Company’s Knowledge, no Lease included in the Company Assets operated by a Third Party operator is being maintained in full force and effect by the payment of shut-in royalties or other payments in lieu of operations or production; and

(f)            no Lease that is included in the Company Assets and is in its primary term expires within twelve (12) months following the Execution Date.

Section 3.38       Surface Use. Except as set forth on Section 3.38 of the Company Disclosure Schedules, (a) none of the Leases or Company Material Contracts included in the Company Assets are subject to or contain any restrictions on the use of the surface by the Company or its Subsidiaries in connection with Hydrocarbon operations that would materially and adversely affect the ownership or operation of the Company Assets as currently owned and operated, (b) neither the Company nor any of its Subsidiaries is in material breach of the terms, provisions or conditions of the Surface Rights and ROWs, and (c) the Company Assets include sufficient surface access rights to permit the ownership and operation of the Leases and Wells operated by Company or its Subsidiaries as currently owned and operated in all material respects.

Section 3.39      Personal Injury; Property Damage. Except as set forth on Section 3.39 of the Company Disclosure Schedules, unless otherwise covered by insurance or indemnification by a Third Party, there have been no instances of personal injury or death to any Person or damage to the property of any Third Party related to or arising out of the ownership or operation of the Company Assets for which the Company or any of its Subsidiaries (or the Surviving Company, following the Closing) is liable for any material Loss or could reasonably be expected to be liable for any material Loss.

Section 3.40      Offsite Disposal. Neither the Company nor any of its Subsidiaries or, to the Company’s Knowledge, any Third Party operator of the Company Assets has disposed or transported any Hazardous Substances from or through any Company Asset to a property that is not a Company Asset prior to Closing, in each case, as has given or could reasonably be expected to give rise to a material Loss by the Company or any of its Subsidiaries (or the Surviving Company, following the Closing) under applicable Environmental Law.

Section 3.41       Fines and Penalties. Neither the Company nor any of its Subsidiaries or, to the Company’s Knowledge, any Third Party operator of the Company Assets has been assessed any material fine or material penalty by any Governmental Authority for any matter arising out of or relating to the ownership or operation of the Company Assets that has given or could reasonably be expected to give rise to a material Loss by the Company or any of its Subsidiaries (or the Surviving Company, following the Closing).

Section 3.42       Sanctions. Each of the Company and its Subsidiaries is not currently the subject of any sanctions adopted by the United Nations, the European Union, His Majesty’s Treasury, or the United States (collectively, the “Sanctions”). Each of the Company and its Subsidiaries is not located, organized or resident in a country, region or territory that is the subject or the target of comprehensive Sanctions, including Cuba, Iran, North Korea, Syria, and the Crimea, the self-proclaimed Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine.

Section 3.43        Money Laundering Laws. The operations of each of the Company and its Subsidiaries are and have been conducted at all times and in all material respects in compliance with financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering Laws of all jurisdictions where the Company and its Subsidiaries are located, and the rules and regulations thereunder enforced by any governmental or regulatory agency (collectively, the “Money Laundering Laws”) and no proceeding by or before any Governmental Authority involving either the Company or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

Section 3.44       Competent Person’s Report. All information supplied by the Company or by any of its officers or employees to the competent person in connection with the competent person’s report which may be prepared in relation to the assets of the Company and its Subsidiaries to be included in the Parent Prospectus has been supplied in good faith after due and careful inquiry, and such information was when given, and remains, true, complete and accurate (whether by omission or otherwise) and not misleading.

Section 3.45       Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in each of the Parent Significant Transaction Announcement, the Parent Circular and the Parent Prospectus will, at the date it is first published to holders of Parent Common Stock, at the time of the Parent Shareholders Meeting and at the time of Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 3.46     No Additional Representations. Notwithstanding anything contained in this Agreement to the contrary, the Company represents, acknowledges and agrees that neither Parent nor any of its Subsidiaries nor any other Person has made or is making any representations or warranties relating to Parent and its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV or any certificate delivered in connection with this Agreement, including any implied representation or warranty as to the accuracy or completeness of any oral or written information regarding Parent and its Subsidiaries furnished or made available to the Company, or any of its Affiliates or Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to (a) any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions); and (b) except for the representations and warranties made by Parent and Merger Sub in Article IV or any certificate delivered in connection with this Agreement, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent and its Subsidiaries, the negotiation of this Agreement or any Ancillary Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 3.46 is intended to or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of Fraud.

ARTICLE IV
Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure schedules delivered to the Company by Parent on or prior to the Execution Date (the “Parent Disclosure Schedules”) or the SEC Documents (but excluding any general cautionary or forward-looking statements contained in the “Risk Factors” section or “Forward-Looking Statement” and any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case other than any description of historical facts or events included therein), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the Execution Date and as of the Closing (except for the representations and warranties that refer to a specified date, which will be deemed made as of such date) as follows; provided, that the representations and warranties of Parent set forth herein relating to the Non-Controlled Parent Subsidiaries shall be deemed to be made only to the Knowledge of Parent with respect to the Non-Controlled Parent Subsidiaries, notwithstanding any absence of any reference therein to “Knowledge of Parent” or anything else to the contrary:

Section 4.1        Existence and Qualification. Each of Parent, DGOC and Merger Sub is duly organized, validly existing, and in good standing, or validly registered, as the case may be, under the Laws of the jurisdiction of its organization. Each of Parent, DGOC and Merger Sub is duly qualified to do business in all jurisdictions in which its ownership of property or conduct of business requires it to be qualified, except where the failure to be so qualified, would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Each Subsidiary of Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except where the failure to be so in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly qualified to do business in all jurisdictions in which its ownership of property or conduct of business requires it to be qualified, except where the failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2       Organizational Power. Each of Parent, DGOC and Merger Sub has all requisite organizational power to enter into and perform this Agreement and each Ancillary Agreement to which it is or will be a party and to consummate the Transactions. Each of Parent and its Subsidiaries has all requisite organizational power to own, lease, and operate its properties and to carry on its business as now being conducted, except where the failure to have such power has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3          Authorization and Enforceability.

(a)          The execution, delivery and performance of this Agreement, all documents required to be executed and delivered by each of Parent, DGOC and Merger Sub at Closing and all Ancillary Agreements to which such Party is or will be a party, and the performance of the Transactions, have been duly and validly authorized by all necessary corporate or limited liability company action on the part of such Party, in each case subject only to, in the case of Parent, (i) approval by the holders of a majority of votes cast thereon at a shareholders’ meeting as required under section 551 of the Companies Act to authorize the directors of the Parent to allot and issue Parent Common Stock pursuant to this Agreement (the “Share Issuance”) duly called and held for, among other things, such purpose (such meeting, the “Parent Shareholders Meeting”, and such approval, the “Parent Shareholder Approval”) and (ii) the approval of the applications for admission to listing on the Official List of the FCA and for trading on the LSE’s main market for listed securities in relation to the Parent Common Stock allotted and issued pursuant to this Agreement (“UK Admission”). This Agreement has been duly executed and delivered by each of Parent, DGOC and Merger Sub (and all documents required hereunder to be executed and delivered by each of Parent, DGOC and Merger Sub at Closing and all Ancillary Agreements will be duly executed and delivered by such Party) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of such Party, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)          The board of directors of Parent has, by unanimous vote of the directors present at a duly constituted meeting of the Parent Board, (i) determined that the Transactions are likely to promote the success of Parent for the benefit of its members as a whole, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, on the terms and subject to the conditions set forth herein, (iii) approved the execution, delivery and performance of the Relationship Agreement at the Closing and (iv) resolved to recommend that the holders of shares of Parent Common Stock approve the Share Issuance on the terms and subject to the conditions set forth in this Agreement (the recommendation in this clause (iv), the “Parent Recommendation”), and as of the date hereof, none of the foregoing in clauses (i) through (iv)  has been rescinded, modified or withdrawn in any way. The sole member of Merger Sub has irrevocably approved and adopted this Agreement and the consummation of the Transactions, pursuant to a written consent executed by such sole member, a copy of which has been delivered to the Company. Other than the Parent Shareholder Approval, no other corporate or similar proceeding on the part of either Parent or Merger Sub or vote of the equityholders of Parent is necessary to authorize the execution and delivery by Parent or Merger Sub of this Agreement and the consummation of the Transactions.

(c)          The board of directors of DGOC has unanimously (i) determined that this Agreement is in the best interests of DGOC and its sole stockholder, and (ii) approved the execution, delivery and performance of this Agreement on the terms and subject to the conditions set forth herein.  As of the date hereof, none of the foregoing in clauses (i) and (ii) has been rescinded, modified or withdrawn in any way.  No other corporate or similar proceeding on the part of DGOC or vote of the equityholders of DGOC is necessary to authorize the execution, delivery and performance by DGOC of this Agreement.

Section 4.4          Capitalization; Subsidiaries.

(a)          As of the close of business on January 23, 2025 (the “Measurement Date”), the issued share capital of Parent consists only of 51,295,942 shares of Parent Common Stock (excluding, for the avoidance of doubt, any shares of Parent Common Stock held in treasury), and (ii) no shares of Parent Common Stock were held in treasury. As of the Measurement Date, there were 2,556,591 outstanding restricted stock units, options to purchase shares of Parent Common Stock and other stock-settled equity-based awards granted by Parent. From the Measurement Date until the date of this Agreement, no additional Interests of Parent have been issued, other than shares of Parent Common Stock, if any, issued or authorized to be issued in connection with or pursuant to Parent’s ordinary course of business which are set forth in Section 4.4(a) of the Parent Disclosure Schedules.

(b)          Section 4.4(b) of the Parent Disclosure Schedules sets forth a true, correct, and complete list of all material Subsidiaries of Parent.

(c)         All of the issued shares of Parent Common Stock have been duly authorized and validly issued in accordance with the Organizational Documents of Parent, are fully paid and not subject to further calls, and were not issued in violation of any preemptive rights, rights of first refusal, or other similar rights of any Person. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued and fully paid and will not be subject to further calls or to preemptive rights, will have the rights, preferences and privileges specified in the Organizational Documents of Parent and will be free of any Encumbrance, other than restrictions on transfer pursuant to applicable securities Laws.

(d)          As of the date of this Agreement, except as set forth in this Agreement or as disclosed in Parent’s SEC Documents, the Accounts and Previous Announcements, (i) except with respect to shares to be issued as set forth in Section 4.4(d) of the Parent Disclosure Schedules, there are no Interests of Parent issued or authorized or reserved for issuance, (ii) there are no outstanding options, profits interests, phantom units, restricted stock units, stock appreciation rights or other compensatory equity or equity-based awards or rights, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent to issue, transfer or sell any Interests of Parent or any commitment to authorize, issue or sell the same, and (iii) there are no contractual obligations of Parent to repurchase, redeem or otherwise acquire any other Interest in Parent or any such securities or agreements listed in clause (ii) of this sentence.

(e)          As of the date of this Agreement, neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(f)           There are no voting trusts, member or partnership agreements or voting agreements or other agreements, rights, instruments or understandings to which Parent is a party with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of any Parent Common Stock.

(g)          True, correct and complete copies of the Organizational Documents of Parent have been provided to the Company and reflect all amendments and modifications made thereto at any time prior to the Execution Date. Neither the Parent nor any of its Subsidiaries is in violation of its Organizational Documents in any material respect.

(h)          Parent is not, and immediately after the issuance and sale of the Parent Common Stock compromising the Merger Consideration will not be, required to register as an “investment company” or a company “controlled by” an entity required to register as an “investment company” within the meaning of the Investment Company Act of 1940.

Section 4.5        No Conflicts. Except as set forth on Section 4.5 of the Parent Disclosure Schedules, the execution, delivery, and performance of this Agreement and the Ancillary Agreements by each of Parent, DGOC and Merger Sub, and the Transactions, will not (a) conflict with or violate any provision of the Organizational Documents of Parent or any of its Subsidiaries, (b) conflict with, result in a default or breach (with or without due notice or lapse of time or both) under or the creation of any Encumbrance or give rise to any right of termination, cancellation, or acceleration of any obligation, right of payment, or the loss of any benefit under, or require any consent of any pursuant to, any material note, bond, mortgage, indenture, or other financing instrument to which Parent or any of its Subsidiaries is a party, (c) conflict with or violate any Order applicable to Parent or any of its Subsidiaries, or (d) conflict with or violate any Laws applicable to Parent or any of its Subsidiaries, except in the case of clauses (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.6         Consents, Approvals or Waivers. Except (a) with respect to the filings, notices, waiting periods or approvals set forth on Section 4.5 of the Parent Disclosure Schedules, (b) any post-Closing filings pursuant to the Registration Rights Agreement or applicable federal and state securities laws which Parent undertakes to file or obtain within the applicable time period, in each case to the extent required, (c) for compliance with the HSR Act, (d) Customary Post-Closing Consents, (e) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, (f) for the Parent Shareholder Approval and any filings related thereto and (g) for UK Admission and any filings related thereto, each of Parent, DGOC and Merger Sub’s execution, delivery, and performance of this Agreement and the Ancillary Agreements to be executed and delivered by such Party, and the Transactions are not, in any material respects, subject and will not be subject to any consent, approval, or waiver from, or require any registration, declaration, notice, or filing with, (A) any Governmental Authority or (B) any other Third Party, except, in each case, those that the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.7         Litigation. Except (a) for any action filed by any Governmental Authority after the Execution Date related to or arising out of the HSR Act or (b) as set forth on Section 4.7 of the Parent Disclosure Schedules, there is no, and for the past three (3) years there has not been any, (i) material Action pending by or before any Governmental Authority or threatened in writing by or against Parent or any of its Subsidiaries pertaining to Parent or its Subsidiaries, (ii) material Order of a Governmental Authority to which Parent or any of its Subsidiaries is subject or (iii) Order to which Parent or any of its Subsidiaries is subject that seeks to prevent, enjoin, alter, or delay the consummation of the Transactions.

Section 4.8          SEC Documents; Financial Statements; No Liabilities.

(a)          Parent has timely filed or furnished with the SEC all reports, schedules, forms, statements, and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it since December 14, 2023 under the Securities Act or the Exchange Act (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, as they may have been supplemented, modified or amended since the date of the filing, the “SEC Documents”). The SEC Documents, including any audited or unaudited financial statements of Parent and any notes thereto or schedules included therein (the “Financial Statements”), at the time filed or furnished (except to the extent corrected by a subsequently filed or furnished SEC Document filed or furnished prior to the Execution Date) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in the light of the circumstances under which they were made) not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, (iii) in the case of the Financial Statements, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iv) in the case of the Financial Statements, were prepared in accordance with UK IFRS applied on a consistent basis during the periods involved and subject, in the case of unaudited interim financial statements, to normal and recurring year-end audit adjustments, in each case, except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S‑X of the SEC, and (v) in the case of the Financial Statements, have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries in all material respects.

(b)         There are no liabilities of or with respect to Parent that would be required by UK IFRS to be reserved, reflected or otherwise disclosed on a consolidated balance sheet of Parent other than (i) liabilities accrued, reserved, reflected, or otherwise disclosed in the consolidated balance sheet of Parent and its Subsidiaries as of the most recent Financial Statements (including the notes thereto) included in such Financial Statements, (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent Financial Statements, (iii) liabilities under this Agreement or incurred in connection with the transactions contemplated by this Agreement or (iv) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9         Compliance with Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each of the Parent and its Subsidiaries is, and during the past three (3) years has been, in compliance with all applicable Laws, (ii) neither the Parent nor its Subsidiaries has received written notice of any actual or potential violation from any Governmental Authority of any applicable Law, and (iii) neither the Parent nor its Subsidiaries has received written notice that it is under investigation by any Governmental Authority for actual or potential non-compliance with any Law.

Section 4.10       Internal Controls; Exchange Listing.

(a)          Parent has established and maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that has been designed by, or under the supervision of, its principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent; and (ii) provide reasonable assurance that the interactive data in extensible business reporting language incorporated by reference in the SEC Documents fairly presents the required information in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto (it being understood that the Parent is not required as of the date hereof to comply with Section 404 of the Sarbanes-Oxley Act).

(b)          Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by Parent in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. To the extent required by applicable Law, management of Parent has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and concluded that such disclosure controls and procedures were effective as of the end of Parent’s most recently completed fiscal year.

(c)          Since December 31, 2023, Parent has not become aware of, or been advised by its independent auditors of, any significant deficiency or material weakness (each as defined in Rule 12b‑2 of the Exchange Act) in the design or operation of internal controls that has been required to be disclosed in Parent’s filings with the SEC that has not been so disclosed. Since December 31, 2023, (i) Parent has not been advised by its independent auditors of any significant deficiency or material weakness as defined by the Public Company Accounting Oversight Board in Auditing Standard No. 5; (ii) Parent has no Knowledge of any fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting; and (iii) there have been no changes in internal controls or, to the Knowledge of Parent, in other factors that could reasonably be expected to materially affect Parent’s internal controls, including any corrective actions with regard to any significant deficiency or material weakness required to be disclosed in any of Parent’s SEC filings.

(d)          The Parent Circular will comply with the requirements of the Listing Rules in all material respects. On the date first published, sent or given to Parent’s shareholders and on the date of any amendment or supplement thereto, the Parent Circular will not (i) contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate in any material respect, or (ii) omit a fact, the omission of which renders any information or expression in the Parent Circular inaccurate or misleading in any material respect, except that no warranty or representation is made by Parent or Merger Sub with respect to any information supplied by the Company or any of its Subsidiaries expressly for inclusion in the Parent Circular.

(e)          As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the filed SEC Documents, and to the Knowledge of Parent, none of the filed SEC Documents is subject to ongoing review or outstanding SEC comment.

(f)          Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act, (ii) the rules and regulations of the NYSE, or (iii) the rules and regulations of the LSE, in each case, that are applicable to Parent.

(g)          The shares of Parent Common Stock are registered under Section 12(b) of the Exchange Act and listed on the NYSE and LSE, and Parent has not received any notice of deregistration or delisting from the SEC, NYSE or LSE, as applicable. No judgment, order, ruling, decree, injunction, or award of any securities commission or similar securities regulatory authority or any other Governmental Authority, or of the NYSE or LSE, preventing or suspending trading in any securities of Parent has been issued, and no proceedings for such purpose are, to Parent’s Knowledge, pending, contemplated or threatened. Parent has taken no action that is designed to terminate the registration of the Parent Common Stock under the Exchange Act.

Section 4.11       Form F-3. As of January 1, 2025, Parent will be, or will use its reasonable best efforts by the Closing Date to become, eligible to register all of the Parent Common Stock issued to the Company Unitholders pursuant to the terms of this Agreement for resale by the Company Unitholders under a registration statement on Form F‑3 promulgated under the Securities Act.

Section 4.12       Absence of Certain Changes. Since December 31, 2023, (a) there has not been any Parent Material Adverse Effect, (b) Parent and its Subsidiaries have, in all material respects, conducted their respective businesses in the ordinary course of business consistent with past practices (except for discussions, negotiations, and transactions related to this Agreement or other potential strategic transactions), and (c) neither the Parent nor any of its Subsidiaries has undertaken (or failed to take) an action that, if proposed to be taken (or failed to be taken) after the Execution Date would require Company’s consent in accordance with clauses  (f), (g), (h) or (i) of Section 5.6.

Section 4.13    Bankruptcy. There are no bankruptcy, insolvency, reorganization, receivership or similar proceedings pending against, being contemplated by, or, to Parent’s Knowledge, threatened against Parent or any of its Affiliates.

Section 4.14      Affiliate Transactions. Schedule 4.14 of the Parent Disclosure Schedules sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement (other than any Benefit Plan of Parent or any of its Subsidiaries) under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b 2 and 16a 1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b)  (but only, with respect to the Persons in clause (b), to the knowledge of Parent), in each case as would be required to be disclosed by Parent pursuant to Item 7.B of Form 20-F promulgated under the Exchange Act is a party to any actual or proposed loan, lease or other contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Parent or any of its Subsidiaries.

Section 4.15       Financial Capability.

(a)          DP RBL Co LLC, an indirect wholly owned Subsidiary of Parent, is a party to and has accepted a fully executed commitment letter dated as of the date of this Agreement (as amended, supplemented or replaced in compliance with this Agreement, together with all annexes, exhibits and schedules thereto, the “Debt Commitment Letter”), from the Debt Financing Sources pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions thereof, to provide Debt Financing in the amount set forth therein.

(b)          Assuming (i) the Debt Financing contemplated by the Debt Commitment Letter is funded in accordance therewith and (ii) the conditions set forth in Section 6.1 and Section 6.3 are satisfied at Closing, Parent will have on the Closing Date sufficient cash on hand, undrawn capital commitments or Other Sources to enable Parent to timely pay the Estimated Cash Consideration and any and all fees, costs and expenses required to be paid by Parent in connection with the Transactions, including, for the avoidance of doubt, any amounts necessary to repay the Company Credit Indebtedness at Closing (the “Required Financing Amount”).

(c)          Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Debt Financing Sources to provide the Debt Financing or any contingencies that would permit the Debt Financing Sources to reduce the total amount of the Debt Financing, impose any additional conditions precedent to the availability of the Debt Financing or that could adversely affect the timing or termination of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. As of the date of this Agreement, assuming the conditions set forth in Section 6.1 and Section 6.3 are satisfied, Parent does not have any reason to believe that it will be unable to satisfy all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Parent have Knowledge that any Debt Financing Source will not perform its respective obligations thereunder. As of the date of this Agreement, other than the Debt Commitment Letter and the fee letters referred to therein, there are no side letters or other agreements, contracts or arrangements of any kind relating to the funding of the full amount of the Debt Financing or that could adversely affect the availability or conditionality of the Debt Financing or the enforceability of the Debt Commitment Letter.

(d)          As of the date hereof, Parent has provided to the Company a true, correct and complete copy of the Debt Commitment Letter and all fee letters associated therewith (provided, that provisions in the fee letters related solely to fees, economic terms (other than covenants) and “market flex” provisions agreed to by the parties may be redacted (none of which redacted provisions could reasonably be expected to adversely affect the amount, availability of, or impose additional conditions or contingencies on, the availability of the Debt Financing at the Closing) in which the Debt Financing Sources commit to provide, subject to the terms and conditions therein, financing in the aggregate amount set forth therein for the purpose of funding the Transactions). As of the date hereof, the Debt Commitment Letter has not been amended, supplemented, altered, or modified in any respect and no such amendment, supplementation, alteration or modification by Parent is contemplated, pending or the subject of current discussions, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, no event has occurred which, with or without notice or lapse of time or both, would constitute a default or breach on the part of Parent or any of its Affiliates or any other Person, in each case, under the Debt Commitment Letter. The Debt Commitment Letter is not subject to any conditions or other contingencies other than as set forth expressly therein and are in full force and effect and is the legal, valid, binding and enforceable obligation of DP RBL Co LLC. All commitment and other fees required to be paid under the Debt Commitment Letter prior to the date hereof have been paid in full, and assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, Parent is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate or that would reasonably be expected to cause the Debt Commitment Letter to be ineffective.

(e)          Parent acknowledges and agrees that in no event is the receipt or availability of the Debt Financing or any other financing or other transactions by Parent, Merger Sub or any of their Affiliates, a condition to the Closing.

Section 4.16        Environmental Matters. Except (x) as set forth on Section 4.16 of the Parent Disclosure Schedules, (y) as disclosed in the SEC Documents, or (z) as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect:

(a)          Neither the Parent nor any of its Subsidiaries has entered into, or is subject to, any written agreement with any Governmental Authority, or Order issued pursuant to Environmental Laws, that requires any remediation of Hazardous Substances by any of Parent or its Subsidiaries or of any of the Parent Assets that remains outstanding.

(b)          Neither Parent nor any of its Subsidiaries is subject to any outstanding Orders relating to alleged violations of, or liabilities arising under, Environmental Laws with respect to or affecting the Parent Assets, and there are no Actions arising under any Environmental Laws against any of Parent or its Subsidiaries pending with any Governmental Authority or arbitrator, or, to Parent’s Knowledge, threatened in writing with respect to or affecting the Parent Assets or any of Parent or its Subsidiaries.

(c)          There has been no Release of Hazardous Substances on, at, under, to or from any of the Parent Assets or other properties of Parent or any of its Subsidiaries or from or in connection with any operations by Parent or any of its Subsidiaries, in each case for which Parent or any of its Subsidiaries is currently required to conduct remediation that remains unresolved.

(d)        Neither Parent nor any of its Subsidiaries or, to Parent’s Knowledge, any Third Party operator of the Parent Assets has disposed or transported any Hazardous Substances from or through any Parent Asset to a property that is not a Parent Asset prior to Closing, in each case, as has given or could reasonably be expected to give rise to a Loss by Parent or any of its Subsidiaries under applicable Environmental Law.

(e)          Parent and each of its Subsidiaries with respect to the ownership and operation of the Parent Assets is in compliance with all applicable Environmental Laws and the terms of all Permits issued or required pursuant thereto, and neither the Parent nor its Subsidiaries has received any unresolved written notice alleging that any such Permits are not in full force and effect.

(f)          Parent has made available to the Company copies of all material environmental reports, audits and assessments pertaining to the Parent Assets that were prepared in the past three (3) years and are in the possession or reasonable control of Parent, its Subsidiaries, or any of their Affiliates. Notwithstanding anything to the contrary herein, with respect to Parent Assets that are operated by a Person other than Parent or its Subsidiaries, the representations and warranties set forth in this Section 4.16 are limited to Parent’s Knowledge.

Section 4.17          Parent Oil and Gas Matters

(a)          Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (in such capacity, the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2023 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the SEC Documents as having been sold or otherwise disposed of, the Parent and its Subsidiaries have good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by the Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances (mutatis mutandis). For purposes of the foregoing sentence, “good and defensible title” means that the Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the oil and gas properties held or owned by them (or purported to be held or owned by them) (x) entitles the Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all royalties or other burdens on production applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such oil and gas properties throughout the productive life of such oil and gas properties, (y) obligates the Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such oil and gas properties, of not greater than the working interest shown on the Parent Reserve Report for such oil and gas properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such oil and gas properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such oil and gas properties) and (z) is free and clear of all Encumbrances (other than Permitted Encumbrances, mutatis mutandis).

(b)          Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by the Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of the Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the oil and gas properties of the Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of the Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.18       Merger Sub and DGOC. Merger Sub is a wholly owned indirect Subsidiary of Parent. Since its date of formation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. DGOC is a wholly owned direct Subsidiary of Parent.

Section 4.19     Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any anti-takeover Law or any similar anti-takeover provision in Parent’s Organizational Documents is, or at the Closing will be, applicable to this Agreement, or any of the Transactions.

Section 4.20       Liability for Brokers’ Fees. Except for Citibank Global Markets Inc. (the fees and expenses of which will be paid by Parent and are reflected in its engagement letter with Parent or one of its Affiliates), neither Parent nor any of its Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with any of the Transactions.

Section 4.21      Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance provided by Third Parties in such amounts and against such risks substantially as are customary for the industries in which Parent and its Subsidiaries operate and as are sufficient to comply with applicable Law and all contracts of Parent and its Subsidiaries.

Section 4.22      Funds. As of the date of this Agreement and at all times through the Effective Time, DGOC has, and will have, access to immediately available funds in cash in an amount sufficient to carry out all of DGOC’s obligations under Section 7.3 of this Agreement.

Section 4.23       No Additional Representations. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub represents, acknowledges and agrees that neither the Company nor any of its Subsidiaries nor any other Person has made or is making any representations or warranties relating to the Company and its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III or any certificate delivered in connection with this Agreement, including any implied representation or warranty as to the accuracy or completeness of any oral or written information regarding the Company and its Subsidiaries furnished or made available to Parent, or any of its Affiliates or Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to (a) any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Affiliates or Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions); and (b) except for the representations and warranties made by the Company in Article III or any certificate delivered in connection with this Agreement, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company and its Subsidiaries, the negotiation of this Agreement or any Ancillary Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.23 is intended to or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of Fraud.

ARTICLE V
Covenants of the Parties

Section 5.1         Access. From the Execution Date until the earlier of (x) the date this Agreement is terminated pursuant to Section 7.1 and (y) the Closing Date, the Company shall, and shall cause its Subsidiaries to, grant to Parent and its Representatives reasonable access, during normal business hours and upon reasonable advance notice, to the properties, contracts, books and records, data and senior management of the Company and its Subsidiaries and, during such period, the Company shall, and shall cause its Subsidiaries to make available to Parent and its Representatives all information concerning the business, properties and personnel of the Company as Parent and its Representatives may reasonably request; provided, that (i) all requests for access shall be directed to Andrew Rowe (at the Company) or such other Person as the Company may designate in writing from time to time, (ii) such access shall not entitle Parent or its Representatives to operate equipment or to conduct sampling, testing or other invasive investigation of environmental media at any property or facility of the Company without the Company’s prior written consent in the Company’s sole discretion and (iii) nothing herein shall require the Company or its Subsidiaries to provide access to, or to disclose any information to, Parent and its Representatives or any other Person if such access or disclosure (A) would breach any obligations to any Third Party or obligation of confidentiality binding on the Company or any of its assets or properties; provided, however, that the Company shall use its commercially reasonable efforts to obtain any applicable waivers of confidentiality restrictions, (B) would be in violation of applicable Laws or regulations of any Governmental Authority, (C) would result in the waiver of attorney-client privilege or attorney work product or (D) would require the Company to provide non-financial commercially-sensitive information (e.g., customer lists). If the restrictions in clause (B), clause (C) or clause (D) of the preceding sentence apply, the Company shall use commercially reasonable efforts to cooperate in seeking to find a way to allow disclosure of such information to Parent and its Representatives (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not in the good faith belief of the Company (after consultation with counsel) reasonably be expected to result in the violation of any such Contract or Law or reasonably be expected to cause such privilege to be undermined with respect to such information or (2) could reasonably in the good faith belief of the Company (after consultation with counsel) be managed through the use of customary “clean‑room” arrangements pursuant to which nonemployee Representatives of Parent and its Representatives are provided access to such information; provided, further, that the Company shall (x) notify Parent and its Representatives that such disclosures are reasonably likely to violate any of the Company’s obligations under any such Contract or Law or are reasonably likely to cause such privilege to be undermined, and (y) communicate to Parent and its Representatives the facts giving rise to such notification (to the extent it is able to do so in accordance with this Section 5.1).

(a)         Parent and its Representatives’ investigation shall be conducted in a manner that minimizes interference with the operation of the Company’s assets and properties. The Company shall have the right to accompany Parent and its Representatives (including, for the avoidance of doubt, its Representatives) in connection with any physical inspection of the Company’s assets and properties.

(b)       Parent and its Representatives acknowledge that, pursuant to its right of access to the Company’s assets and properties, Parent and its Representatives will become privy to confidential and other information of the Company and its Affiliates and that such confidential information (which includes Parent and its Representatives’ conclusions with respect to its evaluations) shall be held confidential by Parent and its Representatives in accordance with the terms of the Confidentiality Agreement and Section 5.4 and any applicable privacy Laws regarding personal information. For the avoidance of doubt, the Company does not make any representation or warranty as to the accuracy of any information, if any, provided pursuant to this Section 5.1, and none of Parent and its Representatives nor any of its Affiliates or their Representatives, may rely on the accuracy of any such information, in each case, other than the express representations and warranties of the Company set forth in Article III as qualified by the Company Disclosure Schedules.

(c)           During all periods that Parent and its Representatives are on the assets or properties owned or leased by the Company or its Affiliates, Parent and its Representatives shall maintain, at Parent’s sole cost and expense, policies of insurance customary for such access and performance of such due diligence. Upon request by the Company, Parent and its Representatives shall provide evidence of such insurance to the Company prior to entering any of the properties.

(d)          In connection with the rights of access, examination and inspection granted to Parent and its Representatives under this Section 5.1, (I) PARENT AND ITS REPRESENTATIVES AND ITS SUBSIDIARIES WAIVE AND RELEASE ALL CLAIMS AGAINST THE COMPANY, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS AND OTHER REPRESENTATIVES ARISING IN ANY WAY THEREFROM OR IN ANY WAY CONNECTED THEREWITH AND (II) PARENT, ITS REPRESENTATIVES, AND ITS AND THEIR SUBSIDIARIES HEREBY AGREE TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE COMPANY, ITS AFFILIATES, AND EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS AND OTHER REPRESENTATIVES, AND THIRD PARTY OPERATORS FROM AND AGAINST ANY AND ALL DAMAGES ATTRIBUTABLE TO PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE, OR VIOLATION OF ANY OF THE FOREGOING PERSON’S RULES, REGULATIONS, OR OPERATING POLICIES, ARISING OUT OF, RESULTING FROM OR RELATING TO ANY FIELD VISIT OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY PARENT AND ITS REPRESENTATIVES WITH RESPECT TO THE COMPANY’S ASSETS AND PROPERTIES, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT, OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW BY THE COMPANY, ITS AFFILIATES, EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS AND OTHER REPRESENTATIVES OR THIRD PARTY OPERATORS, BUT SHALL EXCLUDE LIABILITIES CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE APPLICABLE INDEMNIFIED PERSON.

(e)           For purposes of this Section 5.1, Representatives of Parent shall include the Debt Financing Sources.

Section 5.2          Cooperation; Status Updates; Notification.

(a)         Cooperation and Efforts to Consummate the Transactions. Each of the Parties shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions reasonably necessary or advisable on their part under this Agreement and the Ancillary Agreements to consummate the Transactions, as promptly as reasonably practicable after the Execution Date, including obtaining all consents, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the transactions contemplated by this Agreement. The Company shall use its commercially reasonable efforts (and shall cause its Affiliates to use their commercially reasonable efforts) to (i) assist with the preparation of disclosure schedules, settlement statements, assignments and bills of sale, and any other closing deliverables required under the Rockies Agreement, and (ii) facilitate interviews by the Rockies Buyer of field-level employees of the Company or its Affiliates who work on the Rockies Assets at reasonable times and locations.  Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that, for purposes of Section 5.1 as it applies to the Rockies Assets, the Rockies Buyer and its Representatives shall be deemed to be Representatives of Parent.

(b)          Status Updates. Subject to applicable Laws and as required by any Governmental Authority, each Party shall keep the other Parties apprised of the status of matters relating to obtaining regulatory approval and the consummation of the Transactions, including promptly furnishing each Party with copies of material or substantive notices or other communications (or where no such copies are available, a reasonably detailed written description thereof) received by such Party or any of its Affiliates from any Governmental Authority with respect to the Transactions or from any other Person indicating any fact, event or circumstance that is reasonably likely to affect the consummation of the Transactions.

(c)          Notification. Until the Closing, (i) the Company shall notify Parent in writing, as promptly as reasonably practicable, of any event, occurrence, fact, condition or change of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 6.1 or Section 6.3 becoming incapable of being satisfied, and (ii) Parent shall notify the Company in writing, as promptly as reasonably practicable, of any event, occurrence, fact, condition or change of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 6.1 or Section 6.2 becoming incapable of being satisfied. Either Party’s obligations, actions, or inactions pursuant to this Section 5.2(c), in each case, in and of themselves, shall be deemed excluded for purposes of determining whether the conditions set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, has been satisfied.

Section 5.3          Governmental Filings and Approvals.

(a)           Exchange of Information. The Parties shall each, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors, members, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent or the Company or any of their respective Affiliates to any Governmental Authority in connection with the Transactions.

(b)          Filings. Each Party and each Party’s Affiliates shall prepare and submit, or cause to be prepared and submitted, to the applicable Governmental Authority, as promptly as reasonably practicable following the Execution Date, all necessary filings in connection with the Transactions that may be required for obtaining approvals from any Governmental Authorities under applicable Laws prior to the Closing Date. Without limiting the foregoing, each of the Company and Parent shall make its filing pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the Execution Date and no later than February 5, 2025. The Parties shall request or cause to be requested, and shall use their reasonable best efforts to obtain, expedited treatment of any such filings (including early termination of any applicable waiting periods under the HSR Act), promptly make any appropriate or necessary subsequent or supplemental filings, and cooperate with one another in the preparation of such filings in such manner as is reasonably necessary and appropriate.

(c)           Conduct of Interactions with Governmental Entities. The Parties agree to make an appropriate response to any inquiries from any Governmental Authority concerning the Transactions, including any inquiries from the DOJ, the FTC or the FCC concerning such filings with respect to the HSR Act, the Communications Act, and other applicable Laws, and to comply in all material respects with the filing requirements of the HSR Act and the Communications Act. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Parent or the Company, as the case may be, and any of their respective Affiliates, that appears in any substantive filing made with, or substantive written materials submitted to, any Governmental Authority in connection with the Transactions. Parent shall control the strategy for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Authority in connection with this Agreement and the Transactions after considering in good faith all comments and advice of the Company (and its counsel), and Parent shall take the lead in all meetings and communications with any Governmental Authority in connection with the foregoing. In exercising the foregoing rights, the Company and Parent shall act reasonably and as promptly as practicable. Neither the Company nor Parent shall permit any of its officers or any other Representatives or agents to participate in any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. For the avoidance of doubt, neither Parent or any of its Affiliates, on the one hand, nor the Company or any of its Affiliates, on the other hand, shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the prior written consent of the Company or Parent, respectively.

(d)          Efforts. In furtherance of and not in limitation of the covenants of the Parties contained in Section 5.2 and Section 5.3(a) through Section 5.3(c), each of the Parties hereto shall use (and cause its Subsidiaries and Affiliates to use) reasonable best efforts to take all actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations or approvals under applicable Antitrust Laws as promptly as practicable (and in any event prior to the Outside Date). If any objections are asserted with respect to the Transactions under any Antitrust Laws or if any proceeding is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the Transactions as prohibited by or violating any Antitrust Laws or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, Parent shall take any and all actions necessary, proper, or advisable (x) to contest and resist any such objections or suits, including to prevent the entry of any Order which would prohibit, make unlawful or delay the consummation of the Transactions, and (y) to have vacated, lifted, reversed or overturned as soon as practicable (but in any event prior to the Outside Date) any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the Transactions (including initiating and exhausting all appeals, and posting bonds in connection therewith). Without limiting the generality of the foregoing, Parent (including its Subsidiaries or Affiliates) shall be required to offer, propose, negotiate, agree to, commit to or effect, by consent decree, hold separate order, settlement, undertaking, stipulation or otherwise, (i) the sale, divestiture, license, transfer or other disposition of any and all of the share capital or other equity or voting Interest, assets (whether tangible or intangible), rights, products, properties or businesses of Parent or any of its Subsidiaries and Affiliates, and following the Closing, the Surviving Company and any of its Subsidiaries; (ii) the termination, amendment or assignment of existing relationships or contractual rights or obligations of Parent or any of its Subsidiaries and Affiliates, and following the Closing, the Surviving Company and any of its Subsidiaries; (iii) the change or modification of any course of conduct regarding future operations of Parent or any of its Subsidiaries and Affiliates, and following the Closing, the Surviving Company and any of its Subsidiaries; and (iv) any other restrictions on the activities of Parent or any of its Subsidiaries and Affiliates, and following the Closing, the Surviving Company and any of its Subsidiaries, with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or Interests therein, to the extent that the actions described in the foregoing clauses (i) through (iv) are necessary to satisfy the conditions to closing of this Agreement and consummate the Transactions as promptly as practicable (and in any event prior to the Outside Date); provided, that in no event shall the Company be required to take any action described in the foregoing clauses (i) through (iv) unless such action or actions are conditioned upon, and shall become effective only from and after, the Closing. Notwithstanding the foregoing, in no event shall any Party be required to take any action contemplated by this Section 5.3(d) that would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Transactions (including the Merger); provided, however, that for this purpose, Parent and its Subsidiaries, taken as a whole, after giving effect to the Transactions, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement.

(e)         Clear Skies. Parent shall not (and shall cause its respective Affiliates and Subsidiaries not to), directly or indirectly, acquire or agree to acquire, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in or by any other manner, any assets, business of any Person if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or purchase would reasonably be expected to (A) impose any material delay on the expiration or termination of any applicable waiting period or (B) materially delay or impede the consummation of the Transactions.

(f)          Filing Fees. Whether or not the Transactions are consummated, Parent shall be responsible for and shall pay one hundred percent (100%) of all fees and payments to any Governmental Authority (including filing fees) relating to any consent, clearance, registration, approval, Permit or authorization or expiration or termination of a waiting period relating to the Transactions pursuant to this Section 5.3.

Section 5.4          Confidentiality; Public Announcements.

(a)          The terms of the Confidentiality Agreement are hereby incorporated by reference, mutatis mutandis, and, notwithstanding anything contained in the Confidentiality Agreement to the contrary, shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. To the extent that the provisions of this Section 5.4 conflict with the provisions of the Confidentiality Agreement, the provisions of this Section 5.4 shall prevail and control to the extent of such conflict.

(b)          Notwithstanding anything to the contrary in the Confidentiality Agreement or this Section 5.4, but subject to Section 5.15, without the prior written consent of the other Parties, no Party shall issue any press release or make any announcement to the general public pertaining to this Agreement or the Transactions or otherwise disclose the existence of this Agreement and the Transactions to any Third Party, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with, of the applicable rules of, any securities exchange having jurisdiction over the Parties or their respective Affiliates (including in respect of Parent, the obligations under the UK Listing Rules or U.S. securities laws), in which case the Party proposing to issue such press release or make such public announcement or make such disclosure shall use commercially reasonable efforts to consult in good faith with the other Party before issuing any such press releases or making any such announcements or disclosures to the general public, (ii) that each Party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that is consistent with previous disclosures in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 5.4(b), (iii) in connection with the procurement of any necessary consents, approvals, clearances or payoff letters in connection with this Agreement and (iv) that each Party may disclose the terms of this Agreement to their respective current debt and equity investors, accountants, legal counsel and other Representatives as necessary in connection with the ordinary conduct of their respective businesses; provided, that such Persons agree to keep the terms of this Agreement strictly confidential. Notwithstanding the foregoing, (a) to the extent applicable, each Party and its direct and indirect equity holders and their respective Affiliates may disclose to their direct and indirect limited partners and members such information as is customarily provided to current or prospective limited partners in private equity funds or other similar financial investment funds and (b) Parent shall not be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Parent Acquisition Proposal and matters related thereto or a Parent Recommendation Change, other than as set forth in Section 5.15.

Section 5.5         Operation of the Company’s Business. Except (i) for the operations set forth on Section 5.5 of the Company Disclosure Schedules, (ii) as required in the event of an emergency to protect life, property or the environment, (iii) as may be required by Law, (iv) as expressly permitted or contemplated by this Agreement or any Ancillary Agreement or (v) as otherwise approved in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the Execution Date until the earlier of the Closing Date and termination of this Agreement pursuant to Article VII, the Company shall and shall cause each of its Subsidiaries to:

(a)          use commercially reasonable efforts to operate the Company and its Subsidiaries’ businesses and the Company Assets in the ordinary course in all material respects consistent with past practice and subject to the terms of this Agreement;

(b)         not propose, elect to participate in or consent to any operation reasonably anticipated by the Company and its Subsidiaries to require future capital expenditures that are, in the aggregate, greater than 110% of the aggregate amount of capital expenditures included in the Company’s capital expenditure budget set forth on Section 5.5(b) of the Company Disclosure Schedules for the applicable calendar quarter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(c)           not take any affirmative action to (i) terminate or materially amend any Leases, or (ii) terminate, materially amend, waive, materially modify, or extend any Company Material Contract or enter into any new contract that would constitute a Company Material Contract if executed prior to the Execution Date; in each case, other than (x) the extension of Leases with primary terms expiring prior to the Closing and (y) the execution or extension of Contracts in the ordinary course of business as are reasonably necessary, in the Company’s discretion as a reasonable and prudent operator, to continue operations in the ordinary course of business and execute on the capital expenditure budget set forth on Section 5.5(b) of the Company Disclosure Schedules;

(d)          maintain all material insurance policies in the amounts and of the types presently in force with respect to the Company Assets and the operations and activities of the Company and its Subsidiaries to the extent commercially reasonable in the Company and its Subsidiaries’ business judgment in light of prevailing conditions in the insurance market;

(e)          maintain the books, accounts and records of each of the Company and its Subsidiaries in the ordinary course of business consistent with past practice and in compliance with all applicable Laws and contractual obligations;

(f)        use commercially reasonable efforts to maintain all Material Permits, approvals, bonds and guaranties required to own and/or operate the Company Assets;

(g)         not transfer, sell, or otherwise dispose of any of the Company Assets except for (i) sales and dispositions of Hydrocarbons or equipment and materials made in the ordinary course of business consistent with past practice, (ii) other sales and dispositions of any Company Assets in the aggregate not exceeding $2,500,000, (iii) sales and dispositions set forth on Section 5.5(g) of the Company Disclosure Schedules and (iv) swaps of assets or property of up to $2,500,000 in the aggregate for all such swap transactions;

(h)          not enter into, commence, settle or compromise any litigation affecting the Company Assets or any of the Company or its Subsidiaries, other than settlements or compromises that do not exceed $350,000 individually or $2,500,000 in the aggregate;

(i)          not amend or otherwise change the Organizational Documents of any of the Company or its Subsidiaries;

(j)          not issue (including by conversion of convertible or exchangeable securities of the Company or any of its Subsidiaries), sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance (other than (i) pursuant to the Company Credit Agreement or the Indenture, (ii) other Permitted Encumbrances or (iii) pursuant to the terms of Company TVUs outstanding as of the date hereof) any of the Company Assets or any Company Common Units or Interests in the Subsidiaries of the Company, or any options, warrants, convertible securities of any of the Company’s Subsidiaries or other rights of any kind to acquire any such Company Common Units or Interests in the Subsidiaries of the Company;

(k)          not (i) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Company Common Units or Interests of any Subsidiary of the Company (other than repurchases pursuant to the terms of Company Restricted Units and Company TVUs outstanding as of the date hereof), (ii) make any other change with respect to the Company’s or its Subsidiaries’ capital structure, or (iii) make, declare, set aside or pay any dividend on, or other distribution (whether in cash, stock or property) in respect of, any Company Common Unit or Interests in any Subsidiary of the Company (other than (A) any dividend or distribution from a wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company and (B) as set forth on Section 5.5(k) of the Company Disclosure Schedules) or otherwise permit any Leakage to occur;

(l)          not acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement other than (i) transactions solely between the Company and a wholly owned Subsidiary of the Company (or solely among wholly owned Subsidiaries of the Company), (ii) acquisitions as to which the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such acquisitions would not exceed $2,500,000 or (iii) any acquisitions of assets that are in the ordinary course of business and contemplated by the Company’s capital expenditure budget set forth on Section 5.5 of the Company Disclosure Schedules;

(m)        not adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(n)          not (x) incur any debt for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the debt obligations of any Person, except for (i) borrowings made under the Company Credit Agreement, (ii) debt for borrowed money incurred by the Company or any of its Subsidiaries that is owed to any wholly owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or any wholly owned Subsidiary of the Company, (iii) guarantees by the Company or its Subsidiaries of debt for borrowed money of any wholly owned Subsidiary of the Company permitted to be incurred pursuant to this clause (n), (iv) guarantees by any Subsidiary of the Company of debt for borrowed money of the Company or any other wholly owned Subsidiary of the Company permitted to be incurred pursuant to this clause (n), (v) obligations incurred in the ordinary course of business under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of the Company under GAAP and (vi) other debt for borrowed money, guarantees or endorsements in an amount not to exceed $1,000,000 in the aggregate and (y) materially amend or materially modify the Company Credit Agreement or increase the borrowing base;

(o)          not make, compromise or forgive any loans, advances, or capital contributions to any other Person, other than as between the Company or its Subsidiaries;

(p)          not sell, assign, license, transfer, abandon or permit to lapse any Intellectual Property Rights owned by any of the Company or its Subsidiaries, other than non-exclusive licenses of Intellectual Property Rights granted by any of the Company or its Subsidiaries to customers in the ordinary course of business;

(q)          not make any change in any method of accounting or accounting practice or policy, except as required by GAAP or applicable Laws (or as required to conform to any changes in statutory or regulatory accounting rules (including GAAP or regulatory requirements with respect thereto));

(r)          not (i) make, change or revoke any material Tax election (including any election to change the tax classification of any of the Company or its Subsidiaries for U.S. federal income Tax purposes), (ii) change any annual Tax accounting period, (iii) change any material method of accounting for Tax purposes, (iv) file any amendment to a material Tax Return, (v) settle, concede, or compromise any material liability or assessment related to Taxes or (vi) enter into any voluntary disclosure agreement or program with any Governmental Authority with respect to Taxes; provided, however, that nothing in this Section 5.5(r) (other than the prohibition on any election to change the tax classification of any of the Company or its Subsidiaries) shall prohibit any action in respect of a Pass-Through Tax Return if such action would not reasonably be expected to materially increase the liability for Taxes of any of the Company, any Subsidiary of the Company, Parent, or any Affiliate of Parent;

(s)           except as required by applicable Law, not (i) negotiate, materially modify, extend, or enter into any Labor Agreement or (ii) recognize or certify any labor union, labor organization or works council as the bargaining representative for any employees of the Company or its Subsidiaries;

(t)           not implement or announce any employee layoffs, plant closings, or furloughs or other such actions that would reasonably be expected to trigger the WARN Act;

(u)          not hire, engage, or terminate (without cause), furlough, or temporarily layoff any Service Provider with annual base compensation in excess of $150,000;

(v)          not waive or release any otherwise enforceable noncompetition, nonsolicitation, nondisclosure, or noninterference, obligation of any current or former employee or independent contractor;

(w)        not unwind or otherwise modify existing hedges or enter into any derivative transactions (including hedges) except on the terms set forth in Section 5.5(w) of the Company Disclosure Schedules or as required pursuant to the terms of the Company Credit Agreement or the Indenture;

(x)          except as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date hereof, not (i) increase or promise to increase the compensation or benefits of any of its current or former Service Providers other than increases in the ordinary course of business and consistent with past practice for employees below the Director level, (ii) enter into or adopt any new employment, consulting, or severance agreement or arrangement with, or grant or agree to pay any severance or termination pay, change of control, transaction, retention or similar payment, or any bonus or incentive compensation (whether cash or equity-based) to, any current or former Service Provider, (iii) adopt, establish, commence participation in, or enter into any Company Benefit Plan or materially modify or materially amend or terminate any Company Benefit Plan, in each case, including any benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof, or (iv) accelerate or agree to accelerate the timing, vesting or payment of any material compensation or benefit payable to any current or former Service Provider;

(y)        not accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses or otherwise materially reduce Cash, except in the ordinary course of business consistent with past practice; and

(z)          not enter into an agreement or commitment that would cause the Company or its Subsidiaries to violate any of the foregoing covenants in this Section 5.5.

Requests for approval of any action restricted by this Section 5.5 shall be delivered to either of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of Parent; provided, that such approval shall not be unreasonably withheld, conditioned or delayed:

Bradley G. Gray	Benjamin M. Sullivan
Email: ***	Email: ***

Parent’s approval of any action restricted by this Section 5.5 shall be considered granted within ten (10) days after the Company’s notice to Parent requesting such consent unless Parent notifies the Company to the contrary during that period. Notwithstanding anything to the contrary in this Agreement, in the event of an emergency, the Company (or the Company’s applicable Subsidiary) may take such action as a prudent owner or operator would take and shall notify Parent of such action as promptly as reasonably practicable thereafter. In cases in which neither the Company nor any of its Subsidiaries is the operator of any portion of the Company Assets, to the extent that the actions described in this Section 5.5 may only be taken by (or are the primary responsibility of) the operator of such Company Assets, the provisions of this Section 5.5 shall be construed to require only that the Company use, or cause its Subsidiaries to use, as applicable, commercially reasonable efforts to cause the operator(s) of such Company Assets to take such actions within the constraints of the applicable operating agreements and other applicable agreements.

Section 5.6         Operation of Parent’s Business. Except (i) as set forth on Section 5.6 of the Parent Disclosure Schedules, (ii) as required in the event of an emergency to protect life, property or the environment, (iii) as may be required by Law, (iv) as expressly permitted or contemplated by this Agreement or any Ancillary Agreement or (v) as otherwise approved in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the Execution Date until the earlier of the Closing Date and termination of this Agreement pursuant to Article VII, Parent shall and shall cause each of its applicable Subsidiaries that it Controls to (and Parent shall, to the extent permitted by the Organizational Documents of the Non-Controlled Parent Subsidiaries, use its commercially reasonable efforts to cause the Non-Controlled Parent Subsidiaries to):

(a)         use commercially reasonable efforts to operate each of Parent and its Subsidiaries’ businesses in the ordinary course in all material respects consistent with past practice and subject to the terms of this Agreement;

(b)        maintain the books, accounts and records of each of Parent and its Subsidiaries in all material respects in the ordinary course of business consistent with past practice and in compliance with all applicable Laws and contractual obligations;

(c)         maintain all material insurance policies in the amounts and of the types presently in force with respect to the operations and activities of the Parent and its Subsidiaries to the extent commercially reasonable in the Parent and its Subsidiaries’ business judgment in light of prevailing conditions in the insurance market;

(d)          use commercially reasonable efforts to maintain all Material Permits, approvals, bonds and guaranties materially required to own and/or operate Parent’s business;

(e)        notify the Company of any material Actions filed with any Governmental Authority or threatened in writing against any of Parent and its Subsidiaries with respect to any of Parent or its Subsidiaries or the Transactions;

(f)           not amend or otherwise change the Organizational Documents of Parent (other than in an immaterial manner);

(g)          not issue (including by conversion of convertible or exchangeable securities of Parent or any of its Subsidiaries), sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance any of the Parent Common Stock, or any options, warrants, convertible securities of any of Parent’s Subsidiaries or other rights of any kind to acquire any such Parent Common Stock;

(h)          not reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Parent Common Stock, or make any other change with respect to Parent’s capital structure, or implement any share capital reduction relating to the Parent Common Stock;

(i)          not acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any exclusive dealing, material noncompetition or similar contract or arrangement other than (i) transactions solely between Parent and a wholly owned Subsidiary of Parent (or solely among wholly owned Subsidiaries of Parent), (ii) acquisitions as to which the aggregate amount of the consideration paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $10,000,000 or (iii) any acquisitions of assets that are in the ordinary course of business;

(j)          not make, declare, set aside or pay any dividend on, or other distribution (whether in cash, stock or property) in respect of, any Parent Common Stock or Interests in any Subsidiary of Parent (other than (A) quarterly dividends, not to exceed $0.29 per share of Parent Common Stock, made in the ordinary course of business and consistent with past practice and (B) any dividend or distribution (1) from a wholly owned Subsidiary of Parent to Parent or to any other wholly owned Subsidiary of Parent) or (2) as may be required by the Organizational Documents of any Non-Controlled Parent Subsidiary;

(k)          not incur any debt for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the debt obligations of any Person, except for (i) borrowings made under the Parent Credit Agreement, (ii) debt for borrowed money incurred by Parent or any of its Subsidiaries that is owed to any wholly owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or any wholly owned Subsidiary of Parent, (iii) guarantees by Parent or its Subsidiaries of debt for borrowed money of any wholly owned Subsidiary of Parent, (iv) guarantees by any Subsidiary of Parent of debt for borrowed money of Parent or any other wholly owned Subsidiary of Parent, (v) debt and related guarantees incurred to finance any acquisitions permitted by Section 5.6(i), (vi) obligations incurred in the ordinary course of business under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of Parent under UK IFRS, (vii) other debt for borrowed money, guarantees or endorsements in an amount not to exceed $15,000,000 in the aggregate, and (viii) debt and related guarantees incurred to replace, renew, extend, refinance or refund any existing indebtedness;

(l)          not adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization; and

(m)          not enter into an agreement or commitment that would cause Parent or its Subsidiaries to violate any of the foregoing covenants in this Section 5.6.

Requests for approval of any action restricted by this Section 5.6 shall be delivered to either of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of the Company; provided that such approval shall not be unreasonably withheld, conditioned or delayed:

Rick Gideon	Roy Mitchell
Email: ***	Email: ***

John M. Brawley
Email: ***

Company’s approval of any action restricted by this Section 5.6 shall be considered granted within ten (10) days after Parent’s notice to Company requesting such consent unless Company notifies Parent to the contrary during that period. Notwithstanding anything to the contrary in this Agreement, in the event of an emergency, Parent (or Parent’s applicable Subsidiary) may take such action as a prudent owner or operator would take and shall notify the Company of such action as promptly as reasonably practicable thereafter.

Section 5.7          Employee Matters.

(a)          Parent agrees to provide, or cause to be provided, the employees of the Company and its Subsidiaries as of the Effective Time who continue their employment with Parent and its Subsidiaries immediately following the Closing (the “Continuing Employees”), in each case, who experience a qualifying termination of employment by the Company and its Subsidiaries or Parent or its Affiliates, as applicable, during the period beginning at the Effective Time and ending one (1) year following the Effective Time with severance payments and benefits pursuant to the Company’s Severance Pay Plan for Core Workforce Employees, effective as of January 1, 2021. For the period beginning at the Effective Time and ending one (1) year following the Effective Time (or any shorter period of continued employment), Parent agrees to provide, or shall cause to be provided, each Continuing Employee with (i) a base salary and hourly wage rate, as applicable, and cash incentive opportunities that are no less favorable than the base salary, hourly wage rate, and cash incentive bonus opportunities provided to similarly situated employees of Parent and its Affiliates and (ii) employee benefits (excluding any defined benefit pension, post-employment or retiree welfare benefits, nonqualified deferred compensation, retention, change in control, or transaction-based, equity-based and other long-term cash incentive compensation opportunities or benefits) that are substantially comparable, in the aggregate, to the benefits provided to similarly situated employees of Parent and its Affiliates. Nothing herein shall be deemed to be a guarantee of employment for any Continuing Employee, or to restrict the right of Parent or any of its Affiliates to terminate the employment of any such employee.

(b)          For purposes of eligibility to participate, vesting and calculation of vacation or severance benefit entitlements (but not for purposes of defined benefit pension accrual, post‑employment retiree welfare benefits and equity-based and other long-term cash incentive compensation opportunities or benefits) with respect to the employee benefit and compensation plans, programs, arrangements and policies maintained by Parent or its Affiliates providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), each Continuing Employee’s years of service with the Company and any of its Subsidiaries (or any predecessor employer to the extent service with such predecessor employer is recognized by the Company and its Subsidiaries as of the date of this Agreement) prior to the Effective Time shall be treated as service with Parent or its Affiliates; provided, however, that such service need not be recognized to the extent (i) that such recognition would result in any duplication of benefits for the same period of service or (ii) that such service is not recognized by the Company, its Subsidiaries or their respective Affiliates, as applicable, under any analogous Company Benefit Plan in which the Continuing Employee was eligible to participate prior to the Effective Time.

(c)         Parent and its Affiliates shall use commercially reasonable efforts to (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan replaces coverage under an analogous Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (collectively, the “Old Plans”), (ii) waive all pre-existing condition exclusions and actively-at-work requirements and similar limitations under any New Plans, to the extent waived or satisfied by a Continuing Employee under an analogous Company Benefit Plan as of the Effective Time, and (iii) cause all eligible expenses incurred by such Continuing Employee (and their eligible dependents) during the portion of the plan year of the Old Plan ending on the date of such Continuing Employee’s participation in the analogous New Plan to be credited under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee (and their eligible dependents) for the applicable plan year as if the amount had been incurred under such New Plan.

(d)         With respect to any Company Benefit Plan that is a cash bonus, commission, or other cash incentive plan or program, whether short-term or long-term (excluding any Incentive Units, Company TVUs or other Company Benefit Plans set forth on Section 5.7(d) of the Company Disclosure Schedules) (each, an “Incentive Plan”), and notwithstanding the terms of such Incentive Plan, the Company shall, as of a date that is at least one (1) full Business Day prior to the Closing Date (the “Payment Date”), provide, or cause to be provided, to each Service Provider who is a participant in such Incentive Plan (each an “Incentive Plan Participant”) who remains employed with the Company through such Payment Date, a payment equal to a pro-rated portion of the incentive earned with respect to the portion of such year worked by the Incentive Plan Participant prior to the Closing, based upon actual corporate performance through immediately prior to the Payment Date, as determined by the Company in good faith and consistent with past practice prior to the Effective Time. Such payments shall fully discharge all Company obligations under the Incentive Plans, which shall be of no further force and effect following the Closing. In no event shall payment of any amounts under the Incentive Plans pursuant to this Section 5.7(d) result in the duplication of payments to any Incentive Plan Participant under any other incentive, severance or other similar arrangement. The Company acknowledges and agrees that, with respect to any Incentive Plan with a performance period that ended on or prior to December 31, 2024, all earned amounts under such Incentive Plans will have been paid by the Company or its applicable Subsidiary prior to the Closing.

(e)         Unless the Company is otherwise notified by Parent no fewer than ten (10) days prior to the Closing Date, the Company or its applicable Subsidiary, shall, adopt resolutions (with such resolutions subject to Parent’s advance review and comment, which shall not be unreasonably withheld), effective at least one (1) day prior to the Closing Date (but contingent on the occurrence of the Closing), which such resolutions shall: (i) terminate any Company Benefit Plan intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Company 401(k) Plan”); and (ii) one hundred percent (100%) vest all participants under the Company 401(k) Plan. Parent shall cause each employee who is a participant in the Company 401(k) Plan on the Closing Date to be allowed to participate as soon as administratively practicable (and in no event later than 90 days) following the Closing Date in a 401(k) plan sponsored by Parent (or an Affiliate thereof), to be credited for all purposes under such 401(k) plan for all service credited to such participant under the Company 401(k) Plan, and to permit any such employee to be eligible to make rollover contributions to such 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code). The Surviving Company shall be solely responsible for any costs associated with the termination of the Company 401(k) Plan and shall make a contribution to the account of each participant under the Company 401(k) Plan to reimburse any lost value as a result of any market value adjustment; provided, however, that the aggregate amount of such contributions shall not exceed $50,000. In the event that the aggregate amount of any market value adjustment exceeds $50,000, Parent and the Company will cooperate to address any additional lost value in a mutually acceptable manner.

(f)           No provision in this Section 5.7(f) or otherwise in this Agreement, whether express or implied, will (i) create any Third Party beneficiary or other rights in any current or former employee or other service provider of Parent, the Company or any of their respective Affiliates (including any beneficiary or dependent thereof) or any other Person; (ii) create any rights to continued employment or service with Parent, the Company or any of their respective Affiliates, or in any way limit the ability of the Company, its Subsidiaries, Parent or any of their respective Affiliates to terminate the employment of any individual at any time and for any reason; (iii) constitute or be deemed to constitute an establishment, termination, modification or amendment of any benefit or compensation plan, program, policy, agreement or arrangement sponsored or maintained by Parent, the Company and its Subsidiaries or any of their respective Affiliates; or (iv) subject to compliance with the other provisions in Section 5.7 limit or restrict the right of Parent or its Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or Benefit Plan of Parent following the Effective Time.

Section 5.8          Company Indemnified Parties.

(a)          Parent shall not, and shall cause each of the Surviving Company and its Subsidiaries not to, amend, repeal or otherwise modify the Organizational Documents of Surviving Company or any of its Subsidiaries or manage the Surviving Company or any of its Subsidiaries in any manner that would reasonably be expected to adversely affect the rights thereunder of individuals who at and at any time prior to the Closing served as a director, officer or manager of the Company or any of its Subsidiaries or who, at the request of the Company or any of its Subsidiaries, served as a director, officer or manager of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such Person’s heirs, executors or administrators, the “Company Indemnified Parties”). Parent acknowledges that (i) each Company Indemnified Party is entitled to indemnification, expense reimbursement and exculpation subject to applicable Laws and to the extent provided in the Organizational Documents of the Company and its Subsidiaries in effect as of the Execution Date (“D&O Provisions”), (ii) such D&O Provisions are rights of contract and (iii) no amendment or modification to any such D&O Provisions shall affect in any manner the Company Indemnified Parties’ rights, or the obligations of the Surviving Company and its Subsidiaries, as applicable, with respect to claims arising from facts or events that occurred on or before the Closing. If Parent or the Surviving Company or any of its Subsidiaries or any of their respective successor or assigns (i) consolidates with or merges into another Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each case, to the extent not assumed by operation of law, Parent shall use commercially reasonable efforts to make proper provision so that the successors and assigns of Parent or the Surviving Company or any of its Subsidiaries, as the case may be, shall assume the applicable obligations set forth in this Section 5.8(a).

(b)          At or prior to the Closing Date, at the Company’s option, the Company shall, or, if the Company does not, Parent shall cause the Surviving Company, as of the Effective Time to, obtain and fully pay the aggregate premium for, and Parent shall maintain in effect for a period of six (6) years from and after the Closing, (i) a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company or its Affiliates for the benefit of the Company and its Subsidiaries, as applicable, with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by the Company’s current policy and (ii) “run‑off” coverage as provided by the Company’s fiduciary and employee benefit policies, in each case, covering those Persons who are covered prior to the Closing Date by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies (collectively, the “Tail Policy”); provided, however, that (x) the Company shall use its reasonable best efforts to minimize the cost of obtaining such Tail Policy and (y) the Company or the Surviving Company, as applicable, shall not pay, in the aggregate, in excess of three hundred percent (300%) of the last annual premium paid by the Company or its Affiliates prior to the date of this Agreement in respect of the coverage contemplated by the Tail Policy.

(c)          For a period of six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, indemnify and hold harmless each Company Indemnified Party against any costs or expenses (including reasonable and reasonably documented attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the fact that such person is or was a director, officer or manager of the Company, any of the Company’s Subsidiaries or any of their respective predecessors or, while serving as a director, officer or manager, and pertaining to matters existing or occurring or actions or omissions taken at or prior to the Effective Time, including with respect to this Agreement, any Ancillary Agreement and the Transactions, in each case, to the fullest extent permitted by the Organizational Documents of the Company and its Subsidiaries in effect as of the date hereof, and the Surviving Company shall, and Parent shall cause the Surviving Company to, also advance reasonable and reasonably documented expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by the Organizational Documents of the Company and its Subsidiaries in effect as of the date hereof; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and non-appealable judicial determination that such Company Indemnified Party is not entitled to indemnification under this Section 5.8 or otherwise. The Surviving Company shall not, and Parent shall cause the Surviving Company not to, without the prior written consent of the applicable Company Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), settle, compromise or consent to the entry of any judgment in any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, for which such Company Indemnified Party would reasonably be expected to be entitled to and sought indemnification hereunder, unless such settlement, compromise or consent (i) does not require such Company Indemnified Party to perform any covenant or refrain from engaging in any activity and (ii) does not include any statement as to, or an admission of, fault, violation, culpability, malfeasance or nonfeasance by, or on behalf of, such Company Indemnified Party. The Surviving Company shall provide the applicable Company Indemnified Party with the opportunity (at the Company Indemnified Party’s expense) to reasonably participate in (but not control) the defense of any matter for which such Company Indemnified Party would reasonably be expected to be entitled to and sought indemnification hereunder. Parent’s and the Surviving Company’s obligations under this Section 5.8(c) shall continue in full force and effect for the period beginning upon the Effective Time and ending six (6) years from the Effective Time; provided, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, asserted or made within such period shall continue until the final disposition of such claim, action, suit, proceeding or investigation.

(d)          The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Organizational Documents of the Company or any of its Subsidiaries, by Contract or otherwise. Notwithstanding anything in this Agreement to the contrary, following the Effective Time, no Party shall amend, or seek to amend, this Section 5.8 (except to the extent such amendment permits the Company to provide broader indemnification rights on a retroactive basis to the Company Indemnified Parties).

Section 5.9          Company Financing Assistance.

(a)          Following the date of this Agreement and prior to the Effective Time, the Company shall, and shall use reasonable best efforts to cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide to Parent such reasonable and customary cooperation in connection with any financing by Parent or any of its Subsidiaries in connection with any Parent Financing, which shall be limited to the following: (i) cooperating with the marketing efforts of Parent, the Debt Financing Sources and any underwriters or initial purchasers in connection with the Parent Financing, including participating in a reasonable number of meetings, teleconferences, presentations, due diligence sessions, drafting sessions and sessions with rating agencies, in each case at mutually agreeable times and locations and upon reasonable notice, (ii) assisting with the preparation of, and providing information for inclusion into, customary offering and syndication documents and materials, including rating agency presentations, bank information memoranda, lender presentations, registration statements, prospectuses, offering memoranda and similar documents required in connection with the Parent Financing (which shall not include pro forma financial information), (iii) to the extent required to obtain the Parent Financing, furnishing Parent and its Debt Financing Sources and the underwriters or initial purchasers in connection with the Parent Financing with customary financial information and disclosure relating to the Company, including the Required Information, (iv) providing Parent and its auditors and reserve engineers and the Company’s auditors and reserve engineers reasonable access during normal business hours at mutually agreeable times to the books, records, information and documents related to the Company and its Subsidiaries that are reasonably required by Parent and its auditors and reserve engineers in order to prepare, audit and/or review any financial or reserves information required in connection the Parent Financing, (v) using commercially reasonable efforts to deliver one or more customary representation letters from the Company to its or Parent’s auditors and/or reserve engineers that are reasonably required to allow the Company’s or Parent’s auditors and/or reserve engineers, as applicable, to complete and audit or review of any such financial or reserves information, (vi) using commercially reasonable efforts to cause, at Parent’s sole cost and expense, the Company’s auditors and/or reserve engineers, as applicable, that conducted any audit of such financial or reserves information to (x) consent to the use of such auditor’s or reserve engineer’s report, and to be named as an expert or as having prepared such report, in any SEC filing or offering memorandum or similar document referred to above and (y) provide customary “comfort letters” to any underwriter or initial purchaser in a Parent Financing by Parent, (vii) reasonably assist in providing information required in connection with correspondence with or submissions to the staff of the SEC in connection with the filing of the Required Information, (viii) at the Company’s option, taking or appointing a representative of Parent to take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing, (ix) furnishing Parent and its lenders or other Debt Financing Sources promptly (and in any event at least five (5) Business Days prior to the Closing Date) with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the PATRIOT Act, and requested by the Debt Financing Sources in writing at least ten (10) Business Days prior to the Closing Date and (x) providing reasonable assistance in connection with the novation or other assumption of the Company’s and its Subsidiaries’ hedge agreements as requested by Parent.

(b)          Following the date Parent files with the SEC its Annual Report on Form 20-F for the year ended after December 31, 2024 and prior to the Effective Time, the Company shall, and shall use commercially reasonable efforts to cause its Subsidiaries and their respective Representatives to, use commercially reasonable efforts to deliver to Parent, if requested by Parent in connection with any Parent Financing, true and complete copies of the audited balance sheet of the Company and its Subsidiaries as of December 31, 2024 and audited income statement, statement of cash flows and members’ equity of the Company and its Subsidiaries for the fiscal year ended December 31, 2024 (the “2024 Required Information”); provided that it is understood and agreed that the 2024 Required Information shall not be required to be delivered prior to March 15, 2025. Such 2024 Required Information shall be prepared based on books and records of the Company in accordance with GAAP consistently applied by the Company and present fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries as of the date and for the period indicated therein, except as disclosed therein.

(c)          Notwithstanding anything in this Section 5.9 to the contrary, in fulfilling its obligations pursuant to this Section 5.9, (i) none of the Company, its Subsidiaries or its Representatives shall be required to (u) take any action that would conflict with, violate or result in a breach of or default under its Organizational Documents or any material Contract or Law to which it or its property is bound (including any action to the extent it could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement), (v) create, provide, update or have audited or reviewed any financial (or other) information other than the Required Information and the 2024 Required Information, (w) provide access to or disclose information that the Company reasonably determines would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, any of the Company, its Subsidiaries or its Representatives, (x) pay any commitment or other fee, provide any security or incur any other liability in connection with any financing (including any Parent Financing) prior to the Effective Time, (y) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing or (z) give any indemnities that are effective prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable costs incurred by the Company or any of its Subsidiaries in connection with such cooperation (including fees and expenses of third-party advisors, counsel (which may include local counsel in each relevant jurisdiction), investment banks and other Representatives).

(d)          Parent shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (including any Parent Financing). In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any financing (including any Parent Financing) will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time.

(e)        Except as otherwise set forth in Section 5.9(a), nothing in this Section 5.9 will require the Company, its Subsidiaries or their respective Representatives to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any financing (including any Parent Financing), or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any financing is obtained or pledge any collateral with respect to any financing (including any Parent Financing) prior to the Closing. Nothing in this Section 5.9 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.9 that could reasonably be expected to result in personal liability to such officer or Representative; or (B) the board of directors of the Company to approve any financing or Contracts related thereto prior to the Effective Time. The Company and its Subsidiaries and its Representatives shall not be required to deliver any legal opinions or solvency certificates prior to the Closing.

(f)          Parent acknowledges and agrees that obtaining any financing is not a condition to its obligations under this Agreement. If any financing has not been obtained, Parent shall continue to be obligated, until such time as the Agreement is terminated in accordance with Article VII and subject to the waiver or fulfillment of the conditions set forth in Section 6.1 and Section 6.3, to complete the Transactions.

Section 5.10          Financing Covenants of Parent and Merger Sub.

(a)           Prior to the Closing, Parent or Merger Sub shall (i) use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing described in the Debt Commitment Letter on the terms and conditions described in the Debt Commitment Letter as promptly as practicable, including by (A) maintaining in full force and effect the Debt Commitment Letter (provided, that the Debt Commitment Letter may be amended, supplemented, modified and replaced as permitted herein, including, by virtue of the “flex” provisions contained in any related fee letter), (B) negotiating definitive agreements with respect to the Debt Financing on the terms contained in the Debt Commitment Letter which terms shall not in any respect expand on the conditions to the funding of the Debt Financing at the Closing or reduce the aggregate amount of the Debt Financing available to be funded on the Closing Date below the Required Financing Amount (the “Financing Agreements”) and (C) satisfying on a timely basis all conditions and covenants applicable to Parent or Merger Sub in the Debt Commitment Letter and such Financing Agreements that are to be satisfied by Parent or Merger Sub at or prior to the Closing and to consummate the Debt Financing thereunder at or prior to Closing, and (ii) comply with its obligations under the Debt Commitment Letter and the Financing Agreements. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the Debt Financing. Parent shall promptly provide the Company with copies of any Financing Agreements and such other information and documentation regarding the Debt Financing as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities and shall promptly (and, in any event, within two (2) Business Days) deliver to Parent copies of any amendment, modification, supplement, waiver or replacement of the Debt Commitment Letter.

(b)          In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent and Merger Sub shall (i) promptly (and, in any event, within one (1) Business Day) notify the Company of such unavailability and the reason therefor, and (ii) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Debt Financing and Other Sources that is available, to consummate the Transactions and to pay all related fees and expenses (“Alternative Financing”) from the same or other sources and which do not include any terms or conditions that (A) are less favorable to the Company and its Subsidiaries than the conditions and terms contained in the Debt Commitment Letter as of the date of this Agreement or (B) could reasonably be expected to affect the availability of the Debt Financing or to prevent or delay the Closing, and when obtained, to promptly (but, in any event, within one (1) Business Day) provide the Company with a copy of, a replacement financing commitment that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”). If applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing,” any reference to “Debt Commitment Letter” shall include the “Alternative Financing Commitment Letter” and any references to “Financing Agreements” shall include the definitive documentation relating to any such Alternative Financing.

(c)          Parent shall promptly (and, in any event, within two (2) Business Days) notify the Company in writing (i) of any actual breach or default (or any event or circumstance that, with or without notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any other party to the Debt Commitment Letter or Financing Agreement, (ii) of the receipt by Parent or any of its Affiliates or Representatives of any notice or other communication from any Debt Financing Source, any lender or any other Person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Financing Agreement or any provision of the Debt Financing contemplated pursuant to the Debt Commitment Letter or Financing Agreements (including any proposal by any Debt Financing Source, or lender or other Person to withdraw, terminate or make a material change in the terms or the conditions of (including the amount of Debt Financing contemplated by) the Debt Commitment Letter), or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Financing Agreement, (iii) if for any reason Parent believes in good faith that there is a material possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the Financing Agreements and (iv) of the termination or expiration of the Debt Commitment Letter or any Financing Agreement, in each case, that would result in, or is a result of, a Restricted Commitment Letter Amendment (as defined below). As soon as reasonably practicable, but in any event within two (2) Business Days after the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in this Section 5.10(c).

(d)          Parent shall not permit or consent to (i) any amendment, replacement, supplement or modification to be made to any Debt Commitment Letter if such amendment, replacement, supplement or modification would (A) expand the existing conditions precedent or impose new conditions precedent to the funding of the Debt Financing from those set forth in such Debt Commitment Letter on the date hereof, (B) change the timing of the funding of the Debt Financing thereunder or reasonably be expected to impair, delay or prevent the availability of all or a portion of the Debt Financing or the consummation of the Transactions, (C) reduce the aggregate cash amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing), (D) adversely affect the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter, (E) otherwise could reasonably be expected to adversely affect the ability of Parent to consummate the Transactions or the timing of the Closing, or (F) otherwise be adverse to the interests of the Company and its Subsidiaries in any material respect (collectively, the “Restricted Commitment Letter Amendments”) (provided, that for the avoidance of doubt, subject to the limitations set forth in this Section 5.10(d), Parent may amend the Debt Commitment Letter to add lenders, lead arrangers, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof (but not to make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment), (ii) any waiver of any provision or remedy available to Parent under the Debt Commitment Letter or (iii) early termination of the Debt Commitment Letter; provided, that for the avoidance of doubt, the termination of, or reduction of commitments under, the Debt Commitment Letter pursuant to the terms thereof (including any amendment, modification, supplement or agreement to reflect such termination or reduction) as a result of the consummation of Alternative Financing transactions generating net cash proceeds sufficient, when taken together with the Other Sources (including any remaining commitments under the Debt Commitment Letter), to pay the Required Financing Amount, shall not constitute a Restricted Commitment Letter Amendment or otherwise be prohibited under this Section 5.10(d). For all purposes of this Agreement, references to the “Debt Commitment Letter” shall include such document as permitted or required by this Section 5.10(d) to be amended, modified or waived, in each case from and after such amendment, modification, supplement or waiver.

Section 5.11        Bonds, Letters of Credit and Guarantees. Subject to the last sentence of this Section 5.11, the Parties acknowledge and agree that the Company and the Subsidiaries of the Company have the right effective as of the Closing Date to maintain, terminate or replace any of the bonds, letters of credit and guarantees provided by them or their Affiliates listed on Section 5.11 of the Company Disclosure Schedules, and Parent (or the Surviving Company), at Parent’s and its Affiliates’ sole cost and expense, shall obtain, and deliver evidence thereof to the Company at Closing, all bonds, letters of credit or guarantees that are required for Parent (or the Surviving Company) to own, and with respect to the Company Assets currently operated by the Company or its Subsidiaries, operate such Company Assets (collectively the “Support Obligation”). To the extent any of the Support Obligations have not been obtained at Closing, from and after the Closing until all of the Support Obligations have been so obtained, Parent shall indemnify the Company Indemnified Parties from and against any Losses actually incurred by any of them arising out of or with respect to any of the Support Obligations.

Section 5.12       Form F-3. Prior to the Closing, Parent shall use its reasonable best efforts to (a) become eligible to register all of the Parent Common Stock issued to the Company Unitholders pursuant to the terms of this Agreement for resale by the Company Unitholders under a registration statement on Form F-3 promulgated under the Securities Act and (b) not take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent to be ineligible to file a registration statement on Form F-3 promulgated under the Securities Act (or any successor form) after January 1, 2025 in accordance with the Registration Rights Agreement. Parent shall use its commercially reasonable efforts to cause any registration statement to be filed with the SEC pursuant to the Registration Rights Agreement to be declared effective in accordance therewith.

Section 5.13          Preparation of Parent Circular and Parent Prospectus.

(a)          As promptly as practicable following the date hereof, Parent shall, subject to receipt of all information requested by the Parent from the Company pursuant to Section 5.13(c), prepare and publish the Parent Circular and the Parent Prospectus, and shall procure (so far as it has the power to do so) that subject to Section 5.15(b) and Section 5.15(c), the Parent Circular includes the Parent Recommendation and confirmation that the board of directors of Parent intends to vote in favor of the Share Issuance in respect of their own beneficial holdings of Parent Common Stock, to holders of Parent Common Stock, and convene, hold and transact the relevant business at the Parent Shareholders Meeting as promptly as practicable, except (i) as otherwise agreed with the Company in writing, or (ii) where the Parent Shareholders Meeting has been adjourned or postponed in accordance with Section 5.14, following the date on which the Parent Circular is sent to holders of Parent Common Stock. Parent shall use reasonable best efforts to cause the Parent Circular to comply as to form and substance in all material respects with the requirements of the UK Listing Rules, the Companies Act and other applicable Law. Notwithstanding the foregoing, prior to sending the Parent Circular (or any amendment or supplement thereto) to holders of Parent Common Stock and prior to the publication of the Parent Prospectus, in each case, Parent will provide the Company with a reasonable opportunity to review and comment on such Parent Circular and Parent Prospectus (including the proposed final version of such Parent Circular and Parent Prospectus) and will consider all comments proposed by the Company, acting in good faith in the preparation and finalization of the Parent Circular and Parent Prospectus. Parent shall not, except as required by Law or by the FCA, amend or supplement the Parent Circular (including, subject to Section 5.15, the Parent Recommendation), without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall prepare and file with the FCA for its approval a draft copy of the Parent Prospectus. Parent will use reasonable best efforts to cause the Parent Prospectus to be finalized and approved by the FCA as soon as reasonably practicable following the date of this Agreement. Parent shall promptly advise the Company upon becoming aware of the time when the Parent Prospectus has been approved by the FCA or any supplement or amendment has been filed.

(b)          If at any time prior to UK Admission, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Parent Circular or the Parent Prospectus as required under the UK Listing Rules, the Companies Act or other applicable Law or otherwise advisable, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be, to the extent required by applicable Law or otherwise advisable, promptly disseminated to the holders of Parent Common Stock (in the case of the Parent Circular) or promptly published by the Parent (in the case of the Parent Prospectus).

(c)          The Company will (and will cause its Subsidiaries to) promptly furnish to Parent such data and information relating to it and its Subsidiaries, directors, officers and stockholders and such other matters as Parent may reasonably request in connection with the Parent Significant Transaction Announcement, the Parent Circular (including any Rule 9 Shareholder Waiver and/or any Rule 9 Panel Waiver, in each case, if required) and the Parent Prospectus and any amendments or supplements thereto or any other statement, filing, notice or application made by or on behalf of Parent to any Third Party or any Governmental Authority in connection with the Transactions, including all information required in connection with the Company financial information, the pro forma financial information of Parent, the competent persons report for the Company, capitalization and indebtedness schedule, governmental, legal or arbitration proceedings, any significant changes in the financial position or financial performance of the Company, material contracts of the Company and the basis of any identified synergy benefits or quantified financial benefits statements or profit forecasts/estimates to be included in the Parent Significant Transaction Announcement, Parent Circular and/or Parent Prospectus, as well as all information as may be reasonably required in connection with the working capital report, any financial prospects and procedures memorandum and comfort procedures for any financial information included in the Parent Significant Transaction Announcement, Parent Circular and/or Parent Prospectus.

(d)          The Company shall, and shall cause each of its Subsidiaries to, afford to the Parent reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) and shall, and shall cause each of its Subsidiaries to, furnish promptly to the Parent such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as Parent may reasonably request, from time to time, including in connection with the Company financial information, the pro forma financial information of Parent, the competent persons report for the Company, capitalization and indebtedness schedule, governmental, legal or arbitration proceedings, any significant changes in the financial position or financial performance of the Company, material contracts of the Company and the basis of any identified synergy benefits or quantified financial benefits statements or profit forecasts/estimates to be included in the Parent Significant Transaction Announcement, Parent Circular and/or Parent Prospectus, as well as all other information in connection with the working capital report, any financial prospects and procedures memorandum and comfort procedures for any financial information included in the Parent Significant Transaction Announcement, Parent Circular and/or Parent Prospectus.

Section 5.14          Parent Shareholder Approval. Subject to Section 5.15(b) and Section 5.15(c), Parent shall take all reasonable action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold the Parent Shareholders Meeting for the purpose of obtaining the Parent Shareholder Approval and shall use reasonable best efforts to obtain the Parent Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be required to adjourn or postpone the Parent Shareholders Meeting (a) to the extent necessary to ensure that any legally required supplement or amendment to the Parent Circular is provided to the holders of Parent Common Stock, (b) if, as of the time for which the Parent Shareholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Shareholders Meeting or (c) if required by applicable Law; provided, however, that unless otherwise agreed to by the Parties, the Parent Shareholders Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (a) through (c) exist); and provided further that the Parent Shareholders Meeting shall not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date, and no such adjournment or postponement may have the effect of changing the record date for determining the holders of Parent Common Stock entitled to notice of the Parent Shareholders Meeting without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed). Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Shareholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to holders of Parent Common Stock with respect thereto. Subject to applicable Law, unless there has been a Parent Recommendation Change in accordance with Section 5.15, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the holders of Parent Common Stock or any other Person to prevent the Parent Shareholder Approval from being obtained. Once Parent has established a record date for those holders who are entitled to receive notice for the Parent Shareholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Shareholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or Parent’s Organizational Documents.

Section 5.15        Parent Non-Solicitation.

(a)          Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and Parent shall instruct, and use its reasonable best efforts, and shall cause each of its Subsidiaries to instruct, and use their respective reasonable best efforts to, cause their respective Representatives, not to (i) directly or indirectly initiate or solicit, or knowingly encourage or facilitate (including by way of furnishing any information relating to Parent or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) other than clarifying terms of the Parent Acquisition Proposal in accordance with the penultimate sentence of this Section 5.15(a), participate or engage in discussions or negotiations with, or disclose any information or data relating to Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made a Parent Acquisition Proposal or to any Person in contemplation of making a Parent Acquisition Proposal, or (iii) accept a Parent Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.15) or (B) requiring, intending to cause, or which could reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Merger or any other Transaction (each, a “Parent Acquisition Agreement”). Any violation of the foregoing restrictions by the Subsidiaries of Parent or by any officer or director of Parent or any of its Subsidiaries (other than Non-Controlled Parent Subsidiaries) shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Parent Shareholder Approval, Parent and the Parent Board may take any actions described in clause (ii) in the first sentence of this Section 5.15(a) with respect to a Third Party if (w) after the date of this Agreement, Parent receives a written Parent Acquisition Proposal from such Third Party (and such Parent Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by Parent or any of its Subsidiaries or any of their respective Representatives), (x) subject at all times to compliance with applicable Law (including the Market Abuse Regulation), Parent provides the Company the notice required by Section 5.15(c) with respect to such Parent Acquisition Proposal, (y) the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that such Parent Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Parent, and (z) the Parent Board determines, in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to participate in such discussions or negotiations or to disclose such information or data to such Third Party would be inconsistent with its duties under applicable Law (including, if applicable, the Takeover Code); provided that Parent shall not deliver any information to such Third Party without first entering into an Acceptable Confidentiality Agreement with such Third Party. Notwithstanding the limitations set forth in this Section 5.15(a) and subject to compliance with Parent’s obligations contained in Section 5.15(c), if Parent receives, following the date hereof and prior to the Parent Shareholders Meeting, an unsolicited bona fide written Parent Acquisition Proposal that did not result from a material breach of this Section 5.15, Parent and its Representatives may contact the Person or any of such Person’s Representatives who has made such Parent Acquisition Proposal solely to (i) clarify the terms of such Parent Acquisition Proposal so that Parent may inform itself about such Parent Acquisition Proposal and (ii) inform a Third Party or its Representatives of the restrictions imposed by the provisions of this Section 5.15 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(b)          Except as permitted by Section 5.15(c), (i) neither the Parent Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to the Company), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to the Company), the Parent Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Acquisition Proposal (any action described in this clause (i) being referred to as a “Parent Recommendation Change”) nor (ii) shall Parent or any of its Subsidiaries execute or enter into a Parent Acquisition Agreement.

(c)          Notwithstanding Section 5.15(b), prior to the time that the Parent Shareholder Approval is obtained, but not after, the Parent Board may, with respect to a bona fide, unsolicited Parent Acquisition Proposal that did not result from a material breach of this Section 5.15, make a Parent Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) if and only if, prior to taking such action, (i) Parent has complied, in all material respects, with its obligations under this Section 5.15, (ii) the Parent Board has determined, in good faith, after consultation with its outside financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes a Superior Proposal and (iii) the Parent Board determines, in good faith, after consultation with its outside financial advisor and outside legal counsel, that the failure to do so would be inconsistent with its duties under applicable Law; provided that prior to making such Parent Recommendation Change or terminating this Agreement, as applicable (and prior to making the determination set forth in clause (iii)), (A) Parent has given the Company (if permitted by applicable Law or regulation and doing so would not result in a requirement to make a public announcement of the Parent Acquisition Proposal) at least four (4) Business Days’ prior notice (which notice shall not constitute a Parent Recommendation Change) of its intention to take such action, specifying the material terms and conditions of, and the identity of the person making, any such Parent Acquisition Proposal and has contemporaneously provided to the Company a copy of the Parent Acquisition Proposal and a copy of the most current version of the proposed Parent Acquisition Agreement (or, in each case, if not provided in writing to Parent, a written summary of the material terms and conditions thereof), (B) Parent shall have negotiated, in good faith, with the Company and its Representatives during such notice period (if, and to the extent, the Company has indicated its desire to negotiate to Parent) to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Acquisition Proposal to no longer constitute a Superior Proposal, (C) following the end of such notice period, the Parent Board shall have considered, in good faith, any revisions to the terms of this Agreement proposed in writing by the Company (and not revoked), and shall have determined, in good faith, after consultation with its outside financial advisor and outside legal counsel, that the Parent Acquisition Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed in writing by the Company (and not revoked) were to be given effect and (D) in the event of any change to any of the financial terms (including the form, amount, mix and timing of payment of consideration) or any other material terms of such Parent Acquisition Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four (4) Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (x) three (3) Business Days and (y) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time Parent shall be required to comply with the requirements of this Section 5.15(c) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; provided, however, that Parent shall not terminate this Agreement pursuant to this Section 5.15(c) and Section 7.1(d)(ii) unless DGOC pays to the Company the Termination Fee pursuant to Section 7.3(b)(ii) prior to or concurrently with such termination. Anything to the contrary contained herein notwithstanding, neither Parent nor any of its Subsidiaries shall enter into any Parent Acquisition Agreement unless this Agreement has been, or is substantially concurrently, terminated in accordance with its terms.

(d)          Notwithstanding Section 5.15(b), prior to the time that the Parent Shareholder Approval is obtained, but not after, the Parent Board may make a Parent Recommendation Change described in clause (A) of the definition thereof in response to a Parent Intervening Event if the Parent Board (a “Parent Intervening Event Recommendation Change”) if (i) the Company has complied, in all material respects, with its obligations under this Section 5.15 and (ii) prior to taking such action, the Parent Board has determined, in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its duties under applicable Law (including, if applicable, the Takeover Code); provided that prior to making such Parent Intervening Event Recommendation Change, (A) Parent has given the Company at least four (4) Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including specifying in reasonable detail the facts and circumstances relating to such Parent Intervening Event that render a Parent Intervening Event Recommendation Change necessary, (B) Parent shall have negotiated, in good faith, with the Company and its Representatives during such notice period to enable the Company to propose revisions to the terms of this Agreement (if, and to the extent, the Company has indicated its desire to negotiate to Parent) and (C) following the end of such notice period, the Parent Board shall have considered, in good faith, any revisions to the terms of this Agreement proposed in writing by the Company (and not revoked), and shall have determined, in good faith, after consultation with its outside legal counsel, that the failure to make a Parent Intervening Event Recommendation Change would be inconsistent with its duties under applicable Law.

(e)          In addition to the obligations of Parent set forth in the foregoing Section 5.15(a) through Section 5.15(d), as promptly as practicable (and in any event within forty-eight (48) hours) after receipt thereof, Parent shall (if permitted by applicable Law or regulation and doing so would not result in a requirement to make a public announcement of the Parent Acquisition Proposal) advise the Company in writing of any request for information or any Parent Acquisition Proposal received from any Person, or any inquiry, discussions or negotiations with respect to any Parent Acquisition Proposal, and the terms and conditions of such request, Parent Acquisition Proposal, inquiry, discussions or negotiations, and Parent shall promptly provide to the Company copies of any written materials received by Parent in connection with any of the foregoing, and the identity of the Person or group making any such request, Parent Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Parent agrees that it shall promptly provide to the Company any information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Parent Acquisition Proposal that was not previously provided to the Company. Parent shall keep the Company reasonably informed of the status of any Parent Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). The obligations in this Section 5.15(e) shall at all times be subject to compliance by Parent with applicable Law (including the Market Abuse Regulation and the Takeover Code).

(f)         Immediately after the execution and delivery of this Agreement, Parent will, and will cause its Subsidiaries that it Controls (and use commercially reasonable efforts to cause the Non-Controlled Parent Subsidiaries) and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore relating to any possible Parent Acquisition Proposal. Parent agrees that it shall take the necessary steps to promptly inform its Representatives involved in the Transactions of the obligations undertaken in this Section 5.15.

Section 5.16      Further Assurances. After Closing, the Parties agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or any other Ancillary Agreement.

Section 5.17       Termination of Related Party Agreements. Immediately prior to the Closing, each Related Party Agreement shall be terminated and of no further force or effect and all obligations thereunder shall be fully satisfied and extinguished, notwithstanding any terms thereof to the contrary.

Section 5.18        Company Exclusivity.

(a)          Except to the extent expressly permitted, without Parent’s prior written consent, the Company agrees that between the date of this Agreement and the earlier of the Closing and the valid termination of this Agreement, the Company shall not, and the Company shall cause its respective Affiliates and Representatives not to, directly or indirectly: (i) solicit, initiate, discuss, pursue, participate in, facilitate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any direct or indirect acquisition or purchase of all or any portion of the Interests or any Company Assets (other than sales and dispositions of Hydrocarbons made in the ordinary course of business consistent with past practice) or the issuance, sale or transfer to, or investment by, another Person in any newly issued or currently outstanding Interests in the Company or any of its Subsidiaries (including any initial public offering of such equity Interests) (a “Company Competing Transaction”), (B) enter into any merger, joint venture, consolidation or other business combination relating, directly or indirectly, to the Company or any of its Subsidiaries, or (C) enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or any of its Subsidiaries, or (ii) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing.

(b)         The Company shall, and shall cause each of its Subsidiaries and its and their Representatives to, (i) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Company Competing Transaction or potential Company Competing Transaction and immediately terminate all physical and electronic data room access previously granted to any such Person, (ii) request the prompt return or destruction of all confidential information previously furnished with respect to any Company Competing Transaction or potential Company Competing Transaction, and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Company Competing Transaction or potential Company Competing Transaction. The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of its Affiliates is a party, without the prior written consent of Parent.

Section 5.19     Takeover Code; Takeover Panel. The rights and obligations of each Party, Company Unitholder, Company Restricted Unitholder, Company TVU Holder and any other Person who becomes a shareholder in Parent following the Effective Time under this Agreement or otherwise shall be subject to the requirements of the Takeover Code and the Takeover Panel, as applicable.

Section 5.20     Net Working Capital. Each Wednesday following the date hereof and prior to the delivery of the Estimated Closing Statement, the Company shall deliver to Parent the Company’s good faith estimate of Net Working Capital utilizing the most recent information readily available, together with the work papers and supporting materials used in preparing such estimate. If any such Wednesday is not a Business Day, the Company shall deliver such estimate on the next Business Day thereafter.

Section 5.21       Accredited Investor Certificates. Prior to the delivery of the Consideration Spreadsheet pursuant to Section 2.14, the Company shall use commercially reasonable efforts to deliver to Parent a certificate duly executed by each Company Unitholder and each Company TVU Holder certifying that such Company Unitholder or such Company TVU Holder, as applicable, is an “accredited investor,” as such term is defined in Regulation D under the Securities Act (each, an “Accredited Investor Certificate”).

ARTICLE VI
Conditions to Closing

Section 6.1      Conditions to the Obligations of Each Party. The obligations of each Party to consummate the Transactions are subject to the satisfaction (or waiver by each Party in writing) on or prior to Closing of each of the following conditions precedent:

(a)         No Orders or Illegality. No Governmental Authority of competent jurisdiction shall have enacted, issued or promulgated, any Order or Law (whether temporary, preliminary or permanent) after the date hereof that is in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(b)          HSR Act. The waiting period(s), if any, of the HSR Act applicable to the Transactions (including, for the avoidance of doubt, any filings under the HSR Act made by EIG or any of its Affiliates) shall have expired or been terminated, and no agreement shall be in effect between the Company, Parent or any of their respective Subsidiaries, on the one hand, and the DOJ or FTC, on the other hand, not to consummate the Transactions.

(c)          NYSE Listing Approval. The shares of the Parent Common Stock constituting the Stock Consideration shall have been approved for listing on the NYSE subject to official notice of issuance.

(d)          UK Prospectus and Admission. The Parent Prospectus shall have been published by Parent following approval by the FCA and the applications for the admission to listing on the Official List of the FCA and to trading on the LSE’s main market for listed securities of the Parent Common Stock constituting the Stock Consideration pursuant to this Agreement shall have been submitted to the FCA and LSE, respectively.

(e)          Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(f)          Takeover Code. Either the Takeover Panel shall have confirmed on terms reasonably satisfactory to Parent prior to the publication of the Parent Circular that the EIG Concert Party is not acting in concert (as that term is defined in the Takeover Code) with any of the other Company Unitholders, any Company TVU Holder and/or Company Restricted Unitholder (the “Panel Confirmation”) or if the Panel Confirmation is not received prior to publication of the Parent Circular, to the extent required to avoid a mandatory offer obligation arising under Rule 9 of the Takeover Code as a result of the issuance of the Parent Common Stock pursuant to the Merger, (A) the Rule 9 Panel Waiver shall have been obtained by the Company from the Takeover Panel, following (B) the Rule 9 Shareholder Waiver having been approved by the requisite vote of Parent shareholders in accordance with applicable Law and the Organizational Documents of Parent.

Section 6.2        The Company’s Conditions to Closing. The obligations of the Company to consummate the Transactions are subject to the satisfaction (or waiver by the Company in writing) on or prior to Closing of each of the following conditions precedent:

(a)          Representations. The (i) Parent Fundamental Representations shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), (ii)  representations and warranties of the Parent and Merger Sub set forth in Section 4.4(a) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the Closing Date as though made on and as of the Closing Date and (iii) representations and warranties of Parent and Merger Sub set forth in Article IV (other than Parent Fundamental Representations and the representations and warranties set forth in Section 4.4(a)) shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifiers contained therein) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for breaches, if any, of such representations and warranties as would not individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)          Performance. Each of Parent and Merger Sub shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by such Party under this Agreement prior to or on the Closing.

(c)         Closing Deliverables. Parent shall have delivered, or caused to be delivered, each of the items required to be delivered at Closing pursuant to Section 2.15(b).

Section 6.3        Parent and Merger Sub’s Conditions to Closing. The obligations of Parent and Merger Sub to consummate the Transactions are subject to the satisfaction (or waiver by Parent in writing) on or prior to Closing of each of the following conditions precedent:

(a)          Representations. The (i) Company Fundamental Representations shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), (ii) representations and warranties of the Company set forth in Section 3.4(a) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the Closing Date as though made on and as of the Closing Date and (iii) representations and warranties of the Company set forth in Article III (other than the Company Fundamental Representations and the representations and warranties set forth in Section 3.4(a)) shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein) as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for breaches, if any, of such representations and warranties as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          Performance. Each of the Company and, solely with respect to the Specified Provisions, the Unitholder Representative shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by such Party under this Agreement prior to or on the Closing.

(c)         Closing Deliverables. The Company shall have delivered, or caused to be delivered, each of the items required to be delivered at Closing pursuant to Section 2.15(a).

ARTICLE VII
Termination

Section 7.1          Termination. This Agreement may be terminated at any time prior to Closing:

(a)           by the mutual prior written consent of the Company and Parent;

(b)           by either the Company or Parent, by written notice to the other Party, if:

(i)        the Closing shall not have occurred on or before June 30, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Closing to have occurred on or prior to the Outside Date;

(ii)        any Governmental Authority of competent jurisdiction enacts, issues or promulgates, any Order or Law (that is final, non-appealable, and has not been vacated, withdrawn, or overturned) after the Execution Date that is in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions; or

(iii)        the Parent Shareholder Approval shall not have been obtained upon a vote held at a Parent Shareholders Meeting, or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to Parent where the failure to obtain the required Parent Shareholder Approval shall have been primarily caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(iv)       if the Panel Confirmation is not received prior to publication of the Parent Circular, the Rule 9 Panel Waiver shall not have been obtained from the Takeover Panel; or

(v)        if the Panel Confirmation is not received prior to publication of the Parent Circular, the Rule 9 Shareholder Waiver shall not have been obtained upon a vote held at the Parent Shareholders Meeting, or at any adjournment or postponement thereof;

(c)          by the Company, by written notice to Parent, if:

(i)         either of Parent or Merger Sub breaches any of its representations or warranties contained in this Agreement or breaches or fails to perform any of its covenants contained in this Agreement, which breach or failure to perform (A) would render a condition precedent to the Company’s obligations to consummate the Transactions set forth in Section 6.2(a) or Section 6.2(b) not capable of being satisfied and (B) after the giving of written notice of such breach or failure to perform to Parent by the Company, cannot be cured or has not been cured by the earlier of the Outside Date and thirty (30) calendar days after the delivery of such notice; provided, however, that the right to terminate this Agreement under this Section 7.1(c)(i) shall not be available to the Company if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform would render a condition precedent to Parent and Merger Sub’s obligations to consummate the Transactions set forth in Section 6.3(a) or Section 6.3(b) not capable of being satisfied;

(ii)        at any time prior to the receipt of the Parent Shareholder Approval, the Parent Board (A) shall make a Parent Recommendation Change, (B) shall not include the Parent Recommendation in the Parent Prospectus or (C) shall resolve, agree to, publicly propose to or allow Parent to publicly propose to take any of the actions in the foregoing clauses (A) and (B);

(iii)        at any time prior to the receipt of the Parent Shareholder Approval, if Parent materially breaches Section 5.15;

(iv)       (A) all of the conditions set forth in Article VI have been satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 2.2 (except for those conditions that by their nature are to be satisfied at the Closing so long as such conditions would be able to be satisfied at the Closing), (B) Parent and Merger Sub do not complete the Closing on the day that the Closing should have been consummated pursuant to Section 2.2 and (C) the Company shall have delivered to Parent a written notice that (1) it stands ready, willing and able to consummate the Closing on the date such notice is delivered and (2) Parent and Merger Sub fail to consummate the Closing within two (2) Business Days following receipt of such notice.

(d)          by Parent, by written notice to the Company, if:

(i)      the Company breaches any of its representations or warranties contained in this Agreement or the Company or the Unitholder Representative breaches or fails to perform any of its covenants contained in this Agreement, which breach or failure to perform (A) would render a condition precedent to Parent and Merger Sub’s obligations to consummate the Transactions set forth in Section 6.3(a) or Section 6.3(b) not capable of being satisfied and (B) after the giving of written notice of such breach or failure to perform to the Company by Parent, cannot be cured or has not been cured by the earlier of the Outside Date and thirty (30) calendar days after the delivery of such notice; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Parent if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform would render a condition precedent to the Company’s obligations to consummate the Transactions set forth in Section 6.2(a) or Section 6.2(b) not capable of being satisfied; or

(ii)       prior to receipt of the Parent Shareholder Approval, in order to substantially concurrently with such termination enter into a definitive agreement relating to a Superior Proposal to the extent permitted by and subject to the terms of Section 5.15(c) so long as DGOC pays to the Company the Termination Fee pursuant to Section 7.3(b)(ii) prior to or concurrently with, and as a condition to the effectiveness of, such termination.

Section 7.2          Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall immediately become null and void, without any liability on the part of any Party or any other Person, and all rights and obligations of each Party shall cease; provided, that (i) notwithstanding anything in this Agreement to the contrary, no such termination shall relieve any Party of any liability to any other Party resulting from any Fraud or willful breach of this Agreement prior to such termination or any liability of DGOC for the payment of Expenses pursuant to Section 7.3(a) and the Termination Fee in Section 7.3(b), as applicable, and (ii) the Confidentiality Agreement, Section 5.1(d), Section 5.4, this Section 7.2, Section 7.3 and Article IX of this Agreement shall survive any termination of this Agreement and remain in full force and effect.

Section 7.3          Expenses and Termination Fees.

(a)          Expenses. In the event that this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(iii) (No Parent Shareholder Approval), then DGOC shall pay to the Company the Expenses. Any Expenses due under this Section 7.3(a) shall be paid no later than three (3) Business Days after receipt of documentation supporting such Expenses. “Expenses” means the reasonable and documented out-of-pocket fees and expenses incurred or paid by or on behalf of the Company and its Affiliates in connection with the Merger or the other Transactions, or related to the authorization, preparation, negotiation, execution and performance of this Agreement or any Ancillary Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to the Company and its Affiliates; provided that the aggregate amount of Expenses reimbursable pursuant to this Section 7.3(a) shall not exceed $9,000,000.

(b)           Termination Fees.

(i)          In the event that this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii) (Parent Recommendation Change), Section 7.1(c)(iii) (Parent Material Breach of Non-Solicitation) or Section 7.1(c)(iv) (Parent Failure to Close), then DGOC shall pay to the Company $50,000,000 (the “Termination Fee”) as promptly as practicable (but in any event within three (3) Business Days) following such termination.

(ii)        In the event that this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii) (Superior Proposal), then DGOC shall pay to the Company the Termination Fee prior to or concurrently with, and as a condition to the effectiveness of, such termination.

(iii)       In the event that (A) prior to the Parent Shareholders Meeting, a Parent Acquisition Proposal is publicly proposed or publicly disclosed after the date of this Agreement and not withdrawn at least five (5) Business Days prior to the Parent Shareholders Meeting, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) (Outside Date), Section 7.1(b)(iii) (No Parent Shareholder Approval) or Section 7.1(c)(i) (Parent Breach), and (C) concurrently with or within twelve (12) months of any such termination described in clause (B), Parent or any of its Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal with respect to Parent (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Parent Acquisition Proposal” for all purposes under this Section 7.3(b)(iii)), then DGOC shall pay to the Company the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Parent Acquisition Proposal.

(iv)      In the event that this Agreement is terminated by either Party pursuant to Section 7.1(b)(i) (Outside Date) and at the time of such termination, (A) the Parent Shareholder Approval shall not have been obtained and (B) the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) (Parent Recommendation Change) or Section 7.1(c)(iii) (Parent Material Breach of Non-Solicitation), then DGOC shall pay to the Company the Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(c)         Upon payment of the Termination Fee, Parent, Merger Sub and DGOC shall have no further liability with respect to this Agreement or the Transactions to the Company; provided that nothing herein shall release Parent from liability for Fraud or willful breach. The Company acknowledges and agrees that in no event shall DGOC be required to pay the Termination Fee or the Expenses, as applicable, on more than one occasion.

(d)          Notwithstanding anything to the contrary contained in this Section 7.3, if the Company receives a Termination Fee, then the Company will not be entitled to also receive a payment for the Expenses and if the Termination Fee is payable at such time as the Company has already received payment or concurrently receives payment in respect of the Expenses, the amount of the Expenses received by (or on behalf of) the Company shall be deducted from the Termination Fee.

(e)          Each of the Parties acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Parent and the Company acknowledge and agree that (i) Parent and the Company have expressly negotiated the provisions of this Section 7.3, (ii) in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the Parties to quantify the Losses that may be suffered by each of the Parties and their respective Affiliates) the provisions of this Section 7.3 are reasonable, (iii) the Termination Fee represents a good faith, fair estimate of the Losses that the Company and its Affiliates would suffer, and (iv) the Termination Fee shall be payable as liquidated damages (and not as a penalty) without requiring the Company to prove actual Losses. In the event that DGOC fails to pay a Termination Fee (or portion thereof) when due, DGOC shall reimburse the Company for all costs and expenses actually incurred or accrued by the Company or any of its Affiliates (including fees and expenses of counsel) in connection with collection under and enforcement in full of this Section 7.3, together with interest on the Termination Fee at a rate per annum equal to 5% per annum plus the “prime rate” at large United States money center banks in effect on the date such payment was required to be made (as published by The Wall Street Journal) through the date such payment was actually received.

(f)          Notwithstanding anything to the contrary in this Agreement, this Section 7.3 shall not prevent or restrict any Party from obtaining a grant of specific performance in accordance with Section 9.19; provided that while the Company may pursue both a grant of specific performance under Section 9.19 and the payment of the Termination Fee and Expenses, as applicable, under this Section 7.3 and damages for Fraud or willful breach, under no circumstances shall the Company be permitted to receive both (i) a grant of specific performance to cause the consummation of the Closing to occur and (ii) payment of a Termination Fee and Expenses, as applicable, in connection with the termination of this Agreement.

ARTICLE VIII
Tax Matters

Section 8.1          Tax Returns.

(a)          Post-Closing Tax Returns. Parent shall prepare and timely file, or cause to be prepared and timely filed, all Pass-Through Tax Returns that are required to be filed after the Closing Date. Parent shall prepare all such Tax Returns on a basis consistent with past practice except to the extent otherwise required by applicable Law; provided, that the Parties agree that any Transaction Tax Deductions shall be reported in the Pre-Closing Tax Period to the extent supported at a “more likely than not” level of comfort and the election under Revenue Procedure 2011-29 shall be made to deduct 70% of any “success-based” fees. For the avoidance of doubt, Parent also shall prepare and file, or cause to be prepared and filed, all Tax Returns in respect of the Company or any of its Subsidiaries for any Pre-Closing Tax Period or Straddle Period that are required to be filed after the Closing Date and that are not described in the first sentence of this Section 8.1(a). Parent shall provide the Unitholder Representative with a copy of each such Tax Return (together with supporting documentation and workpapers) for the Unitholder Representative’s review at least thirty (30) days (or in the case of any non-income Tax Return, as soon as practicable) prior to the due date for the filing of such Tax Return. Parent shall incorporate all reasonable comments of the Unitholder Representative to the extent pertaining to a Pass-Through Tax Return and shall consider in good faith all reasonable comments of the Unitholder Representative with respect to any non-income Tax Return for a taxable period that ends on or before the Lock Box Date that, in each case, are provided to Parent reasonably in advance of the due date for the applicable Tax Return; provided that, except with respect to any Pass-Through Tax Return, the review and comment right of the Unitholder Representative with respect to Tax Returns shall terminate upon the finalization of the amount of the Post-Closing Adjustment pursuant to Section 2.7.

(b)          Pre-Closing Tax Returns. With respect to any non-income Tax Return that relates to a taxable period that ends subsequent to the Lock Box Date, but prior to the Closing Date, and that is due to be filed prior to the Closing Date (taking into account any extensions) (any such Tax Return, a “Pre-Closing Tax Return”), the Company or the applicable Subsidiary shall prepare such Tax Returns on a basis consistent with past practice. To the extent any such Pre-Closing Tax Return pertains to a material amount of Taxes, the Company or the applicable Subsidiary shall provide Parent with a copy of such Tax Return (together with supporting documentation and workpapers) for Parent’s review and comment as soon as practicable prior to the due date (taking into account extensions) for the filing of such Tax Return. Thereafter, the Company or the applicable Subsidiary shall consider in good faith all reasonable comments of Parent that are provided to the Company or the applicable Subsidiary reasonably in advance of the due date (taking into account extensions) for the applicable Tax Return (and timely file such Tax Return with the applicable Governmental Authority and pay all Taxes due and payable in respect of such Tax Return).

Section 8.2         Tax Cooperation. Parent and the Unitholder Representative shall use commercially reasonable efforts to cooperate as and to the extent reasonably requested by the other Party in connection with the filing of Tax Returns and the conduct of any Tax audit, litigation or proceeding (each a “Tax Proceeding”) with respect to the Company and its Subsidiaries (or its Assets, operations or activities) for any Pre-Closing Tax Period or Straddle Period. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In furtherance of the foregoing, (a) Parent shall retain, or cause to be retained, all Tax records and information pertaining to the Company and its Subsidiaries for any Pre-Closing Tax Period or Straddle Period until the later of (i) seven years following the Closing Date and (ii) the expiration of the applicable statute of limitations. All Tax Sharing Agreements between, or among, the Company or any of its Subsidiaries, on the one hand, and any Company Unitholder or any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand, shall be terminated as of the Closing and, subsequent to the Closing, neither any Company Unitholder nor any Affiliate of a Company Unitholder, on the one hand, nor any Company or any Subsidiary of the Company, on the other hand, shall be bound thereby or have any further rights, liability, or obligation thereunder.

Section 8.3        Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs (including costs and fees incurred in connection with preparing and filing Tax Returns with respect thereto) imposed on or payable in connection with the Transactions (“Transfer Taxes”) shall be borne by Parent. Parent shall be responsible for preparing the Tax Returns with respect to any such Transfer Taxes. The Unitholder Representative and Parent shall, and shall cause their respective Affiliates to, cooperate in good faith to minimize or eliminate, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

Section 8.4         Merger Consideration Allocation. Within sixty (60) days after the Closing Date, the Unitholder Representative shall deliver to Parent for its review and approval an allocation of the purchase price (as determined for applicable U.S. federal income Tax purposes) among the assets treated as acquired for U.S. federal income Tax purposes in accordance with Sections 1060 and 751 of the Code and any other applicable provisions of the Code and the Treasury Regulations promulgated thereunder (the “Tax Allocation”). Parent shall provide the Unitholder Representative with any comments to the Tax Allocation within thirty (30) days after the date of receipt by Parent. If Parent does not deliver any written notice of objection to the Tax Allocation within such thirty (30)-day period, the Tax Allocation shall be final, conclusive and binding on the Parties. If a written notice of objection is timely delivered to the Unitholder Representative, Parent and the Unitholder Representative shall negotiate in good faith for a period of thirty (30) days to resolve such dispute (the “Allocation Dispute Resolution Period”). If, during the Allocation Dispute Resolution Period, the Unitholder Representative and Parent resolve their differences in writing as to any disputed amount or matter, such resolution shall be deemed final and binding with respect to such amount for the purpose of determining that component of the Tax Allocation. In the event that Parent and the Unitholder Representative do not resolve all the items disputed in the Tax Allocation prior to the end of the Allocation Dispute Resolution Period, all such unresolved disputed items shall be determined by the Independent Accountants in accordance with the procedures of Section 2.7, mutatis mutandis. Any subsequent adjustments of the purchase price for U.S. federal income Tax purposes shall be allocated in a manner consistent with the Tax Allocation as finally determined hereunder. Parent and the Unitholder Representative shall, and shall cause their Affiliates to, report consistently with the Tax Allocation, as adjusted, on all Tax Returns, and neither the Unitholder Representative nor Parent shall take any position in any Tax Proceeding that is inconsistent with the Tax Allocation, as adjusted, unless otherwise required by a determination pursuant to Section 1313(a) of the Code (or any similar provision of corresponding state or local Law); provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax Proceeding in connection with such Tax Allocation.

Section 8.5         Post-Closing Tax Covenants. Except to the extent such action would not reasonably be expected to increase Taxes that economically are borne by the Company Unitholders in respect of a taxable period (or portion thereof) before the Lock Box Date (or, with respect to a Pass-Through Tax Return, in respect of a Pre-Closing Tax Period), without the prior written consent of the Unitholder Representative (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not and shall cause its Affiliates (including the Company and its Subsidiaries) not to (i) other than with respect to the filing of Tax Returns pursuant to the process described in Section 8.1, file or amend any Pass-Through Tax Return with respect to the Company or its Subsidiaries for any Pre-Closing Tax Period or Straddle Period, (ii) initiate discussions with, or make voluntary disclosures to, any taxing authority with respect to the Company or its Subsidiaries for any Pre-Closing Tax Period or Straddle Period, (iii) compromise or settle any Tax Proceeding with respect to the Company or its Subsidiaries for any Pre-Closing Tax Period or Straddle Period, (iv) agree to any waiver or extension of the statute of limitations applicable to any Tax Return of the Company or its Subsidiaries for any Pre-Closing Tax Period or Straddle Period, (other than an automatic extension or waiver that would not result in the imposition of a penalty), (v) change any accounting method or adopt any convention that shifts taxable income from a taxable period (or portion thereof) beginning after the Closing Date to a Pre-Closing Tax Period or shifts deductions or losses from a Pre-Closing Tax Period to a taxable period (or portion thereof) beginning after the Closing Date or (vi) take any action on the Closing Date after the Closing other than in the ordinary course of business; provided that, the consent right of the Unitholder Representative pursuant to this Section 8.5 with respect to non-income Taxes and non-income Tax matters shall terminate upon the finalization of the amount of the Post-Closing Adjustment pursuant to Section 2.7.

Section 8.6          Tax Proceedings. Parent and the Unitholder Representative shall each promptly notify the other in writing upon receipt (including, with respect to Parent, upon receipt by the Company or any of its Subsidiaries) of any notice of a pending or threatened Tax Proceeding with respect to a Pass-Through Tax Return (a “Pass-Through Tax Proceeding”). Such written notice shall contain factual information (to the extent known) describing such Tax Proceeding and shall be accompanied by copies of any notice or other documents received from the applicable taxing authority. The Unitholder Representative shall have the right to control any such Pass-Through Tax Proceeding; provided, however, that Parent shall be permitted, at Parent’s expense, to be present at, and participate in, any such Tax Proceeding. Parent shall have the right to control any such Pass-Through Tax Proceeding that the Unitholder Representative does not elect to control; provided, however, that the Unitholder Representative shall be permitted to be present at, and participate in, any such Pass-Through Tax Proceeding. In all events, (a) the controlling Party shall keep the non-controlling Party reasonably informed regarding the progress and substantive aspects of such Tax Proceeding and (b) no Party shall be entitled to settle any Pass-Through Tax Proceeding without the consent (not to be unreasonably withheld, conditioned or delayed) of the Unitholder Representative or Parent (as applicable) if such Tax Proceeding could reasonably be expected to increase Taxes for which the Company Unitholders (or their direct or indirect owners), on the one hand, or Parent, on the other hand, would be liable. Notwithstanding anything to the contrary herein, if the Company or any Subsidiary that is classified or treated as a partnership for U.S. federal (or other applicable) income Tax purposes becomes liable for any “imputed underpayment” (as defined in Treasury Regulations Section 301.6241-1(a)(3)) (or other similar or corresponding amount under state or local Law) as a result of any Pass-Through Tax Proceeding commenced within three years following the Closing Date, the Unitholder Representative shall, to the extent permitted under applicable Law (and the Company Unitholders shall cooperate as necessary to), make (or shall cause to be made) in respect of the Company or such Subsidiary (as applicable) an election “out” under Section 6221(b) of the Code or, if such election is not available, an election to “push out” the adjustments under Section 6226 of the Code (or any comparable provision in any state or local Law).

Section 8.7          Tax Treatment.

(a)          The Parties agree that for U.S. federal, state and local income Tax purposes, the transaction contemplated by this Agreement shall be treated as (a) with respect to Parent, a taxable purchase by Parent of all the assets held by the Company (or any entity disregarded as separate from the Company for U.S. federal income tax purposes), and (b) with respect to the Company Unitholders, a sale of the Company Common Units, in each case, in accordance with Revenue Ruling 99-6, situation 2.  The Parties shall file all Tax Returns consistent with this treatment and none of them (nor any of their respective Affiliates) will take any Tax position inconsistent therewith on any Tax Return or otherwise unless otherwise required by a “determination” (within the meaning of Section 1313(a)(1) of the Code (or similar provision of state or local Law)).

(b)        Prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain a written waiver (a “280G Waiver”) from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) of his or her right to any and all payments or other benefits that could reasonably be expected to be deemed “parachute payments” under Section 280G(b) of the Code (“Parachute Payments”) if such payments are not approved by the Company or its applicable Subsidiary’s stockholders in a manner that satisfies the requirements of Section 280G(b)(5)(B) of the Code and any regulations thereunder, including any Parent Arrangements (as defined below) to the extent provided to the Company in a timely manner in accordance with the requirements of this Section 8.7(b). At least two (2) calendar days prior to the Closing Date and at least one (1) calendar day following receipt of all 280G Waivers, the Company shall solicit stockholder approval of the Parachute Payments for which a 280G Waiver has been obtained in a manner that satisfies the exemptions under Section 280G(b)(5)(A)(ii) of the Code and any regulations issued thereunder, including providing adequate disclosure to all stockholders entitled to vote. At least one (1) calendar day prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the applicable stockholders was solicited in accordance with the foregoing provisions and that either (i) the requisite number of stockholder votes was obtained or (ii) the requisite number of stockholder votes was not obtained and no waived Parachute Payments shall be made (to the extent the 280G Waivers were executed). Notwithstanding the foregoing, for any compensatory contract, agreement or arrangement is entered into by and between Parent, any of the Company or any of its Subsidiaries or any of their respective Affiliates and a disqualified individual before the Closing Date in connection with the transactions contemplated hereby (the “Parent Arrangements”), Parent shall provide a copy of such contract, agreement or arrangement to the Company at least ten (10) calendar days prior to the Closing Date and shall cooperate with the Company in order to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein which may be paid or granted in connection with the transactions contemplated hereby that could constitute a Parachute Payment. To the extent any Parent Arrangement is not disclosed to the Company at least ten (10) calendar days prior to the Closing Date, compliance with this Section 8.7(b) shall be determined as if such Parent Arrangement had not been entered into. The Company shall provide Parent a reasonable period of time prior to seeking the 280G Waivers, (i) drafts of and a reasonable opportunity to sufficiently review any waivers, disclosure documents and other relevant documents relating to the 280G Waivers and vote prepared by the Company in connection with this Section 8.7 and (ii) reasonable documentation regarding the determination of the Parachute Payments. The Company shall consider in good faith any reasonable comments made by Parent prior to seeking the 280G Waivers and soliciting the vote.

Section 8.8        Certain Other Tax Matters. For U.S. federal (and applicable state and local) income Tax purposes, (a) Parent shall be treated as the owner of the Escrow Amount, together with interest and other amounts earned thereon (if any), and (b) the Unitholder Representative Expense Amount shall be treated as having been received by the Company Unitholders on the Closing Date and then set aside by the Company Unitholders in a Unitholder Representative expense account.

ARTICLE IX
Miscellaneous

Section 9.1          No Survival.

(a)          None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements that expressly by their terms survive the Effective Time; provided, however, that each of Article VIII and Article IX shall survive without time limit.

(b)          Notwithstanding anything to the contrary in this Section 9.1, nothing in this Section 9.1 is intended to or shall be deemed to have the effect of eliminating, limiting or restricting in any way any Person’s rights or remedies in the event of Fraud.

Section 9.2        Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Signatures to this Agreement transmitted by electronic mail in .pdf form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 9.3         Notices. All notices and other communications that are required or may be given pursuant to this Agreement must be given in writing, in English, and shall be deemed to have been given (a) when delivered personally, by courier, to the addressee, (b) when received by the addressee if sent by registered or certified mail, postage prepaid, or (c) on the date sent by email (upon affirmative or automated reply by email by the intended recipient that such email was received) if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient. Such notices and other communications must be sent to the following addresses or email addresses:

If to Parent, DGOC or Merger Sub:

Diversified Energy Company Plc
414 Summers Street, Floor 2
Charleston, WV 25301
Attn:	Benjamin M. Sullivan
Email:	***

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, TX 77002
Attn:	Tull R. Florey
Rahul D. Vashi
Email:	TFlorey@gibsondunn.com
RVashi@gibsondunn.com

If to the Company:

Maverick Natural Resources, LLC
1000 Main St #2900
Houston, TX 77002
Attn:	General Counsel
E-mail:	***

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, TX 77002
Attn:	Sean T. Wheeler, P.C.
Debbie P. Yee, P.C.
Emily Lichtenheld
Email:	sean.wheeler@kirkland.com
debbie.yee@kirkland.com
emily.lichtenheld@kirkland.com

If to the Unitholder Representative:

EIG Management Company, LLC
600 New Hampshire Avenue NW, Suite 1200
Washington, DC 20037
Attn:	General Counsel
Jeannie Powers
Billy Rogers

Email:	***
***
***

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, TX 77002
Attn:	Sean T. Wheeler, P.C.
Debbie P. Yee, P.C.
Emily Lichtenheld
Email:	sean.wheeler@kirkland.com
debbie.yee@kirkland.com
emily.lichtenheld@kirkland.com

Either Party may change its address or email address for notice purposes by written notice to the other Party in the manner set forth above.

Section 9.4       Expenses. Except as otherwise specified in this Agreement, each of Parent and the Company (for itself and the Unitholder Representative, acting through the Unitholder Representative) shall be liable for and pay all of its own costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) in connection with the negotiations and execution of this Agreement and the Ancillary Agreements, the performance of such Party’s obligations hereunder and thereunder and the consummation of the Transactions hereunder and thereunder.

Section 9.5         Governing Law, Consent to Jurisdiction, Waiver of Jury Trial.

(a)          Governing Law. SUBJECT TO SECTION 9.20, THIS AGREEMENT AND THE LEGAL RELATIONS AMONG THE PARTIES SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT MIGHT REFER CONSTRUCTION OF SUCH PROVISIONS TO THE LAWS OF ANOTHER JURISDICTION; PROVIDED, HOWEVER, THAT ANY MATTERS RELATED TO REAL PROPERTY SHALL BE GOVERNED BY THE LAWS OF THE STATE WHERE SUCH REAL PROPERTY IS LOCATED.

(b)        Consent to Jurisdiction and Service of Process; Appointment of Agent for Service of Process. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, EACH PARTY TO THIS AGREEMENT HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE COURT OF CHANCERY (OR TO THE EXTENT SUCH COURTS DO NOT HAVE SUBJECT MATTER JURISDICTION, THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE), AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS (WHETHER SUCH ACTIONS OR PROCEEDINGS ARE BASED IN STATUTE, TORT, CONTRACT OR OTHERWISE), SHALL BE LITIGATED IN SUCH COURTS. EACH PARTY HERETO (I) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF SUCH COURTS FOR SUCH ACTIONS OR PROCEEDINGS, (II) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (III) AGREES THAT IT WILL NOT BRING ANY SUCH ACTION OR PROCEEDING IN ANY COURT OTHER THAN SUCH COURTS. EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE AND IRREVOCABLE JURISDICTION AND VENUE OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY NON-APPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH ACTIONS OR PROCEEDINGS. A COPY OF ANY SERVICE OF PROCESS SERVED UPON THE PARTIES HERETO SHALL BE MAILED BY REGISTERED MAIL TO THE RESPECTIVE PARTY EXCEPT THAT, UNLESS OTHERWISE PROVIDED BY APPLICABLE LAW, ANY FAILURE TO MAIL SUCH COPY SHALL NOT AFFECT THE VALIDITY OF SERVICE OF PROCESS. IF ANY AGENT APPOINTED BY A PARTY HERETO REFUSES TO ACCEPT SERVICE, EACH PARTY HERETO AGREES THAT SERVICE UPON THE APPROPRIATE PARTY BY REGISTERED MAIL SHALL CONSTITUTE SUFFICIENT SERVICE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF A PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

(c)          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (III) IT MAKES SUCH WAIVER VOLUNTARILY; AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

Section 9.6         Waivers. Any failure by a Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Parties to whom such compliance is owed by an instrument signed by such Parties and expressly identified as a waiver, but not in any other manner. No waiver of, consent to a change in, or any delay in timely exercising any rights arising from, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 9.7         Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Parties (which consent may be withheld for any reason) and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 9.8        Entire Agreement. This Agreement (including, for purposes of certainty, the Appendices, Exhibits and Schedules attached hereto), the Ancillary Agreements, and any other documents to be executed hereunder, constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 9.9       Amendment. This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

Section 9.10       Unitholder Representative.

(a)           Authority. By their acceptance of any consideration pursuant to this Agreement, the Company Unitholders, Company Restricted Unitholders and Company TVU Holders irrevocably ratify the appointment of the Unitholder Representative and any duly appointed successor thereto as the representative, exclusive agent and attorney-in-fact for the benefit of the Company Unitholders, Company Restricted Unitholders and Company TVU Holders, and their respective heirs, legal representatives, successors and assigns, to act on behalf of each Company Unitholder, Company Restricted Unitholder and Company TVU Holder in connection with any and all actions to be taken by the Company Unitholders, Company Restricted Unitholders and Company TVU Holders following the Closing, as explicitly specified in this Agreement. From and after the Closing, the Unitholder Representative shall represent, and shall take all action for and on behalf of, Company Unitholders, Company Restricted Unitholders and Company TVU Holders and their respective heirs, executors, administrators, legal representatives, successors and assigns, with respect to all matters arising under this Agreement, including:

(i)          giving and receiving notices and communications;

(ii)       agreeing to, negotiating, entering into settlements and compromises of, and complying with orders or otherwise handling any other matters described in Section 2.7(b);

(iii)      executing and delivering all documents necessary or desirable to carry out the intent of this Agreement and any Ancillary Agreements (including the Escrow Agreement and the Paying Agent Agreement);

(iv)        making all elections or decisions contemplated by this Agreement and any Ancillary Agreements (including the Escrow Agreement and the Paying Agent Agreement);

(v)      engaging, employing or appointing any agents or representatives (including attorneys, accountants and consultants) to assist the Unitholder Representative in complying with its duties and obligations; and

(vi)       taking all actions necessary or appropriate in the good faith judgment of the Unitholder Representative for the accomplishment of the foregoing.

All decisions and actions by the Unitholder Representative, including any agreement between the Unitholder Representative and Parent relating to any purchase price adjustment pursuant to Section 2.7(b), shall be deemed to be facts ascertainable outside of this Agreement and shall be final, binding and conclusive upon all Company Unitholders, Company Restricted Unitholders and Company TVU Holders and their respective heirs, executors, administrators, legal representatives, successors and assigns, and no Company Unitholders, Company Restricted Unitholders or Company TVU Holders, nor any of their respective heirs, executors, administrators, legal representatives, successors or assigns shall have the right to take any such actions or to object to, dissent from, protest or otherwise contest the same. The grant of authority to the Unitholder Representative under this Agreement (a) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Company Unitholders, Company Restricted Unitholders or Company TVU Holders and shall be binding on the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Company Unitholder, Company Restricted Unitholder and Company TVU Holder and (b) shall survive (i) the consummation of the Transactions and (ii) delivery of an assignment by any Company Unitholder, Company Restricted Unitholder or Company TVU Holder of the whole or any fraction of his, her or its rights to receive consideration hereunder. The Unitholder Representative is authorized to act on behalf of the Company Unitholders, Company Restricted Unitholders and Company TVU Holders notwithstanding any dispute or disagreement among the Company Unitholders, Company Restricted Unitholders and Company TVU Holders. For all purposes of this Agreement, no Company Unitholder, Company Restricted Unitholder or Company TVU Holder shall have any right to bring any Action except through the Unitholder Representative and the Unitholder Representative shall have the sole authority to act for, and to enforce the rights of, all Company Unitholders, Company Restricted Unitholders and Company TVU Holders in connection with this Agreement, the Ancillary Agreements and the Transactions.

(b)        Reliance. Parent, Merger Sub and the Surviving Company shall be entitled to rely, without any independent investigation or verification, unconditionally and conclusively on all statements, representations, instructions and decisions of the Unitholder Representative with respect to any purchase price adjustment pursuant to Section 2.7(b) or as to any other actions required or permitted to be taken by the Unitholder Representative under this Agreement, any Ancillary Agreement or in connection with the Transactions and assume that any action taken or omitted, or any document executed by, the Unitholder Representative under or pursuant to this Agreement, any Ancillary Agreements or in connection with the Transactions, has been unconditionally authorized by the Company Unitholders, Company Restricted Unitholders and Company TVU Holders to be taken, omitted to be taken, or executed on their behalf, without any independent verification or investigation, so that each Company Unitholder, Company Restricted Unitholder and Company TVU Holder will be legally bound thereby as if such Company Unitholder, Company Restricted Unitholder or Company TVU Holder had taken such action or omitted to take such action, and no Company Unitholder, Company Restricted Unitholder or Company TVU Holder, or any Party, shall have any cause of action against Parent, Merger Sub, the Surviving Company or any of their respective Affiliates and Representatives to the extent that such Person has relied upon the statements, representations, instructions or decisions of the Unitholder Representative with respect thereto. Each of Parent, Merger Sub, the Surviving Company and each of their respective Affiliates and Representatives are hereby relieved from any liability to any Person for any acts taken or omitted to be taken by any of Parent, Merger Sub or the Surviving Company in accordance with any such decision, act, consent or instruction of the Unitholder Representative.

(c)         Resignation, Removal and Replacement of the Unitholder Representative. The Unitholder Representative may resign at any time, and may be removed for any reason or no reason by the written consent of Company Unitholders holding, in the aggregate, at least seventy percent (70%) of the issued and outstanding Company Common Units as of immediately prior to the Closing; provided, however, in no event shall the Unitholder Representative resign or be removed without the Company Unitholders holding, in the aggregate, at least seventy (70%) of the issued and outstanding Company Common Units as of immediately prior to the Closing having first appointed a new Unitholder Representative who shall assume such duties immediately upon the resignation or removal of the Unitholder Representative. In the event of the death, incapacity, resignation or removal of the Unitholder Representative, a new Unitholder Representative shall be appointed by the vote or written consent of Company Unitholders holding, in the aggregate, at least seventy (70%) of the issued and outstanding Company Common Units as of immediately prior to the Closing. Notice of such vote or a copy of the written consent appointing such new Unitholder Representative shall be sent to Parent, such appointment, and any other related resignation, to be effective upon the later of the date indicated in such consent and the date such notice is received by Parent; provided, that until such notice is received, Parent, Merger Sub and the Surviving Company shall be entitled to rely on the decisions and actions of the prior Unitholder Representative as described in Section 9.10(a).

(d)         Exculpation; Indemnity; Expenses. The Unitholder Representative shall not be entitled to compensation for providing services as the Unitholder Representative, but shall be entitled to reimbursement from the Company Unitholders, Company Restricted Unitholders and Company TVU Holders of all of its out-of-pocket costs and expenses incurred as the Unitholder Representative (including through the Unitholder Representative Account). The Unitholder Representative shall not be liable to the Company Unitholders, Company Restricted Unitholders or Company TVU Holders for actions taken pursuant to this Agreement, the Escrow Agreement or the Paying Agent Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by the Unitholder Representative shall be conclusive evidence of good faith). The Company Unitholders, Company Restricted Unitholders and Company TVU Holders shall severally and not jointly (in accordance with their Allocation Percentages) indemnify and hold harmless the Unitholder Representative from and against, compensate it for, reimburse it for and pay any and all reasonable-and-out-of-pocket losses, liabilities, fines, penalties and costs and expenses of advisors, arising out of and in connection with its activities as the Unitholder Representative under this Agreement, the Escrow Agreement or the Paying Agent Agreement, in each case as such loss is suffered or incurred (collectively, “Representative Losses”); provided, that in the event it is finally adjudicated that any such indemnified Representative Losses or any portion thereof were primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of the Unitholder Representative, the Unitholder Representative shall reimburse the Company Unitholders, Company Restricted Unitholders and Company TVU Holders the amount of such indemnified Representative Losses attributable to such gross negligence, fraud, intentional misconduct or bad faith. Such Representative Losses shall be satisfied (i) first, from the Unitholder Representative Account until such fund is exhausted and (ii) thereafter, from the Company Unitholders, Company Restricted Unitholders and Company TVU Holders severally and not jointly (in accordance with their Allocation Percentages). As soon as practicable after the date on which the final obligation of the Unitholder Representative under this Agreement, the Escrow Agreement and the Paying Agent Agreement has been discharged or such other date as the Unitholder Representative deems appropriate, the Unitholder Representative shall pay any amounts remaining in the Unitholder Representative Account to the Company Unitholders, Company Restricted Unitholders and Company TVU Holders (or their respective designees) in accordance with their Allocation Percentages. In no event shall Parent, Merger Sub or the Surviving Company be required to reimburse or otherwise be responsible for any Representative Losses.

Section 9.11        No Third Party Beneficiaries. Except for (a) the right of the Company Indemnified Parties to enforce the provisions of Section 5.8, (b) at and after the Effective Time and subject to the consummation of the Merger, the rights of the Company Unitholders to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time and subject to the consummation of the Merger, the rights of the holders of the Company Restricted Units and Company TVUs to receive the payments contemplated by the applicable provisions of Section 2.11, in each case in accordance with the terms and conditions of this Agreement, (d) rights expressly provided in Section 5.7(d), (e) rights expressly provided in Section 9.20 and (f) the rights of Nonparty Affiliates with solely with respect to Section 9.14, each of the Parties agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 9.12      Construction. The Parties acknowledge that (a) the Parties have had the opportunity to exercise business discretion in relation to the negotiation of the details of the Transactions, (b) this Agreement is the result of arms-length negotiations from equal bargaining positions and (c) the Parties and their respective counsel participated in the preparation and negotiation of this Agreement. Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

Section 9.13    Conspicuous & Headings. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE OR ENFORCEABLE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE OR ALL-CAPS FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW. The headings of the several articles and sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 9.14      Nonparty Affiliates. Except in the case of Fraud or to the extent otherwise set forth in the Confidentiality Agreement, all liabilities or Actions (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties in the preamble to this Agreement. No Person who is not a Party to this Agreement, including any past, present or future equityholder, Affiliate, Representative, successor or assignee of, and any financial advisor or lender to, any Party, or any past, present or future equityholder, Affiliate, Representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any liabilities or Actions arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement), and, to the maximum extent permitted by Law, each Party hereby waives and releases all such liabilities or Actions against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Confidentiality Agreement, each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to, this Agreement. For the avoidance of doubt, nothing in this Agreement shall limit the recourse of any Party or any of its Affiliates in respect of Fraud.

Section 9.15       Conflicts and Privilege. The Parties agree that, as to all communications among Kirkland & Ellis LLP (“Kirkland”), on the one hand, and the Unitholder Representative, the Company and any of its Subsidiaries and their respective direct and indirect equity holders and Affiliates, on the other hand, that relate to the negotiation of this Agreement or any Ancillary Agreement or any of the Transactions, are subject to attorney-client privilege and the expectation of client confidence belongs to the Unitholder Representative and may be controlled by the Unitholder Representative and shall not pass to or be claimed by Parent, the Surviving Company or any of their respective Subsidiaries from and after the Closing. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Company or any of their respective Subsidiaries and a Third Party other than another Party or such Party’s equityholders (including the Company Unitholders) or Affiliates after the Closing, the Surviving Company and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Kirkland to such Third Party; provided, however, that the Surviving Company and its Subsidiaries may not waive such privilege without the prior written consent of the Unitholder Representative (which consent may be given or withheld in the Unitholder Representative’s sole discretion).

Section 9.16       Time of Essence. This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

Section 9.17       Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement that is manifestly unjust.

Section 9.18     Disclosure Schedules. Any fact or item disclosed in any Section of the Disclosure Schedules delivered by a Party shall be deemed disclosed in each other Section of the Disclosure Schedules delivered by such Party to which such fact or item may apply so long as it is reasonably apparent on its face that such disclosure is applicable to such other Section of the Disclosure Schedules delivered by such Party. The headings contained in each Disclosure Schedule are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in a Disclosure Schedule or this Agreement. The Disclosure Schedules are not intended to constitute, and shall not be construed as, an admission or indication that any such fact or item is required to be disclosed. Neither the specification of any Dollar amount in the representations and warranties contained in this Agreement nor the inclusion of any fact or item disclosed in the Disclosure Schedules shall by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement; and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Disclosure Schedules in any dispute or controversy as to whether any obligation, item or matter not described or included in the Disclosure Schedules is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business. The Disclosure Schedules shall not be deemed to expand in any way the scope or effect of any of representations, warranties, covenants or agreements contained in this Agreement. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not constitute, or be interpreted to expand the scope of the Parties’ respective representations and warranties, covenants, conditions or agreements contained in this Agreement. Matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected herein and may be included solely for informational purposes. No disclosure on a Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The information contained in the Disclosure Schedules shall be kept strictly confidential by the Parties and no Third Party may rely on any information disclosed or set forth therein. Moreover, in disclosing the information in the Disclosure Schedules, each and every Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.

Section 9.19       Specific Performance. The Parties agree that irreparable damage would occur, for which no adequate remedy at law would exist and for which monetary damages would be inadequate, in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that, unless and until (subject to the provisions of this Agreement which expressly survive termination hereof) the Company or Parent has terminated this Agreement in accordance with Section 7.1, the Company, on one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation to consummate the Transactions, subject to the terms and conditions of this Agreement) in addition to any other remedy to which such Party is entitled at law or in equity; provided that the Parties agree and acknowledge that in no event shall the Company have the right to specifically enforce the Debt Commitment Letter or to cause Parent or any of its Subsidiaries to enforce the Debt Commitment Letter to cause any Debt Financing Sources to consummate the Debt Financing. Each of the Parties hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief. The Parties acknowledge and agree that if the Company or Parent exercises its right to terminate this Agreement pursuant to Section 7.1, then such Person shall not thereafter have the right to specific performance pursuant to this Section 9.19 (other than to enforce the performance of such other Party’s obligations under this Agreement that expressly continue following termination of this Agreement). To the extent any Party brings any Action before a Governmental Authority to enforce specifically the performance of the terms and provisions of this Agreement or any Ancillary Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending plus an additional twenty (20) Business Days or (ii) such other time period established by the Governmental Authority presiding over such Action.

Section 9.20        Debt Financing Sources.

(a)          Subject to the rights of the parties to the Debt Commitment Letter, under the terms thereof, none of the Parties or any of their respective Affiliates shall have any rights or claims against any of the Debt Financing Sources in connection with the terms of this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise.

(b)        Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Parent and its Affiliates under or pursuant to the Debt Commitment Letter or any other agreement entered into with respect to the Debt Financing), each of the Parties to this Agreement on behalf of itself and each of its Controlled Affiliates hereby: (a) agrees that any legal Action (whether in law or in equity, whether in contract or in tort or otherwise), involving the Debt Financing Sources, arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each Party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York (provided, however, that notwithstanding the forgoing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that (A) the interpretation of the definition of Company Material Adverse Effect (and whether or not a Company Material Adverse Effect has occurred), (B) the determination of the accuracy of any “Specified Transaction Representation” (as such term or similar term may be defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Parent, Merger Sub or any of their respective Affiliates have the right to terminate its or their obligations hereunder pursuant to Section 7.1(d) or decline to consummate the Closing as a result thereof pursuant to Section 7.1 and (C) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, shall in each case be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any other jurisdiction), (b) agrees not to bring or support or permit any of its Controlled Affiliates to bring or support any legal Action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable legal requirements trial by jury in any legal Action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Debt Financing Sources will have any liability to the Company or its Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company, its Subsidiaries or their respective Affiliates shall bring or support any legal Action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal Action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (x) that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 9.20 (and the definitions of any terms used in this Section 9.20) and (y) to the extent any amendments to any provision of this Section 9.20 (or, solely as they relate to such Section, the definitions of any terms used in this Section 9.20) are materially adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent of the Debt Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 9.20 shall in any way affect any Party’s or any of their respective Affiliates’ rights and remedies under any binding agreement between a Debt Financing Source and such Party.

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

COMPANY:

MAVERICK NATURAL RESOURCES, LLC

By:	/s/Richard A. Gideon
Name:	Richard A. Gideon
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

PARENT:

DIVERSIFIED ENERGY COMPANY PLC

By:	/s/ Benjamin N. Sullivan
Name:	Benjamin N. Sullivan
Title:	Senior Executive Vice President & Chief Legal and Risk Officer

MERGER SUB:

REMINGTON MERGER SUB, LLC

By:	/s/ Benjamin N. Sullivan
Name:	Benjamin N. Sullivan
Title:	Senior Executive Vice President & Chief Legal and Risk Officer

DGOC:

DIVERSIFIED GAS & OIL CORPORATION, solely for purposes of Section 7.3 herein

By:	/s/ Benjamin N. Sullivan
Name:	Benjamin N. Sullivan
Title:	Senior Executive Vice President & Chief Legal and Risk Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

UNITHOLDER REPRESENTATIVE:

EIG MANAGEMENT COMPANY, LLC, solely for purposes of Section 2.7, Section 2.8, Section 2.10, Article VIII and Article IX herein

By:	/s/ Jean Powers
Name:	Jean Powers
Title:	Managing Director

By:	/s/ Billy Rogers
Name:	Billy Rogers
Title:	Senior Vice President

[Signature Page to Merger Agreement]

Appendix A

DEFINITIONS

“2024 Required Information” has the meaning set forth in Section 5.9(b).

“280G Waiver” has the meaning set forth in Section 8.7(b).

“A&R LLC Agreement” has the meaning set forth in Section 2.13.

“ABS Debt” means the aggregate amount of debt outstanding under the Indenture.

“Acceptable Confidentiality Agreement” means a confidentiality agreement on terms no less favorable to Parent than the terms of the Confidentiality Agreement that does not prohibit compliance by Parent with any of the provisions of Section 5.15 as between the Company, on the one hand, and Parent, on the other hand.

“Accounts” means the audited consolidated accounts of Parent and its Subsidiaries as of and for the financial year ended on December 31, 2023 (including the related directors’ and auditor’s reports; the consolidated income statement, the consolidated statement of comprehensive income and expense, the consolidated statement of changes in equity, the consolidated statement of financial position, the consolidated statement of cash flow, the balance sheet and all related explanatory notes).

“Accredited Investor Certificate” has the meaning set forth in Section 5.21.

“Action” means any action, demand, charge, claim, litigation, suit, proceeding, investigation (formal or informal), complaint, arbitration, mediation, audit, order or government inquiry (whether in Contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity).

“Affiliate” means, with respect to any Person, any Person that directly or indirectly Controls, is Controlled by or is under common Control with such Person; provided, that notwithstanding the foregoing, the Company Unitholders and their Affiliates, including any Person that is a portfolio company of EIG, a portfolio company of any investment fund managed by EIG or a portfolio company of any investment fund managed by an Affiliate of EIG (other than the Company or any of its Subsidiaries), shall not be considered Affiliates of the Company, any of its Subsidiaries or the Unitholder Representative. Notwithstanding anything to the contrary herein, (a) prior to Closing, the Company and its Subsidiaries shall each be deemed to be Affiliates of the Unitholder Representative, and not Parent, and (b) from and after Closing, the Surviving Company and each of the Surviving Company’s Subsidiaries shall be deemed to be Affiliates of Parent.

“Agreement” has the meaning set forth in the Preamble of this Agreement.

“Allocation Dispute Resolution Period” has the meaning set forth in Section 8.4.

Appendix A-1

“Allocation Percentage” means with respect to any Company Unitholder, Company Restricted Unitholder and Company TVU Holder, the percentage of each of the Estimated Cash Consideration, Closing Cash Payment, the Stock Consideration, Escrow Amount, Unitholder Representative Expense Amount and Post-Closing Adjustment payable to such Company Unitholder, Company Restricted Unitholder and/or Company TVU Holder in accordance with the applicable provisions of this Agreement and the Company Limited Liability Company Agreement as of immediately prior to the Effective Time, and set forth on the Consideration Spreadsheet.

“Alternative Financing” has the meaning set forth in Section 5.10(b).

“Alternative Financing Commitment Letter” has the meaning set forth in Section 5.10(b).

“Ancillary Agreements” means the Relationship Agreement, Escrow Agreement, the Registration Rights Agreement, the Paying Agent Agreement, the Certificate of Merger and any other agreement, instrument or certificate required by, or contemplated in connection with, this Agreement to be executed by any of the Parties, the Unitholder Representative or any Company Designee as contemplated by this Agreement, in each case, only as is applicable to the relevant Party or Parties to such Ancillary Agreement, as indicated by the context in which such term is used.

“Annual Financial Statements” has the meaning set forth in Section 3.8(a).

“Antitrust Law” means the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Accounting Principles” means (a) to the extent consistent with GAAP, the accounting principles and practices applied in the Interim Financial Statements and (b) if not addressed in clause (a), GAAP.

“Assets” means, wither respect to a Person, (a) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Leases set forth on Schedule A-1 and the interests in lands covered thereby or included in Spacing Units with which the Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Leases, operating agreements, unitization, communitization and pooling agreements and declarations, orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), reversionary interests, back-in interests, reservations, and concessions; (b) all Wells located on or producing from any of the Leases, Spacing Units, or Mineral Interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof); (c) all surface fee interests, surface rights, easements, surface use agreements, rights-of-way, licenses and Permits, in each case, in connection with Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons (the “Surface Rights and ROWs”); (d) all interests in machinery, fixtures, inventory, equipment (including Well equipment and machinery), production, completion, injection, rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property, in each case, located on the Leases or Spacing Units or used in connection with Leases or the drilling of Wells (the “Equipment”); (e) all Hydrocarbon gathering, treating, compression, transmission and/or handling systems, storage terminals and storage facilities, produced and fresh water pipelines, recycling and disposal systems and all associated equipment pertaining to the foregoing (“Midstream Assets”); and (f) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

Appendix A-2

“Base Cash Consideration” means $207,100,000.

“Benefit Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other bonus, deferred compensation, incentive compensation, employment, individual consulting or other compensation agreement, equity, equity purchase or any other equity-based compensation, change in control, retention, stay bonus, termination or severance, sick leave, pay, salary continuation for disability, hospitalization, medical insurance, retiree welfare, life insurance, employee assistance, education or tuition assistance, or fringe benefit or other compensation or employee benefit policy, plan, program, agreement or arrangement, in each case whether or not written, other than any such plan or arrangement maintained by any Governmental Authority.

“Bluebonnet” means Bluebonnet Resources, LLC.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of Texas or in London, England.

“Business IT Systems” has the meaning set forth in Section 3.30(e).

“Cash” means all cash and cash equivalents (which are convertible into cash within thirty (30) days), calculated (a) net of any bank overdrafts and (b) including cash, transfers and checks received but not yet cleared, net of any outstanding transfers, drafts, checks written by, or wires issued by or on behalf of the Company. Notwithstanding anything to the contrary herein, “Cash” shall include the restricted cash of the Company.

“Central Time” means the central time zone of the United States of America.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash Payment” has the meaning set forth in Section 2.4(a).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing RBL Debt” has the meaning set forth in Section 2.6.

“Code” means the United States Internal Revenue Code of 1986, as amended.

Appendix A-3

“Communications Act” means the Communications Act of 1934, as amended and the implementing regulations of the Federal Communications Commission.

“Companies Act” means the UK Companies Act 2006, as amended from time to time.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 5.7(e).

“Company Assets” means the Assets owned by the Company and its Subsidiaries.

“Company Benefit Plan” means any Benefit Plan (x) sponsored, maintained, administered, contributed to or required to be contributed by the Company or any of its Subsidiaries for the benefit of any current or former Service Provider (or any dependent or beneficiary thereof) or (y) under which any of the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Common Units” means the membership interests of the Company.

“Company Competing Transaction” has the meaning set forth in Section 5.18(a).

“Company Credit Agreement” means that certain Credit Agreement, originally dated as of April 1, 2022 (as amended, modified and otherwise supplemented prior to the date hereof), by and among Maverick Natural Resources II, LLC, Maverick Asset Holdings, LLC, JPMorgan Chase Bank, N.A., as the administrative agent, and the other lenders party thereto, as may be amended, restated, amended and restated, extended, refinanced, replaced, modified or supplemented from time to time in accordance with its terms.

“Company Credit Indebtedness” means the debt outstanding and all obligations due under the Company Credit Agreement.

“Company Credit Support Instruments” has the meaning set forth in Section 3.36.

“Company Designees” means the Persons owning, directly or indirectly through ownership of Interests in one or more other Person, Interests in a Company Unitholder.

“Company Disclosure Schedules” has the meaning set forth in Article III.

“Company Equity Awards” means, collectively, the Company Restricted Units, Company TVUs and Incentive Units.

“Company Execution Date Hedging Portfolio” has the meaning set forth in Section 3.32.

“Company Financial Statements” has the meaning set forth in Section 3.8(a).

“Company Fundamental Representations” means the representations and warranties in Section 3.1 (Existence and Qualification), Section 3.2 (Organizational Power), Section 3.3 (Authorization and Enforceability), Section 3.4 (Capitalization) (other than clause (a)), Section 3.12 (Absence of Certain Changes) (other than clause (c)) and Section 3.33 (Liability for Brokers’ Fees).

Appendix A-4

“Company Indemnified Parties” has the meaning set forth in Section 5.8(a).

“Company Independent Petroleum Engineers” has the meaning set forth in Section 3.19(a).

“Company Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had, or would reasonably be expected to have a material adverse effect on the business, results of operations, condition (financial or otherwise), properties or assets of the Company and its Subsidiaries, taken as a whole; provided, however, that “Company Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company and its Subsidiaries operate; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action expressly required by this Agreement or any Ancillary Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Parent; (vi) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof, after the Execution Date; (vii) the announcement or pendency of the Transactions, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (viii) any natural or man-made disasters or acts of God, (ix) any epidemics, pandemics, disease outbreaks, or other public health emergencies; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, further, that, with respect to clauses (i), (ii), (iii), (iv), (vi), (viii) or (ix), the impact of such event, occurrence, fact, condition or change is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated companies.

“Company Material Contracts” has the meaning set forth in Section 3.13(a).

“Company Midstream Assets” means the Midstream Assets owned by the Company and its Subsidiaries.

“Company Reserve Report” has the meaning set forth in Section 3.19(a).

“Company Restricted Unitholder” means any holder of Company Restricted Units as of immediately prior to the Effective Time.

“Company Restricted Units” means awards of restricted Company Common Units (or the value thereof) that vest solely based on the passage of time.

“Company TVU Holder” means any holder of Company TVUs as of immediately prior to the Effective Time.

“Company TVUs” means awards of time-vested units that represent the right to receive Company Common Units (or the value thereof) of the Company that vest solely based on the passage of time.

Appendix A-5

“Company Unitholder” means any holder of Company Common Units as of immediately prior to the Effective Time.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 19, 2024, by and between the Company and DGOC.

“Consideration Spreadsheet” has the meaning set forth in Section 2.14(a).

“Continuing Employees” has the meaning set forth in Section 5.7(a).

“Contracts” means all written contracts, licenses, mortgage, bond, instrument, agreements, or other legally binding arrangements, excluding Leases, Surface Rights and ROWs, Permits, and any other instrument creating or memorializing the ownership of any Lease, Well or Surface Rights and ROWs and Permits included in the Company Assets, and excluding the Company Benefit Plans and Labor Agreements.

“Control” or “Controlled” means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. The terms “Controls” and “Controlled by” and other derivatives shall be construed accordingly.

“Current Assets” means, without duplication, the current assets of the Company and its Subsidiaries (other than Cash and unsettled derivatives that mature less than twelve months from the Lock Box Date, but including realized hedge receivables prior to the Lock Box Date), determined in accordance with the Illustrative Example of Net Working Capital in Exhibit G, and if not inconsistent with the items set forth therein or otherwise in this definition, GAAP. “Unsettled derivatives” include unrealized hedges to be settled or realized in periods after the Lock Box Date.

“Current Liabilities” means, without duplication, the current liabilities of the Company and its Subsidiaries (other than debt for borrowed money that matures less than twelve months from the Lock Box Date and unsettled derivatives that mature less than twelve months from the Lock Box Date, but including realized hedge payables prior to the Lock Box Date and any liabilities or payment obligations in respect of Suspense Funds (other than any Suspense Funds held by the Company and its Subsidiaries related to oil and gas interests divested by the Company and its Subsidiaries prior to the Execution Date)), determined in accordance with the Illustrative Example of Net Working Capital in Exhibit G, and if not inconsistent with the items set forth therein or otherwise in this definition, GAAP. “Unsettled derivatives” include unrealized hedges to be settled or realized in periods after the Lock Box Date.

“Customary Post-Closing Consent” means any registration, declaration, notice, filing, consent or approval with or from a Governmental Authority that is customarily obtained after the closing of transactions similar to the Transactions if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if specifically enumerated conditions set forth in such applicable Law are satisfied.

Appendix A-6

“D&O Provisions” has the meaning set forth in Section 5.8(a).

“Debt” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money (including amounts outstanding under overdraft facilities) or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by notes, debentures, bonds, debt-like preferred equity security, security agreements or other similar instruments, (c) reimbursement obligations of such Person in respect of drawn letters of credit, performance bonds, bank guarantees, bankers’ acceptances or similar instruments issued or accepted by banks and other financial institutions for the account of such Person, (d) all declared but unpaid distributions, (e) obligations in respect of the deferred purchase price of property, goods or services (including “earn-out” or other similar contingent payment obligations to the maximum extent payable), (f) indebtedness of others as described in clauses (a) through (e) above guaranteed, directly or indirectly, by such Person or for which such Person is liable as obligor, surety, by Contract, or otherwise, and (g) any outstanding accrued and unpaid interest, breakage cost, make-whole payments, fees prepayment, premiums, penalties and other charges relating to any of other obligations described in this definition; but Debt does not include (i) accounts payable to trade creditors or accrued expenses, in each case arising in the ordinary course of business and that have not been paid consistent with past practice, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business, (ii) any amounts included in Transaction Expenses, (iii) any intercompany indebtedness owing by the Company or any of its wholly owned Subsidiaries on the one hand, to the Company or any of its wholly owned Subsidiaries, on the other hand, (iv) any obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a finance lease on a balance sheet of such Person under GAAP and (v) any obligations included in Current Liabilities.

“Debt Commitment Letter” has the meaning set forth in Section 4.15(a).

“Debt Financing” means any debt financing incurred, including borrowing under revolving, long-term or bridge loans, in each case by Parent or any of its Subsidiaries in connection with the Merger.

“Debt Financing Sources” means any syndicate or other group engaged for any and all purposes of the Debt Financing, including the parties providing or arranging financing pursuant to any commitment letters, engagement letters, credit or joint venture participations or other agreements entered pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees, agents, advisors, and representatives and their respective successors and permitted assigns.

“Depositary Receipts” has the meaning set forth in Section 2.8(b)(iv).

“DGOC” has the meaning set forth in the Preamble of this Agreement.

“Disclosure Schedules” means the Company Disclosure Schedules and the Parent Disclosure Schedules.

“Disputed Amounts” has the meaning set forth in Section 2.7(b).

“DLLCA” has the meaning set forth in Section 2.1.

Appendix A-7

“DOJ” means the U.S. Department of Justice.

“Effective Time” has the meaning set forth in Section 2.3.

“EIG” means EIG Management Company, LLC.

“EIG Concert Party” means EIG Management Company, LLC and any of its persons acting in concert (as that term is defined in the Takeover Code).

“Encumbrance” means any defect, encumbrance, charge, claim, license, limitation, condition, equitable interest, mortgage, deed of trust, lien, pledge, security interest, right of first refusal and/or right of first offer, pre-emptive right, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership of real or personal property.

“Environmental Laws” means any Law (including common law) relating to pollution, natural resources, the protection or restoration of the environment, natural resources or, as such relates to the management of or exposure to Hazardous Substances, occupational health and safety. The term “Environmental Laws” does not include good or desirable operating practices voluntarily employed or adopted by other oil and gas well operators that are not required by a Governmental Authority.

“Environmental Permits” means Permits required under Environmental Laws.

“Equipment” has the meaning set forth in the definition of the term “Assets.”

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person or entity treated as a single employer with the Company or any of its Subsidiaries or Parent or any of its Subsidiaries within the meaning of Section 414(b), (c), (m), or (o) of the Code and the rules and regulations issued thereunder.

“Escrow Account” has the meaning set forth in Section 2.8(a)(i).

“Escrow Agent” means Citizens Bank, N.A.

“Escrow Agreement” means that certain Escrow Agreement to be entered into at the Closing by and among the Escrow Agent, Parent and the Unitholder Representative, substantially in the form agreed to by the Parties prior to Closing, to establish the Escrow Account.

“Escrow Amount” means $5,000,000.

“Estimated Cash Consideration” means an amount in cash equal to (a) the Base Cash Consideration minus (b) the Estimated Leakage minus (c) the Estimated Transaction Expenses minus (d) the RBL Adjustment Amount.

“Estimated Closing Statement” has the meaning set forth in Section 2.6.

Appendix A-8

“Estimated Leakage” has the meaning set forth in Section 2.6.

“Estimated Transaction Expenses” has the meaning set forth in Section 2.6.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Execution Date” has the meaning set forth in the Preamble of this Agreement.

“Executive Officers” means the Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Company.

“Expenses” has the meaning set forth in Section 7.3(a).

“FCA” means the United Kingdom’s Financial Services Authority acting in its capacity as relevant competent authority the United Kingdom under Part VI of the Financial Services and Markets Act 2000.

“FCC” means the Federal Communications Commission, or any successor thereto.

“FERC” means the Federal Energy Regulatory Commission, or any successor thereto.

“Final Cash Consideration” means an amount in cash equal to (a) the Base Cash Consideration minus (b) the Final Leakage minus (c) the Final Transaction Expenses minus (d) the RBL Adjustment Amount.

“Final Leakage” has the meaning set forth in Section 2.7(a).

“Final Transaction Expenses” has the meaning set forth in Section 2.7(a).

“Financial Statements” has the meaning set forth in Section 4.8(a).

“Financing Agreements” has the meaning set forth in Section 5.10(a).

“Fraud” means actual fraud by a Party, which involves a knowing and intentional or willful misrepresentation or omission of a material fact with respect to the making of any (a) representation or warranty set forth in Article III or confirmed in the certificate delivered by the Company at Closing pursuant to Section 6.3(c), or (b) Article IV or confirmed in the certificate delivered by Parent and Merger Sub at Closing pursuant to Section 6.2(c), as applicable, and in each case, with the specific intention that the other Party hereto rely thereon to such Person’s detriment, and does not include any fraud claim based on negligent misrepresentation, recklessness or any equitable fraud or promissory fraud.

“FSMA” means the Financial Services and Markets Act 2000.

“FTC” means the U.S. Federal Trade Commission.

“Funds Flow” has the meaning set forth in Section 2.14(b).

Appendix A-9

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any instrumentality, subdivision, court, administrative agency, county, commission, official or other authority of the United States or any other country or any state, province, territory, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, arbitral, police, regulatory, taxing, importing or other governmental or quasi-governmental authority or any public or private arbitral body.

“Hazardous Substances” means any pollutants, contaminants, substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or form the basis of liability under, any Environmental Laws due to their hazardous or toxic characteristics, including petroleum, Hydrocarbons, or petroleum products, asbestos or asbestos containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls and NORM.

“Hedging Transaction” means a transaction that is (a) a swap, basis swap, option, forward contract, collar, three-way collar, or similar transaction entered into “over-the-counter,” (b) involving, or settled by reference to, one or more commodities and (c) intended to hedge the risks associated with the production of Hydrocarbons.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, and all minerals, products and substances extracted, separated, processed and produced therefrom or therewith.

“Imbalances” means all Well Imbalances and Pipeline Imbalances.

“Incentive Plan” has the meaning set forth in Section 5.7(d).

“Incentive Plan Participant” has the meaning set forth in Section 5.7(d).

“Incentive Unit” means an award of cash-settled Incentive Units issued under the Long Term Incentive Plan.

“Incentive Unitholder” means any holder of Incentive Units as of immediately prior to the Effective Time.

“Indenture” means that certain Base Indenture dated as of October 26, 2023 by and among MNR ABS Issuer I, LLC, as issuer (the “Issuer”), MNR ABS Agent Corp. (“AgentCorp”) and UMB Bank, N.A., as indenture trustee (the “Indenture Trustee”), note registrar, paying agent and securities intermediary, as supplemented by the Series 2023-1 Supplement dated as of October 26, 2023, by and among the Issuer, AgentCorp and the Indenture Trustee, each as may be further amended, restated, amended and restated, extended, refinanced, replaced, modified or supplemented from time to time in accordance with its terms.

Appendix A-10

“Independent Accountants” has the meaning set forth in Section 2.7(b).

“Intellectual Property Rights” means intellectual property rights in any of the following to the extent subject to protection under applicable Law: (a) trademarks, service marks, logos and trade names; (b) patents; (c) copyrights; (d) internet domain names; (e) rights of publicity; (f) trade secrets and other material proprietary and confidential information; and (g) any registrations or applications for registration for any of the foregoing.

“Interest Reduction” has the meaning set forth in the definition of the term “Permitted Encumbrances.”

“Interests” means, with respect to any Person: (a) capital stock, membership interests, units, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person (including the right to participate in the management and business and affairs or otherwise Control such Person); (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to subscribe for, purchase or otherwise acquire any of the foregoing.

“Interim Financial Statements” has the meaning set forth in Section 3.8(a).

“Kirkland” has the meaning set forth in Section 9.15.

“Knowledge” means, with respect to the Company, the information actually and personally known by the individuals set forth on Section 1.2 of the Company Disclosure Schedules after reasonable inquiry of such individual’s direct reports and, with respect to Parent and Merger Sub, the information actually and personally known by the individuals set forth on Section 1.2 of the Parent Disclosure Schedules after reasonable inquiry of such individual’s direct reports and, with respect to Parent’s knowledge of matters related to the Non-Controlled Parent Subsidiaries, after reasonable inquiry.

“Labor Agreement” means any collective bargaining agreement or similar Contract with any labor union, labor organization, works council or other authorized employee representative representing employees of the Company or any of its Subsidiaries.

“Laws” means all statutes, laws, common laws, treaties, acts, constitutions, regulations, rules, codes, by-laws, injunctions, judgments, binding decrees, ordinances, rulings, awards, writs, orders or other binding requirement of any Governmental Authority.

Appendix A-11

“Leakage” means any of the following, without duplication, to the extent occurring during the period from and after the Lock Box Date and prior to the Effective Time, but excluding any Permitted Leakage: (a) any dividend or distribution of profits or assets (whether in cash or in kind) declared, paid or made (whether actual or deemed) by the Company or any of its Subsidiaries to, or for the benefit of, any Company Unitholders or any of their Affiliates (other than the Company and its Subsidiaries) in respect of any Company Common Units or Interests in any Subsidiary of the Company, or otherwise; (b) any payments made or agreed to be made by the Company or any of its Subsidiaries to, or for the benefit of, the Company Unitholders or any of their Affiliates (other than the Company and its Subsidiaries), in respect of any Company Common Units or Interests in any Subsidiary of the Company being issued, redeemed, purchased or repaid, or any other return of capital; (c) any waiver, forgiveness, forbearance, discount, deferral or release of (i) any amount, obligation or liability owed to, or for the benefit of, the Company or any of its Subsidiaries by any Company Unitholder or any of their Affiliates (other than the Company and its Subsidiaries) or (ii) a claim against any Company Unitholder or any of its Affiliates (other than the Company and its Subsidiaries); (d) any lending or borrowing between the Company or any of its Subsidiaries and any Company Unitholder or any of its Affiliates (other than the Company or its Subsidiaries) that is not repaid at or prior to the Closing; (e) any payment or transfer, assignment, or surrender of assets, rights, or other benefits or rendering of services to, or for the benefit of, any Company Unitholder or any of its Affiliates (other than the Company or its Subsidiaries); (f) any obligation of any Company Unitholder or any of its Affiliates (other than the Company or its Subsidiaries) that is assumed, accrued, incurred, secured or guaranteed (or any indemnity given in respect thereof) by the Company or any of its Subsidiaries; (g) the creation of any Encumbrance over any asset of the Company or any of its Subsidiaries in favor of any Company Unitholder or any of its Affiliates (other than the Company or its Subsidiaries) that is not irrevocably and unconditionally released as of the Closing; (h) any Taxes incurred by the Company or any of its Subsidiaries as a result of any of the foregoing; and (i) the making of or entering into of any agreement or binding arrangement or commitment relating to any of the foregoing matters. For the avoidance of doubt, in no event shall the payment of any insurance premiums or deductibles by the Company and its Subsidiaries with respect to the insurance policies maintained for the benefit of the Company and its Subsidiaries by the Company Unitholders or their Affiliates be deemed Leakage.

“Leases” means, with respect to a Person, all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, Mineral Interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which such Person acquires or obtains operating rights in and to Hydrocarbons.

“Listing Rules” means the listing rules made by the FCA in accordance with sections 73A(1) and 73A(2) of FSMA, as in force from time to time.

“Lock Box Date” means October 1, 2024.

“Long Term Incentive Plan” means the Maverick Natural Resources, LLC Long Term Incentive Plan, effective as of August 16, 2019.

“Losses” means all losses, costs, liabilities, obligations, expenses, fines, penalties, interest, expenditures, claims, awards, settlements, judgments, damages, reasonable attorneys’ fees and other expenses of investigating, defending and prosecuting litigation.

“LSE” means the London Stock Exchange plc.

“Market Abuse Regulations” means the Market Abuse Regulation (EU) No. 596/2014 in such form as incorporated into the law of England and Wales by the European Union (Withdrawal) Act 2018.

“Material Permits” has the meaning set forth in Section 3.10.

Appendix A-12

“Measurement Date” has the meaning set forth in Section 4.4(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.4(a).

“Merger Sub” has the meaning set forth in the Preamble of this Agreement.

“Midstream Assets” has the meaning set forth in the definition of the term “Assets.”

“Mineral Interests” means any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.

“Money Laundering Laws” has the meaning set forth in Section 3.43.

“Mustang Asset Sales” means (A) the sale by Breitburn Operating LP, a Subsidiary of the Company, of certain assets pursuant to (i) that certain Purchase and Sale Agreement dated September 4, 2024, by and between Breitburn Operating LP and Long Wave Energy, LLC, (ii) that certain Assignment and Bill of Sale dated November 1, 2024, by and between Breitburn Operating LP and Fortress Energy Partners IV, LLC; (iii) that certain Assignment dated effective November 1, 2024, by and between Breitburn Operating LP and Mewbourne Oil Company; (iv) that certain Assignment and Bill of Sale effective June 1, 2024, by and between Breitburn Operating LP and 4-Sight Operating Company; (v) that certain Assignment and Bill of Sale dated May 1, 2024, by and between Breitburn Operating LP and Land Mark Energy Partners, LLC; (vi) that certain Letter Agreement dated May 1, 2024, by and between Breitburn Operating LP and Landmark Energy Partners, LLC; and (vii) that certain Letter Agreement dated January 7, 2025, by and between Maverick Natural Resources, LLC and Ridge Runner Resources Intermediate II, LLC; (B) the sale by Maverick Permian Agent Corp, a Subsidiary of the Company, of certain assets pursuant to that certain Assignment dated effective December 1, 2024, by and between Maverick Permian Agent LLC and MRC Permian Company; (C) the sale by Unbridled Resources, LLC, a Subsidiary of the Company, of certain assets pursuant to that certain Farmout Agreement dated December 1, 2024, by and between Unbridled Resources, LLC and Reign Operating, LLC; and (D) the sale by Maverick Permian LLC, a Subsidiary of the Company, of certain assets pursuant to that certain Wellbore Assignment and Bill of Sale dated effective December 1, 2024, by and between Maverick Permian LLC and BTA Oil Producers, LLC.

“Net Revenue Interest” means with respect to the Company Assets or Parent Assets, as applicable, reflected in the applicable Reserve Report, that interest of the Company or Parent and their Subsidiaries in Hydrocarbons produced and marketed from or attributable to such Company Asset or Parent Asset, as applicable, after giving effect to all royalties and other burdens on production.

“Net Working Capital” an amount equal to (a) the Current Assets of the Company and its Subsidiaries, minus (b) the Current Liabilities of the Company and its Subsidiaries, calculated in accordance with the Applicable Accounting Principles, taking into account only those components (i.e., only those line items) and adjustments reflected on the Illustrative Example of Net Working Capital attached hereto as Exhibit G.

Appendix A-13

“New Plans” has the meaning set forth in Section 5.7(b).

“Non-Controlled Parent Subsidiaries” means the entities set forth on Section 1.1 of the Parent Disclosure Schedules.

“Nonparty Affiliates” has the meaning set forth in Section 9.14.

“NORM” means naturally occurring radioactive material, including technologically enhanced naturally occurring radioactive material.

“NYSE” means the New York Stock Exchange.

“Old Plans” has the meaning set forth in Section 5.7(c).

“Order” means any final order, award, determination, directive, judgment, injunction, decree, writ, stipulation or subpoena entered, issued, made or rendered by any Governmental Authority.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof and (d) with respect to any other Person, the organizational, constituent or governing documents or instruments of such Person.

“Other Sources” means other sources of funds immediately available to Parent or its Subsidiaries.

“Outside Date” has the meaning set forth in Section 7.1(b)(i).

“Panel Confirmation” has the meaning set forth in Section 6.1(f).

“Parachute Payments” has the meaning set forth in Section 8.7(b).

“Parent” has the meaning set forth in the Preamble of this Agreement.

“Parent Acquisition Agreement” has the meaning set forth in Section 5.15(a).

“Parent Acquisition Proposal” means any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the net revenues or assets (based on the fair market value thereof) of Parent and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of Parent or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning twenty percent (20%) or more of any class of equity securities of Parent, other than in each case, the Transactions (including, for the avoidance of doubt, any Parent Financing) and any capital markets transaction permitted under Section 5.6.

Appendix A-14

“Parent Arrangements” has the meaning set forth in Section 8.7(b).

“Parent Assets” means the Assets owned by Parent and its Subsidiaries.

“Parent Board” means the board of directors of Parent.

“Parent Circular” means the shareholder circular to be sent to the Parent shareholders in connection with the Parent Shareholder Approval and the Rule 9 Shareholder Waiver (if required) under applicable Law.

“Parent Common Stock” means the ordinary shares, par value of £0.20 per share, of Parent.

“Parent Credit Agreement” means the Amended and Restated Revolving Credit Agreement, dated as of August 2, 2022, among DP RBL Co LLC, as borrower, DGOC, as existing borrower, KeyBank National Association, as administrative agent and issuing bank, Keybanc Capital Markets, as sole lead arranger and sole book runner and the lenders party thereto, as amended, modified and restated from time to time.

“Parent Disclosure Schedules” has the meaning set forth in Article IV.

“Parent Financing” means any Debt Financing or any capital markets transaction (whether debt or equity), the proceeds of which may be used to fund, or repay borrowings used to fund, any portion of the Closing Cash Payment.

“Parent Fundamental Representations” means Section 4.1 (Existence and Qualification), Section 4.2 (Organizational Power), Section 4.3 (Authorization and Enforceability), Section 4.4 (Capitalization; Subsidiaries) (other than clause (a)), Section 4.12 (Absence of Certain Changes) (other than clause (c)) and Section 4.20 (Liability for Brokers’ Fees).

“Parent Independent Petroleum Engineers” has the meaning set forth in Section 4.17(a).

“Parent Intervening Event” means a material event, fact, circumstance, development or occurrence not related to a Parent Acquisition Proposal that is not known or reasonably foreseeable to or by the Parent Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence (or the magnitude or natural consequences thereof) becomes known to the Parent Board prior to obtaining the Parent Shareholder Approval. Notwithstanding the foregoing, in no event shall the following events, changes or developments constitute a Parent Intervening Event: (i) changes in the market price or trading volume of Parent Common Stock or any other securities of Parent (it being understood that the underlying cause thereof may constitute a Parent Intervening Event), (ii) changes after the date hereof in general economic or business conditions (including, without limitation, the price of oil, natural gas and other commodities) in the United States or elsewhere in the world or (iii) any change in credit rating of Parent or the Company or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may constitute a Parent Intervening Event).

Appendix A-15

“Parent Intervening Event Recommendation Change” has the meaning set forth in Section 5.15(d).

“Parent Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has had, or would reasonably be expected to have a material adverse effect on the business, results of operations, condition (financial or otherwise), properties or assets of Parent and its Subsidiaries, taken as a whole; provided, however, that “Parent Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which Parent and its Subsidiaries operate; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action expressly required by this Agreement or any Ancillary Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company; (vi) any changes in applicable Laws or accounting rules (including GAAP or UK IFRS) or the enforcement, implementation or interpretation thereof, after the Execution Date; (vii) the announcement or pendency of the Transactions, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with Parent; (viii) any natural or man-made disasters or acts of God, (ix) any epidemics, pandemics, disease outbreaks, or other public health emergencies; or (x) any failure by Parent to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, further, that, with respect to clauses (i), (ii), (iii), (iv), (vi), (viii) or (ix), the impact of such event, occurrence, fact, condition or change is not disproportionately adverse to Parent and its Subsidiaries, taken as a whole, as compared to other similarly situated companies.

“Parent Prospectus” means the prospectus to be published by Parent following approval by the FCA in connection with the admission of the shares of Parent Common Stock to be allotted and issued as Stock Consideration pursuant to this Agreement to listing on the Official List of the FCA and to trading on the LSE’s main market for listed securities.

“Parent Recommendation” has the meaning set forth in Section 4.3(b).

“Parent Recommendation Change” has the meaning set forth in Section 5.15(b).

“Parent Reserve Report” has the meaning set forth in Section 4.17(a).

“Parent Shareholder Approval” has the meaning set forth in Section 4.3(a).

“Parent Shareholders Meeting” has the meaning set forth in Section 4.3(a).

“Parent Significant Transaction Announcement” means an announcement that Parent is required to make in connection with the Merger under the UK Listing Rules.

“Party” and “Parties” have the meanings set forth in the Preamble of this Agreement.

“Pass-Through Tax Proceeding” has the meaning set forth in Section 8.6.

Appendix A-16

“Pass-Through Tax Return” means any Tax Return of the Company or any of its Subsidiaries in respect of which items of income, gain, loss, deduction or credit are passed through, directly or indirectly, to the Company Unitholders or any of their direct or indirect owners under applicable Law pertaining to any Pre-Closing Tax Period (including, for the avoidance of doubt, the IRS Form 1065 for the taxable year of the Company ending on December 31, 2024 (assuming the Closing occurs subsequent to December 31, 2024) and the IRS Form 1065 for the taxable year of the Company ending on the Closing Date and corresponding Schedules K‑1).

“Paying Agent” means Computershare Trust Company, N.A.

“Paying Agent Agreement” means that certain Paying Agent Agreement to be entered into at the Closing by and among the Paying Agent, Parent and the Unitholder Representative, substantially in the form agreed to by the Parties prior to Closing.

“Payment Date” has the meaning set forth in Section 5.7(d).

“Payment Fund Account” has the meaning set forth in Section 2.8(a)(ii).

“Permits” means federal, state and local government licenses, permits, registrations, franchises, orders, certificates, consents, approvals, notices, variances, waivers, concessions, exemptions, qualifications and other authorizations by, or filings with, any Governmental Authority.

“Permitted Encumbrances” means any or all of the following:

(i)          the terms and conditions of all Leases, including any depth limitations or similar limitations that may be set forth therein, and all royalties and any overriding royalties, net profits interests, free gas arrangements, production payments, reversionary interests, back-in interests and other similar burdens on production to the extent that the net cumulative effect of such burdens does not (A) reduce the Company and its Subsidiaries’ Net Revenue Interest below that shown in the applicable Reserve Report for the relevant property, or (B) increase the Company and its Subsidiaries’ Working Interest above that shown in the applicable Reserve Report for the relevant property, without at least a proportionate increase in the Net Revenue Interest of the Company and its Subsidiaries for such property (clauses (A) and (B), an “Interest Reduction”);

(ii)          all unit agreements, pooling agreements, operating agreements, farmout agreements, Hydrocarbon production sales contracts, division orders and other contracts, agreements and instruments applicable to the Company Asset to the extent that the net cumulative effect of such instruments does not result in an Interest Reduction;

(iii)         all consent requirements (including Customary Post-Closing Consents), change of control provisions, tag-along rights, drag-along rights, rights of first refusal, preferential purchase rights, and similar rights with respect to the Company Assets;

(iv)         liens for Taxes or assessments not yet due and payable or being contested in good faith for which adequate reserves are maintained and reflected in the applicable Person’s financial statements in accordance with GAAP;

Appendix A-17

(v)          calls on production under the Contracts that are listed on Section 3.13 of the Company Disclosure Schedules;

(vi)        vendors, carriers, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet delinquent or which are being contested in good faith by appropriate proceedings by or on behalf of the Company or its Subsidiaries;

(vii)        all rights to consent, by required notices to, filings with, or other actions by Governmental Authorities that do not apply to the Transactions or, if they do apply, are Customary Post-Closing Consents;

(viii)        except to the extent triggered prior to the Closing Date, conventional rights of reassignment;

(ix)          easements, conditions, covenants, restrictions, servitudes, Permits, rights-of-way, surface leases, and other rights in the Company Assets for the purpose of operations, facilities, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other like purposes, or for the joint or common use of real estate, rights-of-way, facilities and equipment, which, in each case, do not materially impair the operation, or use of the Company Assets as currently operated and used;

(x)          lack of (A) contracts or rights for the transportation or processing of Hydrocarbons produced from the Company Assets, (B) any rights of way for gathering or transportation pipelines or facilities that do not constitute any of the Company Assets, or (C) in the case of any Well or other operation that has not been commenced as of the Closing Date, any permits, easements, rights of way, unit designations, production sharing agreement, pooling, proration or production or drilling units not yet obtained, formed, or created, in each case, so long as the same would not (x) impair, in any material respect, the ownership, operation or use of the affected Company Asset(s) subject thereto or affected thereby as currently owned, operated or used by the Company or its Subsidiaries, or (y) result in an Interest Reduction;

(xi)         gas balancing and other production balancing obligations, and obligations to balance or furnish make-up Hydrocarbons under Hydrocarbon sales, gathering, processing or transportation contracts;

(xii)          all Laws, and all rights reserved to or vested in any Governmental Authority (A) to control or regulate any Company Asset in any manner; (B) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Company Assets; (C) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned and operated; or (D) to enforce any obligations or duties affecting the Company Assets to any Governmental Authority with respect to any right, power, franchise, grant, license or permit;

Appendix A-18

(xiii)       liens created under the Company Assets or operating agreements or by operation of Law in respect of obligations customary in the oil and gas industry that are not yet delinquent or that are being contested in good faith by appropriate proceedings by or on behalf of the Company or its Subsidiaries;

(xiv)        any lien, charge or other Encumbrance on or affecting the Company Assets that is discharged by the Company or its Subsidiaries at or prior to Closing at no expense to Company, its Subsidiaries, Parent or Merger Sub or waived by Parent at or prior to Closing;

(xv)        defects arising out of any mortgage (whether or not subordinated) that encumbers a Third Party lessor’s oil, gas or mineral estate from which title to the relevant Lease is derived, unless a complaint of foreclosure has been duly filed or any similar action taken by the mortgagee thereunder;

(xvi)       the terms and conditions of any Company Material Contracts, but excluding, however, any Lease, Surface Rights and ROWs or other instrument creating or evidencing an interest in the Assets or any real or immovable property related to or used in connection with the operations of any Assets if the net cumulative of such contracts do not result in an Interest Reduction;

(xvii)       defects based on or arising out of the failure of a Lease to hold after the Closing Date a specified number of net mineral acres after the primary term of such Lease has expired based on any provision in the Lease providing that the Lease holds only acreage within the proration units as to wells producing in paying quantities (or that are held payments in lieu of such production) to the extent that the net cumulative effect of such defects does not result in an Interest Reduction;

(xviii)     any Encumbrances created by Law or reserved in the Leases for royalties, bonus or rental, or created to secure compliance with the terms of the Leases that (A) are not yet delinquent or (B) are being contested in good faith by appropriate proceedings on behalf of the Company or its Subsidiaries;

(xix)       defects arising out of the lack of corporate or other entity authorization unless Parent provides affirmative evidence that such corporate or other entity action was not authorized and results in another Person’s superior claim of title to the relevant Company Asset;

(xx)        defects arising out of lack of survey or lack of metes and bounds descriptions, unless a survey is expressly required by applicable Laws;

(xxi)      defects based on the failure to recite marital status in a document or omission of successors or heirship or estate proceedings unless Parent provides affirmative evidence that such failure to recite marital status or omission of successors or heirship or estate proceedings results in another Person’s superior claim of title to the relevant Company Asset;

(xxii)     any defects arising from lack of an affidavit of identity or the need for one if the relevant Person’s name is readily apparent unless reasonable evidence shows that such failure or omission results in another Person’s actual and actual claim of superior title to the Company Assets;

Appendix A-19

(xxiii)    any defects arising from a lack of power of attorney unless reasonable evidence shows that such failure or omission results in another Person’s actual claim of superior title to the Company Asset;

(xxiv)    any matter that has been cured, released or waived by any Law of limitation or prescription, including adverse possession and the doctrine of laches, in each case, and which can be substantiated by the affirmative ruling of a court of competent jurisdiction;

(xxv)      (A) failure of the records of any Governmental Authority to reflect the Company or its Subsidiaries as the owner of an Asset, provided, that the instruments evidencing the conveyance of such title to the Company or any of its Subsidiaries from its immediate predecessor in title are recorded in the real property, conveyance, or other records of the applicable county, and except to the extent that the records of such Governmental Authority reflect a competing claim of title as evidenced (I) in the records of such Governmental Authority by a conveyance from the immediate predecessor in title of the Company or its applicable Subsidiary to a Person other than the Company or such Subsidiary prior to the conveyance by such immediate predecessor in title to the Company or such Subsidiary or (II) by a claim that has been asserted against the Company or its applicable Subsidiary by such competing claimant and has not been finally resolved in favor of the Company or such Subsidiary; (B) any delay or failure of any Governmental Authority to approve the assignment of any Company Asset to the Company or any of its Subsidiaries or any predecessor in title to the Company or any of its Subsidiaries; or (C) any assignments of record title or operating rights in any federal Lease or state Lease earned or acquired by Company or its Subsidiaries, but not yet approved by the applicable Governmental Authorities;

(xxvi)    with respect to any interest in the Company Assets acquired through compulsory pooling or unitization, failure of the records of any Governmental Authority to reflect the Company or any of its Subsidiaries as the owner of any Company Assets, except to the extent such failure results in another Person’s superior claim of title to the relevant Company Assets;

(xxvii)   rights of any common owner of any interest in the Company Assets held by the Company or any of its Subsidiaries and such common owner as tenants in common or through common ownership;

(xxviii)   any maintenance of uniform interest provision in an operating agreement;

(xxix)     defects based solely on (A) assertions that the Company or its Subsidiaries’ files lack information (including title opinions), (B) references to an unrecorded document(s) to which neither the Company or its Subsidiaries is a party or (C) the inability to locate an unrecorded instrument of which Parent has constructive or inquiry notice by virtue of a reference to such unrecorded instrument in a recorded instrument (or a reference to a further unrecorded instrument in such unrecorded instrument), if no claim has been made under such unrecorded instruments within the last 10 years, in each case, solely to the extent that the Company or its Subsidiaries is not relying on such information, documents, or instruments to vest title to the applicable Company Asset in the Company or its Subsidiaries;

Appendix A-20

(xxx)     defects based on or arising solely out of the failure of the Company or its Subsidiaries to enter into, be party to, or be bound by, pooling provisions, a pooling agreement, production sharing agreement or other similar agreement with respect to any horizontal Well that crosses more than one Lease or tract to the extent (A) such Well has been permitted by the applicable Governmental Authority and (B) the allocation of Hydrocarbons produced from such Well among such Lease or tracts is based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that reasonably attributes to each such Lease or leasehold tract its share of such production, except to the extent a Third Party has delivered written notice of such failure;

(xxxi)      arising from any change in applicable Laws after the Execution Date;

(xxxii)    defects arising from any prior oil and gas lease relating to the lands covered by a Lease not being surrendered of record, unless Parent provides affirmative evidence that such prior oil and gas lease is still in effect and is reasonably likely to result in another Person’s superior claim of title to the relevant Company Assets;

(xxxiii)  defects or irregularities of title based on a gap in the Company’s chain of title to any DSU or Well (A) so long as such gap does not provide a Third Party with a superior claim or (B) unless Parent affirmatively shows such gap to exist in such records by an abstract of title, title opinion or landman’s title chain;

(xxxiv)   any Encumbrance or loss of title resulting from the Company’s conduct of business to the extent performed with Parent’s consent in accordance with this Agreement;

(xxxv)    defects or irregularities resulting from or related to probate proceedings or the lack thereof, which defect or irregularities have existed for more than five (5) years, unless Parent provides affirmative evidence that such probate proceedings or lack thereof and results in another Person’s superior claim of title to the relevant Company Asset;

(xxxvi)   defects that affect only which Person has the right to receive royalty payments rather than the amount or proper payment of such royalty payment;

(xxxvii)  defects based on cessation of production, insufficient production, or failure to conduct operations during any period after the completion of a well capable of production in paying quantities on any of the Company Assets held by production, or lands pooled, communitized or unitized therewith, in each case, to the extent such period of alleged cessation or insufficient production occurred more than four (4) years prior to the Execution Date, and, in each case, except to the extent a Third Party has delivered a written notice of termination of the applicable Lease as a result of such cessation or purported cessation that remains unresolved; and

(xxxviii)  any license of Intellectual Property Rights.

Appendix A-21

“Permitted Leakage” means (i) all board of directors fees incurred in the ordinary course of business consistent with past practice (including the timing and amount of payments) and the payments to employees of the Company or any of its Subsidiaries pursuant to the Contracts set forth on Section 3.28(f) of the Company Disclosure Schedules, in each case that are paid or payable to the Company Unitholders or any of their Affiliates other than the Company and its Subsidiaries, (ii) all Permitted Tax Distributions, (iii) any distributions of equity of Parent, any related cash dividends received by the Company or any of its Subsidiaries with respect to such equity of Parent, and any cash received by the Company or any of its Subsidiaries with respect to the sale of such equity of Parent, in each case, distributed to the Unitholder Representative or the Company Unitholders and (iv) any distributions of equity or assets of Bluebonnet and any cash received by the Company or any of its Subsidiaries with respect to the sale of the equity or assets of Bluebonnet, in each case, as permitted by Section 5.5 (but, with respect to the foregoing clauses (iii) and (iv)), excluding any Taxes incurred or arising in respect of such distribution or sale that would not have been incurred or arisen had such distribution or sale not occurred (as determined on a with-and-without basis) (and, for the avoidance of doubt, such incremental amount of Taxes, if any, shall be an item of Leakage).

“Permitted Tax Distribution” means, only to the extent of the net income arising in respect of the Company and its Subsidiaries in the ordinary course of business from and after the Lock Box Date, and including, for the avoidance of doubt, any net income resulting from the Mustang Asset Sales, (i) any distribution pursuant to Section 5.4(b) of the limited liability company agreement of Maverick Natural Resources, LLC, dated as of November 24, 2020, as amended (the “Operating Agreement”), and (ii) in the event the Closing Date falls between Estimated Tax Payment Dates (as defined in the Operating Agreement), distributions in an amount equal to the product of (a) the estimated net taxable income allocable to all Company Unitholders pursuant to Section 5.2 of the Operating Agreement for the period (x) beginning after the last Estimated Tax Payment Date prior to the Closing Date and (y) ending on the Closing Date, and (b) the assumed tax rate specified in Section 5.4(b) of the Operating Agreement; provided, that, for purposes of this definition, the amount of such distributions under (i) and (ii) shall not exceed the Permitted Tax Distribution Cap, in the aggregate.

“Permitted Tax Distribution Cap” means (i) if the Closing occurs on or prior to March 31, 2025, $12,000,000 and (ii) if the Closing occurs after March 31, 2025, $12,000,000 plus $2,000,000 for each month, or portion of a month, after March 31, 2025 and prior to the Closing. For example, (a) if the Closing occurs on March 31, 2025, the Permitted Tax Distribution Cap will equal $12,000,000, (b) if the Closing occurs on April 15, 2025, the Permitted Tax Distribution Cap will equal $14,000,000 (i.e., $12,000,000 plus $2,000,000 for the month of April) and (c) if the Closing occurs on June 30, 2025, the Permitted Tax Distribution Cap will equal $18,000,000 (i.e., $12,000,000 plus $2,000,000 for the month of April plus $2,000,000 for the month of May plus $2,000,000 for the month of June).

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Pipeline Imbalance” means any marketing imbalance between (x) the quantity of Hydrocarbons attributable to the Assets required to be delivered by the Company under any Contract relating to the purchase and sale, gathering, transportation, storage, processing (including any production handling and processing at a separation facility) or marketing of Hydrocarbons and (y) the quantity of Hydrocarbons attributable to the Assets actually delivered by the Company pursuant to the relevant Contract, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

Appendix A-22

“Post-Closing Adjustment” means an amount in cash equal to the Final Cash Consideration minus the Estimated Cash Consideration, which may be a positive or negative number.

“Post-Closing Statement” has the meaning set forth in Section 2.7(a).

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date and the portion of any Straddle Period that ends on and includes the Closing Date.

“Pre-Closing Tax Return” has the meaning set forth in Section 8.1(b).

“Previous Announcements” means all documents issued and all announcements made by or on behalf of Parent or any of its Subsidiaries to the public, the press, the FCA or the LSE or through a Regulatory Information Service since December 31, 2023;

“RBL Adjustment Amount” means an amount equal to: (a) if Closing RBL Debt is greater than the RBL Cap, the amount by which the Closing RBL Debt is greater than the RBL Cap; or (b) if Closing RBL Debt is less than or equal to the RBL Cap, $0.

“RBL Cap” means $200,000,000.

“RBL Debt” means the aggregate amount of debt outstanding under the Company Credit Agreement.

“Reference Price” means $16.26.

“Registration Rights Agreement” has the meaning set forth in the recitals.

“Related Parties” means, with respect to a Person, (i) such Person’s current and former Affiliates and its and their respective current or former direct and indirect equityholders, members, directors, managers, partners (limited and general), officers, Controlling Persons, employees or agents, and (ii) with respect to each of the foregoing, to the extent such Person is a natural person, such Person’s spouse, parents and children.

“Related Party Agreements” means the Contracts entered into between the Company or any of its Subsidiaries, on the one hand, and any Company Unitholder and its Related Parties (other than the Company and its Subsidiaries), on the other hand.

“Relationship Agreement” has the meaning set forth in the Recitals.

“Release” means any discharge, emission, spilling, leakage, pumping, pouring, placing, depositing, injecting, dumping, burying, leaching, migrating, abandoning, or disposing of Hazardous Substances into or through the environment, including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substances.

“Representative Losses” has the meaning set forth in Section 9.10(d).

Appendix A-23

“Representatives” means, with respect to any Person, its partners, employees, officers, directors, members, equity owners, controlling persons, authorized agents, accountants, counsel, consultants and professional and financial advisors.

“Required Financing Amount” has the meaning set forth in Section 4.15(b).

“Required Information” means (a) the required financial statements and other pertinent financial information regarding the Company and its Subsidiaries necessary and customary for the Parent Financing, (b) the financial statements required by Rule 3-05 of Regulation S-X, including the Company Financial Statements and (c) the unaudited balance sheet of the Company and its Subsidiaries as of September 30, 2024 and unaudited income statements, statements of cash flows and members’ equity of the Company and its Subsidiaries for the nine months ended September 30, 2024 and 2023.

“Reserve Report” means, the Company Reserve Report or the Parent Reserve Report, as applicable.

“Resolution Period” has the meaning set forth in Section 2.7(b).

“Restricted Commitment Letter Amendments” has the meaning set forth in Section 5.10(d).

“Review Period” has the meaning set forth in Section 2.7(b).

“Rockies Agreement” means that certain Purchase and Sale Agreement to be entered into by and between Diversified Production, LLC and Rockies Buyer.

“Rockies Assets” means the “Assets” as such term is defined in the Rockies Agreement.

“Rockies Buyer” means HRR II Maverick LLC.

“Rule 9 Panel Waiver” means the confirmation from the Takeover Panel waiving any requirement for the EIG Concert Party to make a mandatory offer for the outstanding shares of Parent Common Stock that would otherwise arise under Rule 9 of the Takeover Code in accordance with Note 1 of the Notes on Dispensations from Rule 9 and Appendix 1 of the Takeover Code.

“Rule 9 Shareholder Waiver” means approval by the holders of a majority of votes cast thereon (excluding the EIG Concert Party) at the Parent Shareholder Meeting waiving any requirement for the EIG Concert Party to make a mandatory offer for the outstanding shares of Parent Common Stock that would otherwise arise under Rule 9 of the Takeover Code.

“Sanctions” has the meaning set forth in Section 3.42.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 4.8(a).

“Securities Act” means the Securities Act of 1933, as amended.

Appendix A-24

“Service Provider” means any director, officer, employee (whether temporary, part-time or full-time) or individual independent contractor employed or engaged by the Company or any of its Subsidiaries.

“Share Issuance” has the meaning set forth in Section 4.3(a).

“Signing Date Certificate” has the meaning set forth in Section 2.5.

“Spacing Units” means each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Leases or other Asset.

“Specified Provisions” has the meaning set forth in the Preamble of this Agreement.

“Statement of Objections” has the meaning set forth in Section 2.7(b).

“Stock Adjustment Amount” means a number of shares of Parent Common Stock equal to the quotient of (a) the RBL Adjustment Amount divided by (b) the Reference Price, and rounded to the nearest whole share.

“Stock Consideration” means (a) 21,217,713 shares of Parent Common Stock plus (b) the Stock Adjustment Amount, if any.

“Straddle Period” means any Tax period beginning on or prior to the Closing Date and ending after the Closing Date.

“Subject Courts” has the meaning set forth in Section 9.20.

“Subject Well” means a Well set forth on Schedule A-2.

“Subsidiary” means, with respect to any Person, any other Person Controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means any unsolicited bona fide written Parent Acquisition Proposal made by a Third Party (with references therein to twenty percent (20%) being replaced with fifty percent (50%)) that a majority of the Parent Board determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Parent Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the Company pursuant to Section 5.15, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Parent Acquisition Proposal) to be more favorable to Parent and its shareholders (in their capacity as shareholders) as compared to the Transactions and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by the Company hereto pursuant to Section 5.15.

“Support Obligations” has the meaning set forth in Section 5.11.

“Surface Rights and ROWs” has the meaning set forth in the definition of the term “Assets.”

Appendix A-25

“Surviving Company” has the meaning set forth in Section 2.1.

“Suspense Funds” means the amount of any Third Party, including in respect of royalties, burdens or working interest amounts, held by any Company or its Subsidiaries in suspense, and any interest accrued escrow accounts for such suspended funds.

“Tail Policy” has the meaning set forth in Section 5.8(b).

“Takeover Code” means the City Code on Takeovers and Mergers issued by the Takeover Panel.

“Takeover Panel” means the Panel on Takeovers and Mergers.

“Takeover Panel Submission” means the information provided by or on behalf of the Company to the Takeover Panel seeking confirmation of the limited concert party to be presumed by the Takeover Panel to exist as between the Company Unitholders, the Company TVU Holders and the Company Restricted Unitholders on receipt of Parent Common Stock pursuant to the Merger.

“Tax Allocation” has the meaning set forth in Section 8.4.

“Tax Proceeding” has the meaning set forth in Section 8.2.

“Tax Return” means any return (including any information return and any estimated return), report, statement, schedule, notice, form, election, claim for refund or other document (including any attachments thereto and amendments thereof) required to be filed with or submitted to any Governmental Authority with respect to any Tax.

“Tax Sharing Agreement” means an agreement or arrangement (whether written or oral) that relates to the sharing of, apportionment of, or indemnification for Taxes (other than (a) any such agreement or arrangement exclusively between or among the Company and one or more of its Subsidiaries and (b) commercial agreements entered into in the ordinary course of business not primarily related to Taxes).

“Taxes” means (a) any federal, state, local or foreign income (including any imputed underpayment (as defined in Treasury Regulations Section 301.6241-1(a)(3)) (or any other similar amount determined under applicable or corresponding state, local or non-U.S. law)), gross receipts, alternative, estimated, sales, use, ad valorem, value added, transfer, franchise, profits, registration, license, service, withholding, payroll, employment, excise, severance, fuel, social security, unemployment, disability, stock, stamp, occupation, premium, real, personal, or intangible property, windfall profits, or other taxes, fees, assessments or similar charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any liability for the payment of amounts described in clause (a) as a result of transferee liability, or of being a member of an affiliated, consolidated, combined, or unitary group for any period; and (c) any liability for the payment of amounts described in clause (a) or clause (b) as a result of any Tax Sharing Agreement.

“Termination Fee” has the meaning set forth in Section 7.3(b)(i).

Appendix A-26

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Trading Day” means any day on which shares of Parent Common Stock are traded on the NYSE.

“Transaction Expenses” means 37.51% of, without duplication: (i) the aggregate amount of all out-of-pocket fees, costs and expenses of legal counsel, investment bankers, advisors, accountants, auditors, consultants, agents or other experts in connection with the Transactions (including all broker’s and finder’s fees) incurred by or on behalf of the Company or any of its Subsidiaries in connection with the preparation, negotiation and execution of this Agreement and the Ancillary Agreements, and the performance and consummation of the Transactions and (ii) the aggregate amount of (a) any transaction, change in control, retention or stay bonuses, severance payable to Executive Officers under each Executive Officer’s employment agreement, incentive, phantom equity (including all payments in respect of the Incentive Units), or deferred compensation, in each case, payable by the Company or any of its Subsidiaries to any current or former Service Providers as a result of, or otherwise in connection with, the consummation of the transaction contemplated hereby (excluding any such amounts resulting from actions taken by Parent or any of its Subsidiaries after the Closing, other than severance payable to Executive Officers under each Executive Officer’s employment agreement), and (b) all accumulated and unpaid distribution equivalent rights associated with Company TVUs, together with the employer portion of any applicable FICA, state, local or foreign withholding, payroll, social security, unemployment or similar Taxes due with respect to any such payments (all calculated as if such amounts were payable in full at the Closing Date).

“Transaction Tax Deduction” means any item of loss, deduction or credit permitted under applicable Tax Law (at a “more likely than not” level of comfort) with respect to (a) any fees, expenses or interest (including any amounts treated as interest for Tax purposes and any breakage fees or accelerated deferred financing fees) incurred by the Company and its Subsidiaries with respect to the payment of any Debt in connection with the Transactions, (b) the payment of Transaction Expenses, including, for this purpose, the payment of amounts that would be Transaction Expenses but that were paid prior to the Closing and (c) any other payments or expenses incurred by the Company and its Subsidiaries in connection with the Transactions to the extent economically borne by the Company Unitholders.

“Transactions” means the Merger and other transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Taxes” has the meaning set forth in Section 8.3.

“Treasury Regulations” means the final, temporary, and proposed United States Department of the Treasury regulations promulgated under the Code.

“UK Admission” has the meaning set forth in Section 4.3(a).

“UK IFRS” means the International Financial Reporting Standards as adopted in the United Kingdom.

Appendix A-27

“UK Listing Rules” means the listing rules made by the FCA in accordance with sections 73A(1) and 73A(2) of FSMA, as in force from time to time.

“Undisputed Amounts” has the meaning set forth in Section 2.7(b).

“Unitholder Consent” has the meaning set forth in the recitals.

“Unitholder Representative” has the meaning set forth in the Preamble of this Agreement.

“Unitholder Representative Account” has the meaning set forth in Section 2.8(a)(iii).

“Unitholder Representative Expense Amount” means $1,000,000.

“Unitholder Representative Unused Amount” has the meaning set forth in Section 2.8(a)(iii).“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws.

“Well Imbalance” means any imbalance at the wellhead between (x) the amount of Hydrocarbons produced from a Well and allocable to the interests of the Company therein and (y) the shares of production from the relevant Well to which the Company is entitled, together with any appurtenant rights and obligations concerning future in kind or cash balancing at the wellhead.

“Wells” means Hydrocarbon wells, CO2 wells, saltwater disposal wells, injection wells and storage wells, whether producing or not producing, operating, shut-in or temporarily abandoned, located on any real property associated with any other Company Asset, including the Subject Wells.

“Working Interest” means, with respect to the Company Assets or Parent Assets, as applicable, reflected in the applicable Reserve Report that share of the costs and expenses of maintenance, development, and operations attributable to the interest of the Company or Parent and their Subsidiaries in such Company Asset or Parent Asset, as applicable, but without regard to the effect of any royalties or other burdens on production.

Appendix A-28

Exhibit A

Form of Registration Rights Agreement

Exhibit A – Form of Registration Rights Agreement

Final Form

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [•], 2025 by and between Diversified Energy Company plc, a public limited company incorporated in England and Wales (the “Company”), the Holders set forth on the signature pages hereto, and, solely for purposes of Section 2.8 herein, Diversified Gas & Oil Corporation, a Delaware corporation and direct wholly owned subsidiary of the Company (“DGOC”).

WHEREAS, this Agreement is made in connection with the closing of the transactions contemplated by that certain Merger Agreement, dated as of January 24, 2025 (the “Merger Agreement”), by and among the Company, Maverick Natural Resources, LLC, a Delaware limited liability company, Remington Merger Sub, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company, solely for purposes of Section 7.3 thereof, DGOC, and, solely for purposes of Section 2.7, Section 2.8, Section 2.10, Article VIII and Article IX thereof, EIG Management Company, LLC, a Delaware limited liability company (“EIG”), solely in its capacity as representative of the Company Unitholders, Company Restricted Unitholders and Company TVU Holders (in each case, as defined in the Merger Agreement);

WHEREAS, under the Merger Agreement, the Holders will receive ordinary shares, par value of £0.20 per share, of the Company (the “Ordinary Shares”);

WHEREAS, the Company has agreed to provide the registration and other rights set forth in this Agreement for the benefit of the Company Unitholders (as defined in the Merger Agreement) who received in the aggregate more than 1% of the outstanding Ordinary Shares at Closing (as defined in the Merger Agreement) (after giving effect to the allotment and issuance of the Stock Consideration (as defined in the Merger Agreement)); and

WHEREAS, it is a condition to the obligations of the parties under the Merger Agreement that this Agreement be executed and delivered.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. The terms set forth below are used herein as so defined:

“Affiliate” means, with respect to a specified Person, any other Person, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person; provided, that, notwithstanding the foregoing, the Holders and their Affiliates, including any Person that is a portfolio company of EIG, a portfolio company of any investment fund managed by EIG or a portfolio company of any investment fund managed by an Affiliate of EIG (other than the Company), shall not be considered Affiliates of the Company. For purposes of this definition, “control” (including, with correlative meanings, “controlling,” “controlled by,” and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning specified therefor in the introductory paragraph of this Agreement.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act.

“Business Day” means any day (other than a Saturday or Sunday) on which banking institutions in the State of Texas and London, England are generally open for business.

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“Closing Date” has the meaning specified therefor in the Merger Agreement.

“Closing Ordinary Shares” means the fully paid-up Ordinary Shares issued and allotted to the Holders on the Closing Date pursuant to the Merger Agreement and not any other Ordinary Shares held by any Holder.

“Commission” means the United States’ Securities and Exchange Commission.

“Company” has the meaning specified therefor in the introductory paragraph of this Agreement.

“Depositary Receipt” means a depositary receipt representing one whole Ordinary Share.

“DGOC” has the meaning specified therefor in the introductory paragraph of this Agreement.

“DTC” means the Depository Trust Company.

“DTRs” means the Disclosure Guidance and Transparency Rules set out in the FCA’s Disclosure Guidance and Transparency Rules sourcebook.

“Effective Date” has the meaning specified therefor in Section 2.1(a) of this Agreement.

“Effectiveness Period” means the period beginning on the Effective Date for the Registration Statement and ending at the time all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities.

“EIG” has the meaning specified therefor in the introductory paragraph of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Existing Holders” has the meaning specified therefor in Section 2.2(b) of this Agreement.

“Existing Registration Rights Agreement” means that certain registration rights agreement, dated as of August 15, 2024, by and between the Company and Crescent Pass Energy Holdings, LLC.

“FCA” means the United Kingdom’s Financial Services Authority acting in its capacity as relevant competent authority in the United Kingdom under Part VI of the FSMA.

“FINRA” means the Financial Industry Regulatory Authority.

“FSMA” means the United Kingdom’s Financial Services and Markets Act 2000, as amended.

“Holder” means the record holder of any Registrable Securities as set forth on the signature page hereto.

“Included Registrable Securities” has the meaning specified therefor in Section 2.2(a) of this Agreement.

“Laws” shall have the meaning set forth in the Merger Agreement.

“Legend Removal Documents” has the meaning specified therefor in Section 2.12 of this Agreement.

“Listing Rules” means the listing rules of the FCA made for the purposes of section 73A of the FSMA as set out in the FCA’s Listing Rules sourcebook, as amended from time to time.

“Losses” has the meaning specified therefor in Section 2.9(a) of this Agreement.

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“Managing Underwriter” means, with respect to any Underwritten Offering, the left lead book running manager of such Underwritten Offering.

“Market Abuse Regulation” means Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, including as the same forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended, and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310).

“Merger Agreement” has the meaning specified therefor in the Recitals of this Agreement.

“Ordinary Shares” has the meaning specified therefor in the Recitals of this Agreement.

“Other Holders” has the meaning specified therefor in Section 2.2(b) of this Agreement.

“Permitted Transfer” has the meaning specified therefor in Section 2.6(b)(i) of this Agreement.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

“Piggyback Notice” has the meaning specified therefor in Section 2.2(a) of this Agreement.

“Piggyback Opt-Out Notice” has the meaning specified therefor in Section 2.2(a) of this Agreement.

“Piggyback Registration” has the meaning specified therefor in Section 2.2(a) of this Agreement.

“Registrable Securities” means, subject to Section 1.2 of this Agreement, the Closing Ordinary Shares.

“Registration” means any registration pursuant to this Agreement, including pursuant to the Shelf Registration Statement.

“Registration Statement” has the meaning specified therefor in Section 2.1 of this Agreement.

“Resale Opt-Out Notice” has the meaning specified therefor in Section 2.1(b) of this Agreement.

“Restricted Period” has the meaning specified therefor in Section 2.6(b)(ii) of this Agreement.

“Rule 144” has the meaning specified therefor in Section 1.2 of this Agreement.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Selling Expenses” means all underwriting fees, discounts and selling commissions or similar fees or arrangements allocable to the sale of the Registrable Securities, transfer taxes and fees and disbursements of counsel to the Selling Holders except for the reasonable fees and disbursements of counsel for the Selling Holders required to be paid by DGOC pursuant to Section 2.8 of this Agreement.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a Registration.

“Selling Holder Election Notice” has the meaning specified therefor in Section 2.3(a) of this Agreement.

“Shelf Registration Statement” means a registration statement under the Securities Act to permit the public resale of the Registrable Securities from time to time as permitted by Rule 415 of the Securities Act (or any similar provision then in force under the Securities Act).

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“Transfer” has the meaning specified therefor in Section 2.6(b)(iii) of this Agreement.

“Underwritten Block Trade” has the meaning specified therefor in Section 2.3(b) of this Agreement.

“Underwritten Block Trade Minimum Commitment” has the meaning specified therefor in Section 2.3(b) of this Agreement.

“Underwritten Offering” means an offering (including an offering pursuant to a Shelf Registration Statement) in which Ordinary Shares are issued and allotted to investors and/or to an underwriter on a firm commitment basis for reoffering to the public or an offering that is a “bought deal” with one or more investment banks.

“Underwritten Offering Filing” means a registration statement or a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective registration statement, in each case relating to an Underwritten Offering.

“Underwritten Offering Minimum Commitment” has the meaning specified therefor in Section 2.3(a) of this Agreement.

“WKSI” means a well-known seasoned issuer (as defined in the rules and regulations of the Commission).

Section 1.2 Registrable Securities. Any Registrable Security will cease to be a Registrable Security at the earliest of the following: (a) when a registration statement covering such Registrable Security has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective registration statement; (b) when such Registrable Security is held by the Company or one of its subsidiaries; (c) when such Registrable Security has been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such Registrable Security; (d) the date on which such Registrable Security has been sold pursuant to any section of Rule 144 under the Securities Act (or any similar provision then in force under the Securities Act, “Rule 144”) or any other exemption from the registration requirements of the Securities Act as a result of which the legend on any certificate, book-entry notation or Depositary Receipt representing such Registrable Security restricting transfer of such Registrable Security has been removed; or (e) when the Holder of such Registrable Security owns less than an aggregate of 1% of the then outstanding Ordinary Shares and such Holder may dispose of all Registrable Securities then owned by such Person, free of restrictions, without regard to Rule 144(b) (or any successor rule) under the Securities Act (i.e., such Person is not an affiliate of the Company, and has not been an affiliate of the Company for the previous three months, and has satisfied the one-year holding period under Rule 144).

ARTICLE II
REGISTRATION RIGHTS

Section 2.1 Shelf Registration.

(a)       Shelf Registration. The Company shall (i) prepare and file a Shelf Registration Statement under the Securities Act covering all Registrable Securities outstanding at the time of such filing (or submission) (a “Registration Statement”) within 90 calendar days from the date of this Agreement, and (ii) use its reasonable best efforts to cause such Shelf Registration Statement to become effective as promptly as is reasonably practicable but no later than (A) 30 days from its initial filing (or submission) if the Commission notifies the Company there will not be a “review” of such Registration Statement or (B) 180 days following the Closing Date (such date, the “Effective Date”); provided, that, the Effective Date may be extended as necessary in the opinion of counsel to clear any comments received from the Commission. The Registration Statement filed with the Commission pursuant to this Section 2.1 shall be on Form F-3 or Form S-3, as applicable, and, if the Company is a WKSI as of the filing date thereof, shall be an Automatic Shelf Registration Statement, or, if Form F-3 or Form S-3, as applicable, are not then available to the Company, on Form F-1 or Form S-1, as applicable, or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities, covering the Registrable Securities, and shall contain a prospectus in such form as to permit any Selling Holder covered by such Registration Statement to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the Effective Date for such Registration Statement. During the Effectiveness Period, the Company will use its reasonable best efforts to cause such Shelf Registration Statement on Form F-3 or Form S-3, as applicable, filed pursuant to this Section 2.1(a) to be continuously effective under the Securities Act, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available, for the resale of the Registrable Securities until all Registrable Securities have ceased to be Registrable Securities. A Registration Statement when declared effective, or for purposes of an Automatic Shelf Registration Statement when filed with the Commission (including the documents incorporated therein by reference), will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made). As soon as practicable following the date that a Shelf Registration Statement becomes effective, but in any event within two Business Days of such date, the Company shall provide the Holders with written notice of the effectiveness of such Registration Statement.

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(b)          Resale Registration Opt-Out. At least three Business Days before the initial filing of a Shelf Registration Statement required by Section 2.1(a), the Company shall provide advance written notice (which notice may be provided prior to the date of this Agreement) to each Holder that it plans to file a Shelf Registration Statement. Any Holder may deliver advance written notice (a “Resale Opt-Out Notice”) to the Company requesting that such Holder not be included in a Shelf Registration Statement prior to its initial filing. Following receipt of a Resale Opt-Out Notice from a Holder, the Company shall not be required to include the Registrable Securities of such Holder in such Shelf Registration Statement.

(c)         Delay Rights. Notwithstanding anything to the contrary contained herein, the Company may delay the filing of a Shelf Registration Statement required by Section 2.1(a) and may, upon written notice to any Selling Holder whose Registrable Securities are included in a Shelf Registration Statement filed pursuant to Section 2.1(a), suspend such Selling Holder’s use of any prospectus which is a part of the Shelf Registration Statement, including pursuant to an Underwritten Offering, (in which event the Selling Holder shall discontinue sales of the Registrable Securities pursuant to the Shelf Registration Statement) if (i) the Company determines that the offer or sale of Registrable Securities would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in any acquisition of assets or stock (other than in the ordinary course of business) or any merger, consolidation, tender offer, recapitalization, reorganization, financing or other transaction involving the Company or (ii) upon advice of counsel, the sale of Registrable Securities pursuant to the Registration Statement would require disclosure of material non-public information / inside information not otherwise required to be disclosed under Law, and either (x) the Company has a bona fide business purpose for preserving the confidentiality of such information or transaction, (y) disclosure would have a material adverse effect on the Company or the Company’s ability to consummate such transaction, or (z) such transaction renders the Company unable to comply with Commission requirements, in each case under circumstances that would make it impractical or inadvisable to cause the Registration Statement (or such filings) to become effective or to promptly amend or supplement the Registration Statement on a post effective basis, as applicable; provided, however, that the Company may only suspend Selling Holders from selling Registrable Securities pursuant to such Registration Statement twice in any twelve-month period and in no event for a period that exceeds an aggregate of 60 days in any 365-day period. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice to the Selling Holders whose Registrable Securities are included in the Shelf Registration Statement, but in any event within one Business Day of such disclosure or termination, and shall promptly terminate any suspension of sales it has put into effect and shall take such other reasonable actions necessary or appropriate to permit registered sales of Registrable Securities as contemplated in this Agreement.

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Section 2.2 Piggyback Registration Participation. (a) If at any time the Company proposes to file an Underwritten Offering Filing for the sale of Ordinary Shares in an Underwritten Offering for its own account and/or another Person, other than (i) a Registration Statement contemplated by Section 2.1, (ii) a registration relating solely to employee benefit plans, (iii) a registration relating solely to a Rule 145 transaction, (iv) a registration relating to a transaction, the registration of which is filed on Form F-4 or Form S-4, as applicable, or (v) a registration statement on any registration form which does not permit secondary sales, then the Company shall give not less than three Business Days advance notice, or at least two Business Days in connection with any overnight or bought Underwritten Offering (including, but not limited to, notification by e-mail; such notice, a “Piggyback Notice”), of such proposed Underwritten Offering to each Holder, and such notice shall offer such Holder the opportunity to participate in any Underwritten Offering and to include in such Underwritten Offering such number of Registrable Securities (the “Included Registrable Securities”) as each such Holder may request in writing (a “Piggyback Registration”); provided, however, that (A) the Company shall not be required to include the Registrable Securities of the Holders in such Registration if the Holders do not offer in the aggregate a minimum of $15.0 million of Registrable Securities, and (B) if the Company has been advised by the Managing Underwriter that the inclusion of Registrable Securities for sale for the benefit of the Holders will have material and adverse effect on the offering price, timing or probability of success of the distribution of the Ordinary Shares in the Underwritten Offering, then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.2(b) or in such other manner as such Selling Holders may agree. Each Piggyback Notice shall be provided to Holders on a Business Day pursuant to Section 3.1 hereof and confirmation of receipt of such notice shall be requested in the notice. The Holder will have two Business Days (or one Business Day in connection with any overnight or bought Underwritten Offering) after notice has been delivered to request in writing the inclusion of Registrable Securities in the Underwritten Offering. If no request for inclusion from a Holder is received within the specified time, such Holder shall have no further right to participate in such Piggyback Registration. If the Company is not required to offer the opportunity for a Piggyback Registration in respect of a proposed Underwritten Offering initiated by the Company as a result of the circumstance described in the immediately preceding sentence, the Company shall have no obligation to provide a Piggyback Notice to the Holder and the Holder shall have no right to include any Registrable Securities in such Underwritten Offering (and any related registration, if applicable). If, at any time after giving written notice of its intention to undertake an Underwritten Offering and prior to the closing of such Underwritten Offering, the Company shall determine for any reason not to undertake or to delay such Underwritten Offering, the Company may, at its election, give written notice of such determination to the Selling Holders and, (x) in the case of a determination not to undertake such Underwritten Offering, shall be relieved of its obligation to sell any Included Registrable Securities in connection with such terminated Underwritten Offering, and (y) in the case of a determination to delay such Underwritten Offering, shall be permitted to delay offering any Included Registrable Securities for the same period as the delay in the Underwritten Offering. Any Selling Holder shall have the right to withdraw such Selling Holder’s request for inclusion of such Selling Holder’s Registrable Securities in such Underwritten Offering by giving written notice to the Company of such withdrawal at least one Business Day prior to such offering (or, if later, no later than one Business Day after receiving any notice (other than a Piggyback Notice) of reduction of offering size pursuant to the first sentence of Section 2.2(b)). Any Holder may deliver written notice (a “Piggyback Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Underwritten Offering; provided, however, that such Holder may later revoke any such Piggyback Opt-Out Notice in writing. Following receipt of a Piggyback Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not be required to deliver any notice to such Holder pursuant to this Section 2.2(a) and such Holder shall no longer be entitled to participate in Underwritten Offerings by the Company pursuant to this Section 2.2(a), unless such Piggyback Opt-Out Notice is revoked by such Holder. Each Holder who receives a Piggyback Notice shall keep the receipt of such Piggyback Notice and any information it receives regarding the related Underwritten Offering confidential and will not disclose such information to any third party.

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(b)         Priority of Piggyback Registration. If the Managing Underwriter or Underwriters of any proposed Underwritten Offering of Ordinary Shares involving Included Registrable Securities advises the Company that the total amount of Ordinary Shares which the Selling Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a material and adverse effect on the offering price, timing or probability of success of the distribution of the Ordinary Shares offered or the market for the Ordinary Shares, then the Piggyback Notice provided by the Company pursuant to Section 2.2(a) shall include notification of such determination or, if such determination is made after the Piggyback Notice has been given, then the Company shall furnish notice in writing (including by e-mail) to the Holders (or to those who have timely elected to participate in such Underwritten Offering), and the Ordinary Shares to be included in such Underwritten Offering shall include the number of Ordinary Shares that such Managing Underwriter or Underwriters advises the Company can be sold without having such material and adverse effect, with such number to be allocated (i) if such Piggyback Registration was initiated by the Company, (A) first, to the Company, (B) second, pro rata among the Selling Holders and any holders granted registration rights under the Existing Registration Statement (the “Existing Holders”) who have requested participation in the Piggyback Registration (based, for each such Selling Holder or Existing Holder, on the percentage derived by dividing (1) the number of Ordinary Shares proposed to be sold by such Selling Holder or Existing Holder in such offering; by (2) the aggregate number of Ordinary Shares proposed to be sold by all Selling Holders and all Existing Holders in the Piggyback Registration), and (C) third, to any other holder of Ordinary Shares with registration rights and (ii) if such Piggyback Registration was not initiated by the Company, (A) first, solely to the extent such Registration was initiated pursuant to the Existing Registration Rights Agreement, to the Existing Holders initiating such Registration, (B) second, pro rata among the Selling Holders and any other Persons who have been, including the Existing Holders, or after the date hereof are granted registration rights on parity with the registration rights granted under this Agreement (the “Other Holders”) who have requested participation in the Piggyback Registration (based, for each such Selling Holder or Other Holder, on the percentage derived by dividing (1) the number of Ordinary Shares proposed to be sold by such Selling Holder or Other Holder in such offering; by (2) the aggregate number of Ordinary Shares proposed to be sold by all Selling Holders and all Other Holders in the Piggyback Registration other than the Existing Holders initiating such Registration in the event the immediately preceding clause (A) applies), (C) third, to any other holder of Ordinary Shares with registration rights on a pro rata basis, and (D) fourth, to the Company. For the avoidance of doubt, the priority set forth in this Section 2.2(b) shall not apply and shall have no effect in the event that a Holder exercises its rights pursuant to Section 2.3, which shall be governed exclusively by the provisions of Section 2.3.

Section 2.3 Secondary Underwritten Offering.

(a)          Underwritten Offering. In the event that a Selling Holder or a group of Selling Holders elects to dispose of Registrable Securities under the Shelf Registration Statement pursuant to an Underwritten Offering for its own account and reasonably expects gross proceeds of at least $20.0 million (such amount, the “Underwritten Offering Minimum Commitment”), such Selling Holder shall give notice of such election in writing (including, but not limited to, notification by e-mail; such notice, the “Selling Holder Election Notice”) to the Company not less than 5 Business Days before the date such Selling Holder intends for such Underwritten Offering to commence marketing (whether on a confidential basis or on a public basis).

(b)          Underwritten Block Trade. In the event that a Selling Holder or a group of Selling Holders elects to dispose of Registrable Securities under the Shelf Registration Statement pursuant to an Underwritten Offering not involving a “roadshow,” an offer commonly known as a “block trade” (each, an “Underwritten Block Trade”) for its own account and reasonably expects gross proceeds of at least $15.0 million (such amount, the “Underwritten Block Trade Minimum Commitment”), such Selling Holder shall give a Selling Holder Election Notice to the Company not less than three Business Days before the date such Selling Holder intends for such Underwritten Block Trade to commence.

(c)          Notice to the Company. The Selling Holder Election Notice shall specify the number of Registrable Securities that the Selling Holder intends to offer in such Underwritten Offering or Underwritten Block Trade, as applicable, and the expected commencement date thereof. The Company shall, at the request of such Selling Holder, enter into an underwriting agreement in a customary form (that is mutually agreeable to all parties thereto) with the Managing Underwriter or Underwriters selected by the Holders, which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 2.9, and shall take all such other reasonable actions as are requested by the Managing Underwriter in order to expedite or facilitate the disposition of the Registrable Securities. For the avoidance of doubt, the Holders’ rights to elect to participate in an Underwritten Offering or Underwritten Block Trade pursuant to Section 2.3(a) and 2.3(b), respectively, shall not be limited in any way by the rights of other holders of Ordinary Shares with registration rights to make similar elections to participate in underwritten offerings of Ordinary Shares, except as expressly provided in this Agreement.

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(d)          Notice to Holders. Subject to applicable Laws (including the requirements under the Market Abuse Regulations), not later than (i) in the case of an Underwritten Offering, two Business Days, and (ii) in the case of an Underwritten Block Trade, one Business Day, after receipt by the Company of the Selling Holder Election Notice, unless the Company determines in accordance with Section 2.1(e) to delay such Underwritten Offering or Underwritten Block Trade (in which event the Company shall promptly notify the initiating Selling Holder in writing of such determination), then the Company shall provide written notice (including, but not limited to, notification by e-mail) to the other Holders of Registrable Securities of the Selling Holder’s intention to conduct an Underwritten Offering or Underwritten Block Trade, as applicable, and such notice shall offer such other Holders the opportunity to participate in such Underwritten Offering or Underwritten Block Trade, as applicable, and to include in such Underwritten Offering or Underwritten Block Trade, as applicable, such number of Registrable Securities as each such Holder may request in writing. Each such other Holder will have (i) in the case of an Underwritten Offering, three Business Days, or (ii) in the case of an Underwritten Block Trade, one Business Day, after notice has been delivered to request in writing submitted to the Company the inclusion of Registrable Securities in the Underwritten Offering or Underwritten Block Trade, as applicable. If no request for inclusion from a Holder is received by the Company within the specified time, such Holder shall have no further right to participate in such Underwritten Offering or Underwritten Block Trade. If, at any time after giving written notice of its intention to undertake an Underwritten Offering or Underwritten Block Trade and prior to the closing of such Underwritten Offering or Underwritten Block Trade, the Selling Holder giving the notice shall determine for any reason not to undertake or to delay such Underwritten Offering or Underwritten Block Trade, such Selling Holder may, at its election, give written notice of such determination to the Company and, if the failure of such Selling Holder to participate would cause the aggregate amount of Registrable Securities participating in the Underwritten Offering or Underwritten Block Trade to fall below the Underwritten Offering Minimum Commitment or Underwritten Block Trade Minimum Commitment, as applicable, the Company shall notify the other Holders and, (x) in the case of a determination not to undertake such Underwritten Offering or Underwritten Block Trade, shall be relieved of its obligation to include Registrable Securities of any other Holder, and (y) in the case of a determination to delay such Underwritten Offering or Underwritten Block Trade, shall be permitted to delay offering any Registrable Securities of any other Holder for the same period as the delay in the Underwritten Offering or Underwritten Block Trade. Any other Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Securities in such Underwritten Offering or Underwritten Block Trade by giving written notice to the Company of such withdrawal up to and including the time of pricing of such offering. If the Managing Underwriter or Underwriters of any proposed Underwritten Offering or Underwritten Block Trade of Registrable Securities under a Shelf Registration Statement advises the Company that the total amount of Registrable Securities which the Selling Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a material and adverse effect on the offering price, timing or probability of success of the distribution of the Registrable Securities offered or the market for the Registrable Securities, then the Registrable Securities to be included in such Underwritten Offering or Underwritten Block Trade shall include the number of Registrable Securities that such Managing Underwriter or Underwriters advises the Company can be sold without having such material and adverse effect, with such number to be allocated (i) first, to the Selling Holders who requested such Underwritten Offering or Underwritten Block Trade and any other Holders of Registrable Securities who have elected to participate in such Underwritten Offering or Underwritten Block Trade (based, for each such Selling Holder or other Holder, on the percentage derived by dividing (1) the number of Ordinary Shares proposed to be sold by such Selling Holder or other Holder in such offering; by (2) the aggregate number of Ordinary Shares proposed to be sold by such Selling Holders and such other Holders), (ii) second, to the Other Holders who have requested participation in the Underwritten Offering or Underwritten Block Trade, (iii) third, to any other holder of Ordinary Shares with registration rights on a pro rata basis, and (iv) fourth, to the Company.

(e)        The Company shall not be required to conduct more than (i) five Underwritten Offerings (excluding Underwritten Block Trades as separately provided for in clause (ii) below) in the aggregate pursuant to this Section 2.3 (and not more than three of such Underwritten Offerings in any 365-day period; provided, that if on any day on or after the 18 month anniversary of the Closing Date, the Selling Holders Beneficially Own in the aggregate less than 10% of the outstanding Ordinary Shares as of such date, then, despite any later increase in the Ordinary Shares Beneficially Owned by the Selling Holders, not more than one of such Underwritten Offerings in any 365-day period) and (ii) five Underwritten Block Trades in the aggregate pursuant to this Section 2.3 (and not more than two of such Underwritten Block Trades in any 365-day period), provided, that the number of Underwritten Block Trades permitted pursuant to this clause (ii) may be increased in total or in any 365-day period with the number of unused Underwritten Offerings provided for in clause (i), in each case pursuant to Selling Holder Election Notices.

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Section 2.4 Sale Procedures.

(a)        General Procedures. In connection with any Underwritten Offering (i) under Section 2.2 of this Agreement, the Company shall be entitled to select the Managing Underwriter or Underwriters, and (ii) under Section 2.3 of this Agreement, the Selling Holders shall be entitled to select the Managing Underwriter or Underwriters (provided, however, that the designated Managing Underwriter or Underwriters shall be reasonably acceptable to the Company). In connection with an Underwritten Offering contemplated by this Agreement in which a Selling Holder participates, each Selling Holder and the Company shall be obligated to enter into an underwriting agreement (in a form that is mutually agreeable to all parties thereto) with the Managing Underwriter or Underwriters which contains such representations, covenants, indemnities and other rights and obligations as are customary in underwriting agreements for firm commitment offerings of equity securities or an offering that is a “bought deal”. No Selling Holder may participate in such Underwritten Offering unless such Selling Holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities, “lock-up” arrangements and other documents reasonably required under the terms of such underwriting agreement. Each Selling Holder may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for such Selling Holder’s benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to its obligations. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s ownership of the securities being registered on its behalf and its intended method of distribution and any other representation required by law. If any Selling Holder disapproves of the terms of an Underwritten Offering, such Selling Holder may elect to withdraw therefrom by notice to the Company and the Managing Underwriter at least one Business Day prior to such Underwritten Offering. No such withdrawal or abandonment shall affect the Company’s obligation to pay expenses in accordance with Section 2.8.

(b)          In connection with its obligations under this Article II, the Company will, subject at all times to compliance with all applicable laws and regulations (including, without limitation, the Listing Rules, the DTRs and the Market Abuse Regulation), as expeditiously as possible:

(i)          prepare and file with the Commission such amendments and supplements to the Shelf Registration Statement and the prospectus used in connection therewith as may be necessary to keep a Shelf Registration Statement effective for the Effectiveness Period and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by a Shelf Registration Statement;

(ii)         if a prospectus supplement will be used in connection with the marketing of an Underwritten Offering from a Shelf Registration Statement and the Managing Underwriter at any time shall notify the Company in writing that, in the sole judgment of such Managing Underwriter, the inclusion of detailed information to be used in such prospectus supplement is of material importance to the success of the Underwritten Offering of such Registrable Securities, the Company shall use its commercially reasonable efforts to include such information in the prospectus supplement;

(iii)          furnish to each Selling Holder (A) as far in advance as reasonably practicable before filing a Shelf Registration Statement or any other registration statement contemplated by this Agreement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing such Shelf Registration Statement or such other registration statement and the prospectus included therein or any supplement or amendment thereto, and (B) such number of copies of such Shelf Registration Statement or such other registration statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Shelf Registration Statement or other registration statement;

(iv)          if applicable, use its reasonable best efforts to register or qualify the Registrable Securities covered by a Shelf Registration Statement or any other registration statement contemplated by this Agreement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the Managing Underwriter, shall reasonably request, provided, that the Company will not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

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(v)          promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of (A) the filing of a Shelf Registration Statement or any other registration statement contemplated by this Agreement or any prospectus included therein or any amendment or supplement thereto (other than any amendment or supplement resulting from the filing of a document incorporated by reference therein), and, with respect to such Shelf Registration Statement or any other registration statement or any post-effective amendment thereto, in each case other than an Automatic Shelf Registration Statement, when the same has become effective; and (B) the receipt of any written comments from the Commission with respect to any filing referred to in clause (A) and, subject to clause (vii) below, any written request by the Commission for amendments or supplements to such Shelf Registration Statement or any other registration statement contemplated by this Agreement or any prospectus or prospectus supplement thereto;

(vi)         promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of (A) the happening of any event as a result of which the prospectus or prospectus supplement contained in a Shelf Registration Statement or any other registration statement contemplated by this Agreement or any supplemental amendment thereto, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; (B) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of such Shelf Registration Statement or any other registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose; or (C) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, the Company agrees to as promptly as practicable amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(vii)        upon request and subject to appropriate confidentiality obligations, furnish to each Selling Holder copies of any and all transmittal letters or other correspondence with the Commission or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Securities;

(viii)        in the case of an Underwritten Offering, furnish upon request a “comfort” letter, dated the pricing date of such Underwritten Offering and a letter of like kind dated the date of the closing under the underwriting agreement, in each case, signed by the independent public accountants who have certified the Company’s financial statements included or incorporated by reference into the applicable registration statement, and the “comfort” letter shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus included therein and any supplement thereto) and as are customarily covered in accountants’ letters delivered to the underwriters in underwritten offerings of securities;

(ix)          in the case of an Underwritten Offering, use reasonable best efforts to furnish upon request a letter, dated the pricing date of such Underwritten Offering and a letter of like kind dated the date of the closing under the underwriting agreement, in each case, signed by the reserve engineers who have prepared reserve reports of estimated net proved oil and natural gas reserves with respect to certain oil and gas properties of the Company included or incorporated by reference into the applicable registration statement, and the letter shall be in customary form and covering substantially the same matters with respect to such registration statement (and the prospectus included therein and any supplement thereto) and as are customarily covered in reserve engineers’ letters delivered to the underwriters in underwritten offerings of securities;

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(x)            in the case of an Underwritten Offering, use reasonable best efforts to furnish upon request an opinion of U.S. counsel to the Company, dated the date of the closing under the underwriting agreement, in form and substance satisfactory to the underwriters of such Underwritten Offering;

(xi)         otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(xii)         make available to the appropriate representatives of the underwriters access to such information and the Company personnel as is reasonable and customary to enable such parties and their representatives to establish a due diligence defense under the Securities Act; provided, that the Company shall not disclose any non-public information to any such representatives unless and until such representatives have entered into a confidentiality agreement with the Company and/or as otherwise required by applicable law (including, without limitation, the Market Abuse Regulation);

(xiii)        use its reasonable best efforts to cause all such Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or nationally recognized quotation system on which the Ordinary Shares are then listed or quoted;

(xiv)        use its reasonable best efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holders to consummate the disposition of such Registrable Securities;

(xv)         provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the Effective Date of such registration statement;

(xvi)       enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders, or the underwriters, if any, in order to expedite or facilitate the disposition of such Registrable Securities (including, in the case of an Underwritten Offering of $50 million or greater of Registrable Securities, making appropriate officers of the Company available to participate in any “road show” presentations before analysts, and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Registrable Securities)); provided, however, that the officers of the Company shall not be required to dedicate an unreasonably burdensome amount of time in connection with activities for any Underwritten Offering; and

(xvii)       if requested by any Selling Holder in connection with any transaction involving any Registrable Securities (including any sale or other transfer of such Registrable Securities without registration under the Securities Act, pledges pursuant to margin loans, hedging or other transactions or arrangements (including, without limitation, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined)), provide such Selling Holder with customary and reasonable assistance to facilitate such transaction, including, without limitation (A) such action as the Selling Holder may reasonably request from time to time to enable the Selling Holder to sell Registrable Securities without registration under the Securities Act and (B) entering into an “issuer’s agreement” in connection with any margin loan with respect to such Registrable Securities in customary form.

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(c)         Each Selling Holder will at all times be required to comply with its obligations under the Market Abuse Regulation in respect of the Registrable Securities and, upon receipt of notice from the Company of the happening of any event of the kind described in Section 2.4(b)(vi), shall forthwith discontinue disposition of the Registrable Securities until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.4(b)(vi) or until it is advised in writing by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings incorporated by reference in the prospectus, and, if so directed by the Company, such Selling Holder will, or will request the Managing Underwriter or underwriters, if any, to deliver to the Company (at the Company’s expense) all copies in their possession or control, other than permanent file copies then in such Selling Holder’s possession, of the prospectus and any prospectus supplement covering such Registrable Securities current at the time of receipt of such notice.

Section 2.5 Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in the Shelf Registration Statement or in an Underwritten Offering under Article II of this Agreement if such Selling Holder has failed to timely furnish such information which, in the opinion of counsel to the Company, is reasonably required in order for the registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.6 Lock-Up.

(a)         Each Holder hereby irrevocably agrees that, subject to the exceptions set forth in this Section 2.6, without the prior written consent of the Company, the Holder will not, during the applicable Restricted Period, Transfer any Closing Ordinary Shares and/or Depositary Receipts representing such Closing Ordinary Shares other than in Permitted Transfers.

(b)          As used in this Section 2.6 with respect to each Holder:

(i)           “Permitted Transfer” means any Transfer (A) to an Affiliate of the Holder or, upon prior written notice and subject to the execution of a joinder agreement as set forth in the proviso below, an entity in which one or more Affiliates of the Holder, directly, or indirectly through one or more Affiliates of the Holder, owns equity interests with sufficient voting control in such entity, or otherwise has legally enforceable rights, such that one or more Affiliates of the Holder retain sole dispositive power and exclusive voting control with respect to the Closing Ordinary Shares held by such entity; (B) to the Company or any of its subsidiaries or the Company’s Employee Benefit Trust, including pursuant to a share buyback, tender offer, or any other lawful purchase of Ordinary Shares by the Company or any of its subsidiaries or the Company’s Employee Benefit Trust; (C) pursuant to a liquidation, merger, consolidation, share exchange, reorganization, tender offer or other similar transaction involving the Company or any of its subsidiaries that has been approved, authorized or recommended by the board of directors of the Company; (D) of Ordinary Shares purchased by such Holder on the open market; and (E) (1) for estate planning purposes to any trust, partnership, limited liability company or other vehicle for the benefit of such Holder; (2) by will or intestate succession upon the death of a Holder or a division or distribution of a trust described in clause (1) above; (3) pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (4) as a bona fide gift or charitable distribution, or for bona fide estate planning purposes; (5) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, or if the undersigned is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (for purposes of this Section 2.6, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin); (6) to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (7) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above; and (8) if such Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (x) to another corporation, partnership, limited liability company, trust or other business entity that controlled or managed by the Holder (including, but not limited to, any distribution to its members), or (y) to partners, limited liability company members, or stockholders of the Holder, including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; provided, however, that in the case of any transfer or distribution pursuant to clauses (A) through (E) above, such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee must sign and deliver a lock-up agreement to the Company substantially in the form of this Section 2.6 for a period not to exceed the Restricted Period; provided, further, that in order for the Transfer to be effective and binding, any transferee who receives Closing Ordinary Shares or Depositary Receipts representing such Closing Ordinary Shares pursuant to a Permitted Transfer in accordance with clauses (A) through (E) above at any time while this Agreement remains in effect must first execute a joinder to this Agreement and agree to be bound by the terms of this Agreement as if they were an original party (in the capacity of the Holder) hereto.

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(ii)           “Restricted Period” means (a) with respect to 33% of the Closing Ordinary Shares or Depositary Receipts representing such Closing Ordinary Shares issued to the Holder, the period commencing on Closing Date and ending on the date that is six months after the Closing Date, (b) with respect to an additional 33% of the Closing Ordinary Shares or Depositary Receipts representing such Closing Ordinary Shares issued to the Holder, the period commencing on the Closing Date and ending on the date that is nine months after the Closing Date, and (c) with respect to the remaining 34% of the Closing Ordinary Shares or Depositary Receipts representing such Closing Ordinary Shares issued to the Holder, the period commencing on the Closing Date and ending on the date that is one year after the Closing Date.

(iii)          “Transfer” means, with respect to Ordinary Shares or Depositary Receipts, directly or indirectly, by operation of Law, contract or otherwise, (A) the sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition to any Person of such Ordinary Shares or Depositary Receipts, in whole or in part, including as a result of foreclosure on a security interest, (B) any hedging, swap, forward contract or other transaction that is designed to or which reasonably could be expected to lead to or result in a transfer or other disposition of Beneficial Ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of, or pecuniary interest in, or the economic consequences of having Beneficial Ownership of, such Ordinary Shares or Depositary Receipts, including any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to such Ordinary Shares or Depositary Receipts, (C) any short sale of, or trade in, such Ordinary Shares or Depositary Receipts, or entry into any transaction with respect to derivative securities representing the right to vote or economic benefits of, such Ordinary Shares or Depositary Receipts, or (D) any entry into any contract, option or other arrangement or understanding with respect to the matters described in the foregoing clauses (A) to (C); provided, however, that the following shall not be considered a “Transfer”: (1) entering into a voting or support agreement (with or without granting a proxy) in support of any merger, consolidation or other business combination of the Company that has been approved, and is then recommended, by the Company’s board of directors, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger); or (2) the grant of a proxy to officers or directors of the Company at the request of the Company’s board of director in connection with actions to be taken at a general or special meeting of shareholders.

(c)         Any attempted Transfer in violation of this Section 2.6 shall, to the fullest extent permitted by applicable Law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other parties not to, record or recognize any such purported transaction on the books of the Company. In furtherance of the foregoing, each Holder agrees that the Company and any duly appointed transfer agent for the registration or transfer of the Closing Ordinary Shares are hereby authorized to decline to make any Transfer of Closing Ordinary Shares or Depositary Receipts representing such Closing Ordinary Shares if such Transfer would constitute a violation or breach of this Section 2.6.

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Section 2.7 In-Kind Distributions. If any Holder seeks to effectuate an in-kind distribution of all or part of their Registrable Securities to their respective direct or indirect equityholders, the Company will, subject to any applicable lock-ups, including pursuant to Section 2.6, use commercially reasonable efforts to cooperate with and assist such Holder, such equityholders and the Company’s transfer agent to facilitate such in-kind distribution; provided, that the Holder and its equityholders, as applicable, shall (A) deliver such documents and undertakings reasonably requested by the Company, its counsel or its transfer agent in connection with such request, including an indemnity letter to the Company indemnifying the Company to the same extent the Company is required or requested to indemnify the Company’s transfer agent in connection with such in-kind distribution, if applicable, and (B) if applicable, agree not to sell such shares unless an effective registration statement is on file with the Commission or there is an applicable exemption from registration for such sale under the Securities Act or the rules promulgated thereunder. Any delivery of Ordinary Shares without restrictive legends pursuant to this Section 2.7 shall be made in accordance with Section 2.12. Notwithstanding the provisions of Section 2.8, each of the Holder and its equityholders shall be responsible for its own fees and expenses incident to the delivery of Ordinary Shares pursuant to this Section 2.7.

Section 2.8 Expenses. The Company will pay all reasonable expenses incident to the Company’s performance under or compliance with this Agreement to effect the registration of Registrable Securities in a Shelf Registration Statement pursuant to Section 2.1, a Piggyback Registration pursuant to Section 2.2 or an Underwritten Offering or Underwritten Block Trade pursuant to Section 2.3 and the disposition of such securities, including, without limitation: (a) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the Commission or FINRA, (b) all fees and expenses in connection with compliance with any securities or “blue sky” laws, (c) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with DTC or other depositary and of printing prospectuses), (d) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance), (e) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed, (f) all applicable rating agency fees with respect to the Registrable Securities, (g) all fees and disbursements of legal counsel for the Company, (h) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties) and (i) all expenses of the Company and its officers and employees related to the “road-show” for any Underwritten Offering, including all travel, meals and lodging. Each Selling Holder shall pay its pro rata share of all Selling Expenses incurred by it in connection with any sale of its Registrable Securities hereunder (including all underwriting fees, discounts and selling commissions, transfer taxes allocable to the sale of the Registrable Securities and all fees and disbursements of counsel for the Selling Holders), provided that DGOC will pay all reasonable fees and disbursements of one legal counsel for Selling Holders selected by the Holders (which may be the same counsel as selected for the Company), together with any necessary local counsel as may be required by the Selling Holders, in an amount not to exceed $200,000 in any 12-month period.

Section 2.9 Indemnification.

(a)          By the Company. In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, to the extent permitted by applicable law and without limitation as to time, the Company will indemnify and hold harmless each Selling Holder thereunder, its directors, officers, members, partners, employees, agents, representatives and managers, and each Person, if any, who controls such Selling Holder within the meaning of the Securities Act and the Exchange Act, and its directors, officers, members, partners, employees, agents, representatives and managers, against any losses, claims, actions, damages, expenses or liabilities (including reasonable attorneys’ fees and expenses), including any of the foregoing incurred in settlement of any litigation commenced or threatened by any party other than a Selling Holder (collectively, “Losses”), joint or several, to which such Selling Holder or controlling Person or directors, officers, employees, agents, representatives or managers may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact (in the case of any prospectus, in light of the circumstances under which such statement is made) contained in the Shelf Registration Statement or any other registration statement contemplated by this Agreement, any preliminary prospectus or final prospectus contained therein, or any free writing prospectus related thereto, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, and will reimburse each such Selling Holder, its directors and officers, and each such controlling Person and each such director, officer, employee, agent, representatives or manager for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions or proceedings; provided, however, that the Company will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Selling Holder or such controlling Person in writing specifically for use in the Shelf Registration Statement or such other registration statement, or prospectus supplement, as applicable. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Selling Holder or any such director, officer, employee, agent, representatives, manager or controlling Person, and shall survive the transfer of such securities by such Selling Holder.

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(b)          By Each Selling Holder. Each Selling Holder agrees severally and not jointly to indemnify and hold harmless the Company, its directors, officers, employees, representatives and agents and each Person, if any, who controls the Company within the meaning of the Securities Act or of the Exchange Act to the same extent as the foregoing indemnity from the Company to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in the Shelf Registration Statement or prospectus supplement relating to the Registrable Securities, or any amendment or supplement thereto; provided, however, that the liability of each Selling Holder shall not be greater in amount than the dollar amount of the proceeds (net of any Selling Expenses) received by such Selling Holder from the sale of the Registrable Securities giving rise to such indemnification.

(c)          Notice. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party other than under this Section 2.9(c) except to the extent that the indemnifying party is materially prejudiced by such failure. In any action brought against any indemnified party, it shall notify the indemnifying party of the commencement thereof. The indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 2.9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, (i) if the indemnifying party has failed to assume the defense and employ counsel reasonably satisfactory to the indemnified party or (ii) if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have concluded that there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party or representation by both parties by the same counsel is otherwise inappropriate under the applicable standards of professional conduct, then the indemnified party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred. Notwithstanding any other provision of this Agreement, the indemnifying party shall not settle any indemnified claim without the consent of the indemnified party, unless the settlement thereof imposes no liability or obligation on, includes a complete release from liability of, and does not contain any admission of wrongdoing by, the indemnified party.

(d)          Contribution. If the indemnification provided for in this Section 2.9 is held by a court or government agency of competent jurisdiction to be unavailable to the Company or any Selling Holder or is insufficient to hold them harmless in respect of any Losses, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of such Selling Holder on the other in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that in no event shall such Selling Holder be required to contribute an aggregate amount in excess of the dollar amount of proceeds (net of Selling Expenses attributable to such Selling Holder in accordance with Section 2.8) received by such Selling Holder from the sale of Registrable Securities giving rise to such indemnification less the amount of any damages that such Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The relative fault of the Company on the one hand and each Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to, information supplied by such party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an indemnified party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such indemnified party in connection with investigating or defending any Loss which is the subject of this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

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(e)         Other Indemnification. The provisions of this Section 2.9 shall be in addition to any other rights to indemnification or contribution which an indemnified party may have pursuant to law, equity, contract or otherwise. To the extent that any of the Holders is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any Commission comments or policies or any court of law or otherwise, the Company agrees that (i) the indemnification and contribution provisions contained in this Section 2.9 shall be applicable to the benefit of such Holder in its role as deemed underwriter in addition to its capacity as a Holder (so long as the amount for which any other Holder is or becomes responsible does not exceed the amount for which such Holder would be responsible if the Holder were not deemed to be an underwriter of Registrable Securities) and (ii) such Holder and its representatives shall be entitled to conduct the due diligence which would normally be conducted in connection with an offering of securities registered under the Securities Act, including receipt of customary opinions and comfort letters.

Section 2.10 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company shall use reasonable best efforts to:

(a)          Make and keep adequate current public information regarding the Company available, as those terms are understood and defined in Rule 144;

(b)          File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c)          So long as a Holder, together with its Affiliates, owns any Registrable Securities, (i) unless otherwise available at no charge by access electronically to the Commission’s EDGAR filing system (or any successor system), furnish to such Holder forthwith upon request a copy of the most recent annual or interim report of the Company, and such other public reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration, and (ii) to the extent accurate, furnish to such Holder upon reasonable request a written statement of the Company that it has complied with the reporting requirements of Rule 144.

Section 2.11 Transfer or Assignment of Registration Rights. Without the prior written consent of the Company, the rights to cause the Company to register Registrable Securities granted to the Holders by the Company under this Article II may not be transferred or assigned by the Holders except to one or more transferee(s) or assignee(s) of such Registrable Securities pursuant to a Permitted Transfer in accordance with Section 2.6. The Company shall be given written notice prior to any said transfer or assignment, stating the name and address of each such transferee and identifying the securities with respect to which such registration rights are being transferred or assigned, and each such transferee shall assume in writing responsibility for its obligations of such Holder under this Agreement.

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Section 2.12 Company Obligations Regarding Legend Removal. The restrictive legend on any Depositary Receipts representing Ordinary Shares covered by this Agreement shall be removed only if (a) the Ordinary Shares represented by such Depositary Receipts are sold, distributed or otherwise transferred pursuant to an effective registration statement under the Securities Act in accordance with the plan of distribution described therein, (b) the Ordinary Shares represented by such Depositary Receipts may be sold by the applicable Holder free of restrictions without regard to Rule 144(b) (i.e., such Holder is not an Affiliate of the Company, and has not been an Affiliate of the Company for the previous three months, and has satisfied the one-year holding period under Rule 144), or (c) the Ordinary Shares represented by such Depositary Receipts are being sold, assigned or otherwise transferred pursuant to Rule 144 or another available exemption from registration under the Securities Act; provided, that with respect to clause (b) or (c) above, the applicable Holder has provided all documentation and evidence (which documentation (i) other than in connection with sales pursuant to Rule 144, may include an opinion of counsel and (ii) may include a representation letter from the Holder that, with respect to determinations of Affiliate status for purposes of Rule 144, shall be determinative, absent manifest error) as may reasonably be required by the Company or its transfer agent to confirm that the legend may be removed under applicable securities laws, including an indemnity letter to the Company indemnifying the Company to the same extent the Company is required or requested to indemnify the Company’s transfer agent in connection with such legend removal, if applicable, (the “Legend Removal Documents”). The Company will use its reasonable best efforts to assist such Holder in the facilitation of such transfers, including the delivery of instruction letters and legal opinions to the transfer agent. The Company shall cooperate with the applicable Holder covered by this Agreement to cause its transfer agent to remove the legend on such Depositary Receipts pursuant to this Section 2.12 and exchange such Depositary Receipts for Ordinary Shares as soon as reasonably practicable after delivery of notice from such Holder that the conditions to removal are satisfied (together with any Legend Removal Documents). The Company shall bear all direct costs and expenses associated with the removal of a legend pursuant to this Section 2.12, provided, that the applicable Holder shall be responsible for all fees and expenses (including of counsel for such Holder) incurred by such Holder. For the avoidance of doubt, each Holder acknowledges that no legend will be removed from Depositary Receipts hereunder unless such Depositary Receipts are being exchanged for Ordinary Shares without restrictions on transfer pursuant to this Section 2.12.

Section 2.13 Aggregation of Registrable Securities. All Registrable Securities held or acquired by Persons who are Affiliates of one another shall be aggregated together for the purpose of determining the availability of any rights under this Agreement. In addition, all other Ordinary Shares held by a Person and for which such Person has similar registration rights pursuant to an agreement between such Person and the Company shall be aggregated together for the purpose of determining such Person’s rights under this Agreement solely as such shares relate to minimum quantity requirements contemplated herein; provided, that for the avoidance of doubt, such Ordinary Shares shall not otherwise be deemed Registrable Securities for any other purpose under this Agreement.

Section 2.14 No Conflicts of Rights. The Company represents and warrants that it is not subject to any registration rights that are superior to, inconsistent with or that in any way violate or subordinate the rights granted to the Holders hereby. The Company shall not, prior to the termination of this Agreement, grant any registration rights that conflict with, would prevent the Company from performing, or are superior to or inconsistent with, the rights granted to the Holders hereby.

Section 2.15 Limitation on Subsequent Registration Rights. From and after the date hereof, the Company shall not, without the prior written consent of the Holders, enter into any agreement with any current or future holder of any equity securities of the Company that would allow such current or future holder to require the Company to include equity securities in any registration statement filed by the Company on a basis other than pari passu with, or expressly subordinated to the piggyback rights granted to the Holders pursuant to Section 2.2 or Section 2.3; provided, that in no event shall the Company enter into any agreement from and after the date hereof that would permit another holder of securities of the Company to participate on a superior or pari passu basis (in terms of priority of cut-back based on advice of underwriters) with a Holder requesting registration or takedown in an Underwritten Offering or an Underwritten Block Trade pursuant to Section 2.3.

ARTICLE III
MISCELLANEOUS

Section 3.1 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, facsimile, e-mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

(a)           If to any Holder, to the address or email address under such Holder’s name on the signature pages hereto.

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(b)          If to the Company:

Diversified Production LLC
414 Summers Street, 2nd Floor
Charleston, WV 25301
Attn: Ben Sullivan
Email: bsullivan@dgoc.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002
Attention: Hillary H. Holmes
Facsimile: (346) 718-6902
E-mail: HHolmes@gibsondunn.com

or, if to a transferee of a Holder, to the transferee at the address provided pursuant to Section 2.11 above. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the facsimile copy or e-mail, if sent via facsimile or e-mail; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 3.2 Accredited Investor Status. Each of the undersigned receiving Closing Ordinary Shares on the Closing Date pursuant to the Merger Agreement hereby represents and warrants to the Company on the date hereof is an “accredited investor,” as such term is defined in Regulation D of the Securities Act, and is acquiring the Closing Ordinary Shares for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, any applicable state blue sky Laws or any other applicable securities Laws.

Section 3.3 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including subsequent Holders of Registrable Securities to the extent permitted herein.

Section 3.4 Assignment of Rights. All or any portion of the rights and obligations of the Holders under this Agreement may be transferred or assigned by the Holders so long as in conformity with Section 2.6 and Section 2.11 hereof.

Section 3.5 Recapitalization (Exchanges, etc. Affecting the Registrable Securities). The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued and allotted in respect of, in exchange for or in substitution of, the Registrable Securities, and shall be appropriately adjusted for combinations, recapitalizations and the like occurring after the date of this Agreement.

Section 3.6 Specific Performance. Damages in the event of breach of this Agreement by a party hereto would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives (a) any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief or that a remedy at law would be adequate and (b) any requirement under any law to post securities as a prerequisite to obtaining equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity which such Person may have.

Section 3.7 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

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Section 3.8 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

Section 3.9 Governing Law, Submission to Jurisdiction. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby shall be brought and determined by courts of the State of Texas located in Houston, Texas and the federal courts of the United States of America located in Houston, Texas, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Agreement.

Section 3.10 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, AND AGREE TO CAUSE THEIR AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (a) ARISING UNDER THIS AGREEMENT OR (b) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 3.11 Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting or impairing the validity or enforceability of such provision in any other jurisdiction.

Section 3.12 Entire Agreement. This Agreement and the Merger Agreement are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein or therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by the Company set forth herein or therein. This Agreement and the Merger Agreement supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 3.13 Term; Amendment. This Agreement shall automatically terminate and be of no further force and effect on the date on which there are no Registrable Securities. This Agreement may be amended only by means of a written amendment signed by the Company and the Holders of a majority of the then outstanding Registrable Securities; provided, however, that no such amendment shall materially and adversely affect the rights of any Holder hereunder without the consent of such Holder.

Section 3.14 No Presumption. In the event any claim is made by a party relating to any conflict, omission, or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular party or its counsel.

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Section 3.15 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Holders, their respective permitted assignees and the Company shall have any obligation hereunder and that, notwithstanding that one or more of the Company and the Holders may be a corporation, partnership or limited liability company, no recourse under this Agreement or under any documents or instruments delivered in connection herewith or therewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the Company, the Holders or their respective permitted assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise by incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the Company, the Holders or any of their respective assignees, or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, shareholder or Affiliate of any of the foregoing, as such, for any obligations of the Company, the Holders or their respective permitted assignees under this Agreement or any documents or instruments delivered in connection herewith or therewith or for any claim based on, in respect of or by reason of such obligation or its creation, except in each case for any assignee of a Holder hereunder.

Section 3.16 Interpretation. Article and Section references in this Agreement are references to the corresponding Article and Section to this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to.” If any period of days referred to in this Agreement shall end on a day that is not a Business Day, then the expiration of such period shall be automatically extended until the end of the first succeeding Business Day.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DIVERSIFIED ENERGY COMPANY PLC

By:
Name:
Title:

DIVERSIFIED GAS & OIL CORPORATION

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

[HOLDER]

By:
Name:
Title:

Exhibit B

Form of Relationship Agreement

Exhibit B – Form of Relationship Agreement

Final Form

DATED [●], 2025

RELATIONSHIP AGREEMENT

between

DIVERSIFIED ENERGY COMPANY PLC

and

EIG MANAGEMENT COMPANY, LLC

CONTENTS

1	Interpretation	1

2	Commencement and duration	4

3	Nominated director appointment rights	4

4	Undertakings	7

5	Procedure on conflict	7

6	Information	8

7	Confidentiality	9

8	Standstill	9

9	Termination	10

10	Status of this Agreement	11

11	Assignment	11

12	Entire agreement	11

13	Counterparts	11

14	Variation and waiver	11

15	No partnership or agency	12

16	Notices and consents	12

17	Severance	13

18	Rights of third-parties	13

19	Inadequacy of damages	13

20	Rights and remedies	13

21	Governing law	13

22	Jurisdiction	14

23	Further assurances	14

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THIS AGREEMENT is dated [●], 2025

BETWEEN:

(1)
Diversified Energy Company PLC, a public company incorporated in England and Wales under number 09156132 whose registered office is at 4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, United Kingdom, RG1 1NB (“Parent”); and

(2)	EIG Management Company, LLC, a Delaware limited liability company (“EIG”).

Each of Parent and EIG being a “Party” and together, the “Parties”.

WHEREAS:

(A)
(i) Parent, (ii) Remington Merger Sub, LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Merger Sub”), (iii) Maverick Natural Resources, LLC, a Delaware limited liability company (the “Company”), (iv) solely for purposes of Section 7.3 therein, Diversified Gas & Oil Corporation, a Delaware corporation, and (v) solely for purposes of certain specified provisions, EIG, solely in its capacity as representative of the existing holders of membership interests of the Company, are parties to that certain Merger Agreement dated as of January 24, 2025, providing for the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

(B)	In connection with the Merger, certain controlled Affiliates (as defined below) of EIG will subscribe for Ordinary Shares (as defined below).

(C)	The Parties are entering into this Agreement for the purposes of Parent providing to EIG, and each Party complying with, the respective undertakings set out herein.

THIS AGREEMENT WITNESSES as follows:

1	Interpretation

1.1	The definitions and rules of interpretation in this clause 1 apply in this Agreement.

Affiliate:
with respect to any person, any other person that directly or indirectly through one or more intermediaries controls or is controlled by the person in question; provided that, with respect to a shareholder or any of its Affiliates, (x) “Affiliate” does not include any portfolio company of a shareholder or any of its Affiliates and (y) for purposes of this Agreement, Parent and its subsidiaries shall not be deemed to be an Affiliate of any shareholder of Parent or such shareholder’s Affiliates. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

Applicable Law:
applicable statutes, laws, common laws, treaties, acts, constitutions, regulations, rules, codes, by-laws, injunctions, judgments, binding decrees, ordinances, rulings, awards, writs, orders or other binding requirement of any governmental authority.

Articles:	the articles of association of Parent, as amended from time to time.

Board:	the board of directors of Parent from time to time.

Business Day:	any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York, United States or London, England.

Companies Act:	the UK Companies Act 2006, as amended from time to time.

Confidential Information:	any information of a secret or confidential nature received by a Party (or its Affiliates) from the other Party (or its Affiliates) in connection with this Agreement.

Corporate Governance Code:	the UK Corporate Governance Code issued in January 2024 by the UK Financial Reporting Council, as amended from time to time.

Director:	a director of Parent from time to time.

Disclosure Guidance and Transparency Rules:	the Disclosure Guidance and Transparency Rules made by the FCA and forming part of the FCA Handbook, as amended from time to time.

FCA:	the United Kingdom’s Financial Services Authority acting in its capacity as relevant competent authority the United Kingdom under Part VI of the Financial Services and Markets Act 2000.

FSMA:	the Financial Services and Markets Act 2000, including any regulations or other legislation made pursuant thereto or in substitution therefor.

Group:	Parent and its subsidiaries and subsidiary undertakings from time to time.

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Independent Directors:	a non-executive Director appointed in accordance with the Articles who is independent for the purposes of the Corporate Governance Code.

Listing Rules:	the Listing Rules made by the FCA under Part VI of FSMA and forming part of the FCA’s Handbook of rules and guidance as amended from time to time.

Market Abuse Regulation
the UK version of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as it forms part of UK domestic law pursuant to the European Union (Withdrawal) Act 2018, as amended from time to time.

Nominated Director:	has the meaning given to that term in clause 3.1.

Nomination Committee:	the nomination committee of the Board as constituted from time to time.

NYSE:	the New York Stock Exchange.

Ordinary Shares:	the ordinary shares, par value of £0.20 per share, of Parent.

Outstanding Ordinary Shares:	at any given time, the aggregate number of Ordinary Shares issued by Parent at such time (which, for the avoidance of doubt, does not include treasury shares).

SEC:	the U.S. Securities and Exchange Commission.

Termination Date:	has the meaning given in clause 2.

VAT:	value added tax.

1.2	Clause and paragraph headings shall not affect the interpretation of this Agreement.

1.3	References to clauses are to the clauses of this Agreement.

1.4
A reference to this Agreement or to any other agreement or document referred to in this Agreement is a reference to this Agreement or such other agreement or document as varied or novated in accordance with its terms from time to time.

1.5	Unless the context otherwise requires, words in the singular shall include the plural and, in the plural, shall include the singular.

1.6	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

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1.7	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.8	A reference to any Party shall include that Party’s successors.

1.9	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.10	A reference to writing or written includes email.

1.11
Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.12	A reference to a statute, statutory provision, code, regulation or rule is a reference to it as amended, extended, consolidated, replaced or re-enacted from time to time.

1.13	A reference to a legislative or regulatory provision, rule or code shall include all subordinate legislation, regulations, rules and codes made from time to time under that provision, rule or code.

1.14	Any obligation on a Party not to do something includes an obligation not to allow that thing to be done.

2	Commencement and duration

2.1
This Agreement shall come into force on the date hereof and shall continue in full force and effect until the date that this Agreement is terminated in accordance with clause 8 (the “Termination Date”).

3	Nominated director appointment rights

3.1	Parent agrees that for so long as EIG (including, for purposes of this clause 3, all of EIG’s controlled Affiliates) holds, in the aggregate:

(a)	no fewer than twenty percent (20%) of the Outstanding Ordinary Shares, EIG shall be entitled to nominate for appointment two non-executive directors to the Board;

(b)
fewer than twenty percent (20%) but no fewer than ten percent (10%) of the Outstanding Ordinary Shares, EIG shall be entitled to nominate for appointment one non-executive director to the Board (such persons referenced in clause 3.1(a) and 3.1(b) being “Nominated Directors”); and

(c)	no fewer than ten percent (10%) of the Outstanding Ordinary Shares, the number of directors on the Board shall not exceed eight (8) without the prior written consent of EIG.

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3.2
The Parties agree that EIG’s right to nominate for appointment the Nominated Directors pursuant to section 3.1(a) and 3.1(b) shall cease immediately on the Business Day on which EIG ceases to hold at least twenty percent (20%) and ten percent (10%) of the Outstanding Ordinary Shares, respectively, and EIG shall not be entitled to nominate for appointment a Nominated Director if it holds, in aggregate, fewer than ten percent (10%) of the Outstanding Ordinary Shares.

3.3
Any appointment, removal, or reappointment of a Nominated Director by EIG shall be made by written notice to Parent, provided that the first Nominated Directors shall be nominated within five Business Days following the date of this Agreement. Prior to the appointment of a Nominated Director pursuant to this clause 3, EIG shall consult in advance and take into account the reasonable representations of the Nomination Committee and the Board regarding the identity, qualifications and suitability of the person proposed to be appointed. No Nominated Director shall be appointed or continue in office as a Director if the Nomination Committee (acting reasonably) determines that such appointment or continuation in office would have an adverse effect on the reputation or good standing of Parent.

3.4
For so long as required pursuant to clause 3.1 and subject to clauses 3.3, 3.5 and 3.6 and to the requirements of the Articles, Parent shall, within ten Business Days after the date of written notice from EIG in accordance with clause 3.1, procure that the person so nominated is appointed, removed, or reappointed (as the case may be) as a Director on the Board.

3.5	Parent’s obligation to formally appoint a Nominated Director in accordance with clause 3.3 shall be subject to and conditional on that person:

(a)	not being an employee of Parent or its subsidiaries;

(b)	not being disqualified under the Companies Act or any other Applicable Law from being appointed as a Director;

(c)	not being prohibited under the Listing Rules or the Corporate Governance Code, in each case as applicable to the Parent; and

(d)	entering into a letter of appointment with Parent, and agreeing to adhere to rules of conduct, in each case consistent with those of other non-executive directors of Parent.

3.6
If a Nominated Director ceases to serve for any reason, EIG shall, subject to EIG being entitled to nominate such individual for appointment as a director of the Board pursuant to clause 3.1, be entitled to nominate such person’s successor for appointment in accordance with this Agreement and the Board shall promptly fill the vacancy with such successor Nominated Director in accordance with this Agreement.

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3.7
If EIG is no longer entitled to nominate a Nominated Director(s) pursuant to clauses 3.1 and 3.2, then upon receipt of a request from Parent to EIG or the applicable Nominated Director, such Nominated Director(s) shall (and EIG shall, to the extent legally able to do so, cause such Nominated Director(s) to) tender his resignation as a Director to be effective forthwith and such Nominated Director(s) shall not be entitled to seek compensation for loss of office and shall be deemed to have waived all claims that the relevant Nominated Director may have against Parent in connection thereto. For the avoidance of doubt, this shall not prejudice any Nominated Director’s right to indemnification from Parent in respect of his period of office, whether under the Articles or a separate deed of indemnity with Parent, nor any Nominated Director’s rights and/or claims as a shareholder of Parent. If the relevant Nominated Director refuses to resign, the Parties shall use their best endeavors to ensure that the relevant Nominated Director is removed at a general meeting of the shareholders under section 168 of the Companies Act as soon as practicable.

3.8	Without prejudice to the Articles, Parent shall be entitled by notice in writing to EIG to immediately terminate the appointment of any Nominated Director where:

(a)	he is prohibited by law from being a director;

(b)
he is removed from office by the shareholders of Parent at a general meeting pursuant to section 168 of the Companies Act or is not re-elected as a director by the shareholders of Parent at an annual general meeting;

(c)	the Nominated Director commits a material breach of his obligations under his letter of appointment with Parent; or

(d)	EIG is obliged under clause 3.7 to cause the resignation of the relevant Nominee and such Nominee has not so resigned with immediate effect.

3.9
EIG agrees that, if the appointment of a particular Nominated Director is terminated by Parent for any reason set out in clause 3.8 above, then EIG will procure the resignation of such individual as soon as reasonably practicable and EIG will not (save with the prior approval of the Nomination Committee) be entitled to nominate such individual for re-appointment as a Nominated Director.

3.10
Each Nominated Director shall receive the same compensation for his service as a non-executive director to Parent, and shall be entitled to the same rights to indemnification and exculpation from Parent, in each case, as the other directors on the Board that are not Nominated Directors. Each Nominated Director shall be reimbursed by Parent for all reasonable travel and other out-of-pocket expenses that such Nominated Director incurs in attending or participating in meetings of the Board or otherwise fulfilling such Nominated Director’s duties as a director, at the same rate and in the same manner as the other directors on the Board that are not Nominated Directors.

3.11
EIG shall indemnify Parent on demand in full against any liabilities incurred by Parent and arising as a direct result of any claims by a Nominated Director arising from loss of office, together with any costs reasonably incurred by Parent in connection with the convening, holding and/or administration of any general meeting to consider any resolution to remove such Nominated Director.

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3.12
EIG shall notify Parent promptly upon ceasing to hold (i) twenty percent (20%) or more, and (ii) ten percent (10%) or more, of the Outstanding Ordinary Shares and shall provide such information as may reasonably be required by Parent from time to time (and in any case prior to the appointment or re-appointment of any Nominated Director) to evidence that EIG continues to hold (i) ten percent (10%) or more or (ii) twenty percent (20%) or more, respectively, of the Outstanding Ordinary Shares, as the case may be.

4	Undertakings

4.1	EIG undertakes to Parent that it shall, and shall procure that its Affiliates and Nominated Directors (subject to such directors complying with their legal and fiduciary duties) shall:

(a)
not take any action that would have the effect of preventing Parent or any other member of the Group from complying with Applicable Law, including any obligations under the Listing Rules, Disclosure Guidance and Transparency Rules, the Market Abuse Regulation, the requirements of the London Stock Exchange, the FSMA or the Financial Services Act, 2012;

(b)	not propose or procure the proposal of any shareholder resolution which is intended or appears to be intended to circumvent the proper application of the Listing Rules;

(c)
not take any action that would have the effect of preventing Parent, any other member of the Group or the Board from managing their affairs in accordance with the principles of good governance set out in the Corporate Governance Code;

(d)
not exercise any voting or other rights and powers as a shareholder of Parent to procure or propose, or vote in favor of, any resolution which would be inconsistent with, undermine or breach any provisions of this Agreement, the Listing Rules, the Disclosure Guidance and Transparency Rules or the Market Abuse Regulation; and

(e)
not take any steps or actions which would result in the cancellation of, or prevent Parent from maintaining, or render Parent unsuitable for, listing on the NYSE and/or the equity shares (commercial companies) category of the Official List and to trading on the main market for listed securities of the London Stock Exchange, unless recommended by the Board, or result in the Parent being subject to regulatory censure or other adverse regulatory action.

5	Procedure on conflict

5.1
If, in the opinion of a majority of the Independent Directors present at a meeting of the Board, a matter, transaction, arrangement or agreement gives rise to a conflict of interest (direct or indirect) between:

(a)	any member of the Group, on the one hand; and

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(b)	any Nominated Director, EIG or any of their Affiliates, on the other hand,

(each, a “Conflict”), the Nominated Director shall:

(i)          remove himself from any Board or committee meeting (or the relevant part thereof) during which any matter, transaction, arrangement or agreement to which the Conflict relates is discussed;

(ii)          not receive any Board or committee papers relating to the Conflict, unless a majority of the Independent Directors otherwise determines; and

(iii)          not vote in relation to that matter, transaction, arrangement or agreement.

6	Information

6.1
For so long as EIG is entitled to nominate for appointment a Nominated Director pursuant to this Agreement, and subject to compliance by Parent with its legal and regulatory obligations, Parent shall provide to EIG (or procure that EIG is provided with) such financial and other information as may be reasonably requested by EIG for the purpose of:

(a)	completing any tax return or other filing which may be required by Applicable Law;

(b)	any audit or regulatory reason; or

(c)	meeting its financial reporting requirements.

Nothing in this clause 6 shall oblige Parent to take any action which in its reasonable opinion would be to the material detriment of the Group or any of the Group’s shareholders (other than EIG and/or its Affiliates).

6.2
Each Nominated Director shall, to the extent permitted by Applicable Law and subject to that Nominated Director complying with his duties as a Director, be entitled to disclose any information received under or in connection with this Agreement or the Articles to EIG, provided that EIG and its Affiliates keep all such information received as Confidential Information. A Nominated Director may not disclose such information for the purposes of any competing business interests.

6.3	EIG agrees, and agrees to procure that its Affiliates agree, to treat as Confidential Information all information provided to them under clauses 6.1 and 6.2.

6.4
EIG acknowledges that (a) inside information and/or material non-public information may only be disclosed by any person (including a Nominated Director) in limited circumstances permitted by Applicable Law, and (b) notwithstanding the foregoing, any information disclosed to it by a Nominated Director, Parent or any other member of the Group may be inside information and/or material non-public information, and that EIG and its Affiliates are subject to Applicable Laws relating to market abuse and inside information in respect of their dealings in Parent’s securities while in possession of any such information.

6.5	Parent and the Group accept no responsibility for or liability in respect of the information disclosed to EIG or any of its Affiliates pursuant to this clause 6.

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7	Confidentiality

7.1
Each Party shall use all reasonable endeavors to ensure that Confidential Information of the other Party shall be treated as confidential by it and its officers, employees and agents and shall not be disclosed to any third party.

7.2
No Party shall make nor, in the case of Parent, permit any other member of the Group to make and, in the case of EIG, permit any of its Affiliates to make, any announcement concerning the subject matter of this Agreement.

7.3	Nothing in this clause 7 prevents disclosure by any Party of Confidential Information of the other Party:

(a)	with the written approval of the other Party;

(b)	to the extent required by Applicable Law or by the FCA, the SEC, the UK Listing Authority, London Stock Exchange, the NYSE or any other competent regulatory body;

(c)	to the extent that the information is in or comes into the public domain other than as a result of a breach of this Agreement;

(d)	to the extent that the information is received from a person possessing it otherwise than as a result of any breach by any person of a duty of confidentiality to the other Party;

(e)	for the purpose of pursuing or defending any proceedings arising out of this Agreement, any letter of appointment or the Articles;

(f)
unless prohibited by Applicable Law, to that Party’s Affiliates and its and their professional advisers, auditors or bankers, provided that prior to any disclosure to any such person, the relevant Party shall procure that such person is made aware of the terms of this clause 7 and the relevant Party shall procure that such person adheres to these terms as if it were bound by the provisions of this clause 7; or

(g)
to relevant tax or VAT authorities, any regulatory authority, and any other governmental or public authorities, but only to the extent that such persons require the information for the proper discharge of their functions.

8	Standstill

8.1
For a period of one (1) year following the date hereof, EIG shall not, and shall procure that none of its Affiliates shall, either alone or with other persons, directly or indirectly, whether alone or acting in concert with others, without Parent’s prior written consent:

(a)
acquire, offer to acquire, procure, induce or encourage any other person to acquire any further direct or indirect interest in any Ordinary Shares or other securities of Parent or any member of its Group (“Parent Securities”) or enter into any agreement, arrangement or understanding (whether legally binding or not) or do or omit to do any act as a result of which it or any person may acquire any further direct or indirect interest in any Parent Securities;

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(b)
make, announce, procure or induce any other person to make or announce any firm offer, possible offer, invitation or solicitation for all or any interest in Parent Securities, or enter into any agreement, arrangement or understanding (whether legally binding or not), or do or omit to do any act as a result of which any person may become obliged to make or announce a firm offer, possible offer, invitation or solicitation for such an interest;

(c)
submit any proposal which because of its terms would be required to be made public by Parent, or announce any proposal for any purchase, offer, tender, merger, consolidation, share exchange, restructuring, recapitalization or similar transaction which in any case involves Parent Securities or any material undertakings, assets or business of Parent;

(d)
take any step which might give rise to any obligation under the City Code on Takeovers and Mergers (the “Takeover Code”), as amended from time to time, or otherwise to make any sort of offer or tender for all or any part of the share capital of Parent;

(e)
make or in any way participate, directly or indirectly, in any solicitation of proxies or votes or any attempt to influence votes from or by any holder of voting shares or other Parent Securities in connection with any vote of holders of Parent Securities or requisition or join in requisitioning or attempt to induce any other person to requisition any general meeting of Parent, other than in a manner that is recommended by the Board;

(f)	enter into any agreement or arrangement (whether or not legally binding) with any person relating to or connected with any of the foregoing; or

(g)	procure to be done any of the above.

9	Termination

9.1
This Agreement will terminate automatically upon the earlier of (i) the date on which EIG ceases to hold at least ten percent (10%) of the Outstanding Ordinary Shares (including, for purposes of this clause 9.1, any Outstanding Ordinary Shares held by EIG’s controlled Affiliates or persons acting in concert with EIG, as determined in accordance with the Takeover Code), or (ii) the date on which this Agreement is terminated by the mutual written consent of Parent and EIG.

9.2
Termination of this Agreement shall not affect any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the Agreement which existed at or before the date of termination.

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9.3
If this Agreement is terminated pursuant to the provisions of  this clause 9, such termination shall be without prejudice to the provisions of clauses 3.11, 7, 21 and 22, which clauses shall continue in full force and effect.

10	Status of this Agreement

10.1	If there is any inconsistency between any of the provisions of this Agreement and the Articles, the provisions of the Articles shall prevail.

10.2
For the avoidance of doubt, the obligations of each of the Parties under this Agreement shall be subject to all applicable legal and regulatory requirements and no Party shall be required to breach any such law, regulation, rule or code.

11	Assignment

This Agreement is personal to the Parties and no Party shall assign, transfer, mortgage, charge, subcontract, declare a trust over or deal in any other manner with any of its rights and obligations under this Agreement; provided, that EIG may assign or transfer its respective rights, interests or obligations under this Agreement to an Affiliate of EIG, but, in each such case, no such assignment shall relieve EIG of any of its obligations hereunder.

12	Entire agreement

This Agreement constitutes the entire agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

13	Counterparts

13.1
This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one Agreement.

13.2
Transmission of an executed counterpart of this Agreement (but for the avoidance of doubt not just a signature page) by e-mail (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement. If either method of delivery is adopted, without prejudice to the validity of the Agreement thus made, each Party shall provide the other Parties with the original of such counterpart as soon as reasonably possible thereafter.

13.3	No counterpart shall be effective until each Party has executed and delivered at least one counterpart.

14	Variation and waiver

14.1	No variation of this Agreement shall be effective unless it is made in writing and signed and delivered by the Parties (or their authorized representatives).

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14.2	A waiver of any right or remedy under this Agreement or by law is only effective if it is given in writing and shall not be deemed a waiver of any subsequent right or remedy.

14.3
A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy.

14.4	No single or partial exercise of such right or remedy provided under this Agreement or by law shall prevent or restrict any further exercise of that or any other right or remedy.

14.5	The rights and remedies provided in this Agreement are cumulative and do not exclude any rights or remedies provided by law except as otherwise expressly provided.

15	No partnership or agency

15.1	Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership between the Parties or constitute any Party the agent of another Party.

15.2	Each Party confirms it is acting on its own behalf and not for the benefit of any other person.

16	Notices and consents

16.1
All notices and other communications that are required or may be given pursuant to this Agreement must be given in writing, in English, and shall be deemed to have been given (a) when delivered personally, by courier, to the addressee, (b) when received by the addressee if sent by registered or certified mail, postage prepaid, or (c) on the date sent by email (upon affirmative or automated reply by email by the intended recipient that such email was received) if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient. Such notices and other communications must be sent to the following addresses or email addresses:

(a)	Parent

	Address:	Diversified Energy Company PLC 1600 Corporate Drive Birmingham, Alabama 35242, USA

	For the attention of:	Ben Sullivan

	Email Address:	bsullivan@dgoc.com

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(b)	EIG

	Address:	EIG Management Company, LLC 600 New Hampshire Avenue NW, Suite 1200 Washington, DC 20037

	For the attention of:	General Counsel Jeannie Powers Billy Rogers

	Email Address:	notices@eigpartners.com jeannie.powers@eigpartners.com billy.rogers@eigpartners.com

16.2	Either Party may change its address or email address for notice purposes by written notice to the other Party in the manner set forth above.

17	Severance

17.1
If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

17.2
If any provision or part-provision of this Agreement is deemed deleted under clause 17.1, the Parties shall negotiate in good faith to agree a replacement provision that, to the greatest extent possible, achieves the intended commercial result of the original provision. Any such amendment will be made in accordance with clause 14.

18	Rights of third-parties

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

19	Inadequacy of damages

Without prejudice to any other rights or remedies that the Parties may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach of the terms of this Agreement. Accordingly, the Parties shall be entitled to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

20	Rights and remedies

Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

21	Governing law

This Agreement and the rights and obligations of the parties including all non-contractual obligations arising under or in connection with this Agreement shall be governed by and construed in accordance with the laws of England and Wales.

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22	Jurisdiction

The Parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any claim, dispute or difference arising out of or in connection with this Agreement and/or any non-contractual obligation arising in connection with this Agreement.

23	Further assurances

(a)
At any time after the date of this Agreement, each Party shall, and shall use all reasonable endeavors to procure that any necessary third party shall, at the cost of that Party, execute such documents and do such acts and things as the other Party may reasonably require for the purpose of giving full effect to all the provisions of this Agreement.

(b)
At any time after the date of this Agreement, if Parent undertakes a change in its jurisdiction of incorporation by way of a redomiciliation, migration or similar transaction, the Parties shall amend this Agreement to provide the Parties with rights vis-à-vis such entity following such transaction that are substantially identical to those set forth in this Agreement to the fullest extent permitted by the Applicable Law of such new jurisdiction.

This Agreement has been entered into and delivered on the date stated at the beginning of it.

14

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

DIVERSIFIED ENERGY COMPANY PLC

By:
Name:
Title:

[Signature Page to Relationship Agreement]

EIG MANAGEMENT COMPANY, LLC

By:
Name:
Title:

[Signature Page to Relationship Agreement]

Exhibit C
Form of A&R LLC Agreement

Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Exhibit C – Form of A&R LLC Agreement

Exhibit D
Signing Date Certificate

Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Exhibit D – Signing Date Certificate

Exhibit E
Equity Award Surrender Agreement

Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Exhibit E – Equity Award Surrender Agreement

Exhibit F
Form of Release

Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Exhibit F – Form of Release

Exhibit G

Illustrative Example of Net Working Capital

Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Exhibit G – Illustrative Example of Net Working Capital

Schedule A-1

Leases

Omitted pursuant to Item 601(a)(5) of Regulation S-K.

Schedule A-1 – Leases

Schedule A-2
Subject Wells

Omitted pursuant to Item 601(a)(5) of Regulation S-K.